LATHAM & WATKINS

Corso Giacomo Matteotti, 8
20121 Milano
Italy
Tel: +39 02-3046-2000 Fax: +39 02-3046-2001
www.lw.com

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File No. 82-35020

October 16, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA


06017383

Ladies and Gentlemen,

Banca Intesa S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-35020

On behalf of Banca Intesa S.p.A. ("**Banca Intesa**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Presentation dated October 13, 2006, relating to the merger project between Banca Intesa and Sanpaolo IMI;
- Press Release dated October 13, 2006, announcing the acquisition by Banca Intesa of a majority stake in Ltg Banka in Bosnia and Herzegovina;
- Press Release dated October 12, 2006, announcing the approval by the board of Banca Intesa of the merger with Sanpaolo IMI;
- Press Release dated October 11, 2006, announcing the agreement entered into between Banca Intesa and Credit Agricole in connection with the proposed business combination between the Intesa group and the Sanpaolo IMI group;
- Press Release dated September 27, 2006, announcing negotiations entered into between Banca Intesa and Credit Agricole in connection with the proposed business combination between the Intesa group and the Sanpaolo IMI group; and
- 2006 Half-Yearly Report as of June 30, 2006 (including report by the statutory board of auditors and report by the external auditor Reconta Ernst & Young).

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

dlw 10/17

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino (by S. Iba

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Andrea Tamagnini
of Banca Intesa S.p.A.

Banca Intesa GRUPPO SANPAOLO IMI

Italian Leader with European Scale

Setting a New Benchmark for Value Creation

The Merger Project

Milan, 13 October 2006

Disclaimer

IMPORTANT INFORMATION

In connection with the proposed business combination, the required information document will be sent to Commissione Nazionale per le Società e la Borsa ("CONSOB") and, to the extent that the shares issued of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission ("SEC"). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act") is available, the shares issued in connection with the proposed business combination will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. **Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Banca Intesa S.p.A and Sanpaolo IMI S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Banca Intesa S.p.A. nor Sanpaolo IMI S.p.A. undertakes any obligation to update any forward-looking information or statements.

Foreword

- This presentation describes the Merger agreement and focuses on the industrial rationale and the value creation potential of the Transaction
- The data herein provided takes into account the impact of the announced disposal of branches / banking subsidiaries to Crédit Agricole and does not include any potential further antitrust requirements
- The New Group Business Plan will be developed by the new management team and will be presented in the first half of 2007

Agenda

Undisputed Italian Leader with European Scale

The Italian Leader

- Undisputed leader in all segments with a market share of >20% in customer loans and deposits, roughly twice the next largest player
- Clear leadership in most attractive products
- Strong capital base and best in-class asset quality

Unique Customer Reach

- Largest domestic branch network: ~5,500 branches, ~17% market share and ~12 million clients
- Best branch footprint making the Group truly nationwide: market share >15% in 15 regions out of 20
- High penetration of local markets: market share <5% only in 9 provinces out of 103
- Particular strength in the wealthiest areas of Italy: strong retail presence covering more than 70% of Italian household wealth

Strategic and Complementary International Presence

- Strong and complementary presence in Central and Eastern Europe reaching over 6 million clients in 10 countries through ~1,400 branches[(1)]
- Most extensive international network among Italian banks with a presence in 34 countries

Undisputed leadership in attractive Italian market with strategic international scale

Note: Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole
(1) Including Ukrsotsbank in Ukraine and Panonska in Serbia (acquisitions underway)

Significant Value Creation with Very Low Execution Risk

Significant Synergy Generation

- ~€1.6bn estimated pre-tax synergies in 2009, with a further ~€100m of cost synergies in 2010
  - ~€1bn cost synergies, equivalent to ~10.6% of 2005 combined cost base[1] and representing ~63% of total synergies 2009
  - ~€0.6bn revenue synergies, equivalent to ~3.5% of 2005 combined revenue base[1] and representing ~37% of total synergies 2009
- One-off integration costs estimated at ~€1.6bn

Very low execution risk due to the friendly nature of the merger, proven track record in managing integrations and compatible organisational models

(1) 2005 combined revenues and costs pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole

A Shared Commitment to Sustainable Growth

The Merger of Two Banks Sharing Common Values

- Solid value creation fostering social cohesion and taking a long term approach to preserving the environment
- Building on local strengths, promoting local economies and respecting local differences
- Client-oriented policies
- Valuing relationships through high quality services and products
- Harnessing human capital as a strong lever to enhance corporate value
- Taking a responsible attitude towards all stakeholders through continuous and constructive dialogue

Ready to face the challenges of delivering sustainability

Attractive Proposition for All Stakeholders

Shareholders

- Ordinary payout in excess of 60% while maintaining a sound capital base
- Possibility to return excess capital to shareholders
- Transaction EPS accretive for both Banca Intesa and Sanpaolo IMI shareholders
- Higher growth potential than stand-alone entities
- Modern governance rules ensuring fair representation of all Shareholders and effective management

Clients

- A true "local" bank in all Italian regions with unrivalled retail presence
- Enhanced product and service offering as result of new investments in technology and product innovation
- Even more competitive pricing for clients in some products thanks to cost efficiencies

Employees

- Creation of an industry leader, able to attract and retain talent
- Professional growth opportunities for all employees
- Stimulating and transparent environment where merit is rewarded
- Transparent rules and disclosure of strategies in order to enhance internal cohesion

Society and Environment

- An important growth engine for the countries where the Group operates, particularly Italy, able to favour infrastructure development initiatives and Italian corporates' main business projects in Italy as well as abroad
- Great attention to the specific needs of all segments of society and promotion of financial inclusion (i.e. immigrants, young people, Third Sector, etc.)
- Strong commitment to the protection of the environment and local communities strengthening sustainable performances

Fully committed to value creation, leveraging a unique market presence

Key Terms and Clear Corporate Governance

Key Terms and Conditions

- Friendly transaction to be implemented via a merger of equals
- 3.115 new Banca Intesa ordinary shares for each Sanpaolo IMI ordinary / privileged share
- Combined market capitalisation of ~€72bn[1]
- Conditions: subject to shareholders' and relevant regulatory approval

Agreement with Crédit Agricole

- Disposal of CR Parma, FriulAdria and 193 branches to Crédit Agricole
- Feasibility study to assess the possibility of a pan-European joint-venture in asset management
- Put / Call agreements with Crédit Agricole on the activities attributable to 65% of Nextra sold in 2005 if the joint-venture in AM is not considered feasible

Clear Corporate Governance

- Legal HQ in Turin, operating HQs in Milan and in Turin
- Modern corporate governance proposition through Dual Model:
  - Supervisory Board - Approval of strategic decisions
  - Management Board - Group management
- Well-defined allocation of responsibilities
  - One Chairman at Supervisory Board level (Giovanni Bazoli) and 1 Chairman at Management Board level (Enrico Salza)
  - One Empowered CEO: Corrado Passera, part of the Management Board
  - Two general managers. One of them, Pietro Modiano, deputy to the CEO

Organisational Model

- Enhancement of the "Banca dei Territori" model: the most appropriate way for managing different regional realities
- Adoption of a single national brand for Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. branch networks

(1) Based on share prices as of 11 October 2006

Key Transaction Dates

Date	Event	Status
26 August 2006	■ Approval of the Merger Project guidelines by Banca Intesa and Sanpaolo IMI Boards	✓
12 October 2006	■ Approval of the Agreement with Crédit Agricole by Banca Intesa Board ■ Approval of the Merger Project by Banca Intesa and Sanpaolo IMI Boards	✓
End November / Beginning December 2006	■ Approval of Merger Documentation ("Progetto di Fusione") by Banca Intesa and Sanpaolo IMI EGMs	
By End December 2006	■ All relevant regulatory approval	
1 January 2007	■ Merger effective	

Note: Timetable is indicative and may change depending on legal and regulatory considerations

Agenda

1. Transaction Summary
2. **Industrial Rationale**
3. The Agreement with Crédit Agricole
4. Corporate Governance and Organisational Model
5. Value Creation
6. Integration Process
7. Closing Remarks

The Undisputed Italian Leader

Product / Segment	Market Share	Ranking (#)	Δ vs. Next Largest Player
Loans to Customers	20.2%	1	+9.6pp
Mortgages	19.0%	1	+2.0pp
Consumer Credit[(1)]	15.4%	1	+4.1pp
Factoring	25.3%	1	+9.5pp
Customer Deposits	20.4%	1	+10.0pp
Asset Management	30.9%	1	+15.8pp
Bancassurance	27.5%	1	+14.8pp
Private Banking	23.4%	1	+6.6pp
Foreign Trade Settlements	27.4%	1	+13.6pp

Source: 2005 Annual Reports, Bank of Italy, UIC, IAMA, Assifact, Assogestioni, Assofin, Ass. Italiana Private Banking and Thomson Financial
Note: Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole, except for asset management (June 2006). Market shares based on the following metrics: for mortgages and consumer credit, new business; for asset management, OICR funds; for bancassurance, life new premiums; for private banking, total assets' clients; for factoring, cumulated turnover; for foreign trade settlements, total value of payments (goods)
(1) Including Agos

The Italian Market Has High Growth Potential

Products	Indicators	Italy	Europe[1]	Δ
Current accounts	Current accounts/ inhabitant	0.8	1.0	-20%
Credit cards	Cards/inhabitant	0.5	0.8	-38%
Life insurance	Reserves/GDP (%)	26.1	49.7	-23.6p.p.
Mortgages	Stock/GDP (%)	19.2	52.7	-33.5p.p.
Consumer finance	Stock/GDP (%)	5.5	8.9	-3.4p.p.

Source: Central Banks, RBR Payment Cards in Europe, local category associations, McKinsey analysis
(1) Includes: France, Germany, UK, Spain, Portugal, Belgium, Sweden, the Netherlands, Switzerland

Financial Strength Built on Best in Class Asset Quality and Sound Capital Base

	New Group	Main Italian Competitors[2]
NPL[1] Coverage	72%	62%
Net NPLs[1] / Net Loans	0.8%	2.2%
Core Tier 1 Ratio	8.8%	6.2%







Note: Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole, including capital gains
(1) Sofferenze
(2) UniCredit, Capitalia, MPS, BNL

Unique Customer Reach


34
35%
613
24%
1,259
21%
83
9%
691
21%
175
19%
165
18%
297
9%
115
5%
176
16%
132
24%
427
17%
122
19%
23
16%
284
21%
460
30%
33
14%
90
17%
116
17%
194
11%
5-10%
10-15%
15-20%
>20%
New Group
Total Branches: 5,489
Market Share: ~17%
Branch Distribution by Geography
South & Islands
24%
North-West
38%
Centre
15%
North-East
23%
Northern Italy, where ~60% of branches of the New Group is located, accounting for 55% of Italy's GDP(1)
Market Share and Positioning of the New Group
Rank
#1
#2
#1
#1
#1
21.4%
14.7%
13.1%
19.2%
17.4%
North-West
North-East
Centre
South & Islands
Italy

Source: Bank of Italy. Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole
(1) Source: Bank of Italy regional accounting reports as of May 2006 based on 2005 data

High Penetration of Local Markets, Particularly Strong in the Wealthiest Areas



Strong Retail Presence in Areas Representing ~70% of Household Wealth
Market Share
Number of Micro Markets ("Comuni")
Italian Household Wealth
Sanpaolo IMI
Banca Intesa
New Group
5,921
5,921
5,921
100%
> 20%
10 - 20%
< 10%
0%
1,014
454
273
4,180
574
379
299
4,669
1,738
515
3,557
42
30
8
20

"Banca dei Territori" organisational model with strong local brands will help to maximise local reach

Source: Istat, Bank of Italy
Note: Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole

Strong and Complementary Strategic Presence in Fast Growing Central and Eastern European Markets


Combined Presence in CEE
Russia
n.a. / n.a.
Slovakia
#2 / 16%
Hungary
#3 / 9%
Slovenia
#6 / 6%
Ukraine(1)
#5 / 5%
Romania
n.a. / 1%
Croatia
#2 / 18%
Serbia(1)
#2 / 13%
Bosnia
#5 / 4%
Albania
#5 / 5%
Both Banks Banca Intesa Sanpaolo IMI

Presence in 10 countries, total assets of over €25bn and ~1,400 branches[1]

Source: Annual reports, public information. Market shares and rankings calculated on total assets
(1) Including Ukrsotsbank in Ukraine and Panonska in Serbia (acquisitions underway)

Leading European Player



Market Capitalisation (€bn)
Rank Eurozone
HSBC 172.3
UBS 103.5
RBS 88.7
SAN 81.8 1
BNPP 80.4 2
Intesa+SPIMI 72.2 (1) 3
UCI 69.8 4
Barclays 68.3
BBVA 63.8 5
HBOS 60.7
SG 59.7 6
CS 58.6
Intesa 38.6 10
SPIMI 33.6 11
Customer Loans (€bn)
Rank Eurozone
HSBC 627.3
RBS 608.8
HBOS 501.6
CA 455.4 1
SAN 435.8 2
UCI 426.6 3
Barclays 392.4
ABN 380.2 4
BNPP 301.2 5
Intesa+SPIMI 289.0 (1) 6
UBS 266.7
Lloyds 255.3
SG 249.6 7
BBVA 216.9 8
Intesa 169.5 13
SPIMI 139.5 19

The New Group will be one of the top Eurozone banks

Source: FactSet. 2005 Annual Reports. Sample including only publicly traded European banks, except ING and Fortis (due to the high weight of the insurance business)
Prices as of 11 October 2006
(1) Data as of 2005 year end pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole

Agenda

1. Transaction Summary
2. Industrial Rationale
3. **The Agreement with Crédit Agricole**
4. Corporate Governance and Organisational Model
5. Value Creation
6. Integration Process
7. Closing Remarks

The Agreement at a Glance: Summary and Strategic Rationale

Strategic Rationale

- Pre-emptively addressing antitrust issue
- Address branch overlap
- Maximise value from disposals
- Restore all options to develop New Group asset management business

Banking Network

- Disposal to Crédit Agricole ("CA") of
  - 100% of CR Parma e Piacenza (310 branches as of 30 June 2006)
  - 76% of FriulAdria (149 branches as of 30 June 2006)
  - Additional 193 retail branches, again to pre-empt antitrust issues
- Aggregate cash purchase price of ~€6bn
- Pre-tax capital gain of ~€4bn

Asset Management

- Assess the possibility of a pan-European joint-venture in asset management
- Put / Call agreements up to October 2007 with CA on the activities attributable to the 65% of Nextra sold in 2005 by Banca Intesa to CA at a price in line with the price of the original sale

Other

- Consumer credit joint venture - related to Banca Intesa network - to remain in force for 3 year period, at the end of which a call / put option is exercisable for the sale to CA of Banca Intesa's 49% interest in Agos
- Transaction closing conditional on the merger

Sizeable pre-tax capital gain of ~€4bn and complete freedom in developing the New Group's asset management business

Banking Network: Disposal of 652 Branches to Crédit Agricole

Agreed Banking Perimeter [1]



50
147
67
111
7
184
11
7
61
0%
>0-2%
>2-4%
>4%

Key Financials

	Data (1H06)	Implied Multiple
Net Equity	€2bn	3.2x
Direct Customer Deposits	€24bn	0.26x
Indirect Customer Deposits	€44bn	0.14x
Net Income	€201m	16.6x[2]
Branches	652	€9.6m per branch

Cash consideration of ~€6bn, with a pre-tax capital gain of ~€4bn, fully recognises value of sold assets

(1) Bank of Italy. Data as of December 2005
(2) Based on FY06 expected Net Income

Asset Management: Re-Acquiring Full Flexibility

Current Structure


CRÉDIT AGRICOLE
65%
Banca Intesa
35%
CAAM SGR
SOCIETÀ DI GESTIONE DEL RISPARMIO

Key Terms of the Agreement

- Feasibility study to assess the possibility of a pan-European joint-venture in asset management
- If joint-venture project not feasible
  - Put / call agreement on the activities attributable to the 65% of Nextra sold in 2005 at a price in line with the price of the original sale (€816m)
  - Exercise period: from the date of the branches' sale (Jan-Mar 2007) up to October 2007
- Existing agreements to remain in force with respect to the exclusive distribution until exercise of the call/put options, with the exception of the following
  - Crédit Agricole shall waive the right to purchase, following the merger, Sanpaolo IMI AM companies
  - Crédit Agricole acknowledges that Sanpaolo IMI branch network does not fall within the scope of the distribution agreement

The New Group will have complete freedom in developing the significant potential of the asset management business

Agenda

1. Transaction Summary
2. Industrial Rationale
3. The Agreement with Crédit Agricole
4. **Corporate Governance and Organisational Model**
5. Value Creation
6. Integration Process
7. Closing Remarks

Effective Corporate Governance through Dual Model and One Empowered CEO

Supervisory Board

- Members elected by the General Shareholders' Meeting
- Supervising the activities of the Management Board
- Specifically responsible for the approval of main strategic initiatives proposed by the Management Board

Management Board

- Members elected by Supervisory Board
- Responsible for the group management in accordance with the general strategic guidelines defined by the Supervisory Board

CEO

- One empowered CEO, member of the Management Board

Modern governance rules ensuring fair representation of all shareholders and effective management

Divisional Model with Clearly Identified Business Units (1/2)



Parent Company (Operating Holding)
Legal HQ in Turin
Operating HQs in Milan and Turin
Banca dei Territori(1)
Corporate & Investment Banking
Public & Infrastructure Financing
Foreign Subsidiary Banks
Eurizon
Clients
Retail
Private
Small business
SME
Corporate
Financial institutions
Sovereign / public authorities
Public utilities
Other PA service providers
Infrastructures
Presence in 10 CEE countries
Asset management
Life and P&C insurance
PFA network
Other Product Companies
Under the Group business units' control
Business Units
Products Companies

(1) Domestic commercial banking

Divisional Model with Clearly Identified Business Units (2/2)

Key Characteristics

Banca dei Territori[1]	Corporate & Investment Banking	Public & Infrastructure Financing	Foreign Subsidiary Banks
■ The leading banking distribution network in Italy - ~5,500 domestic branches with ~12m retail clients - creation of a specialised "Private Bank" with 190 dedicated service centres - ~300 specialised SME centres - ~4,000 investment advisors in the branch network - unique platform for direct channels ■ Co-ordination of an integrated product companies platform, incl.: - Credit cards - Leasing	■ Largest corporate player in Italy ■ Group provider for corporate and investment banking services, working closely with other business units to leverage strong customer base ■ Leading Italian debt equity capital markets platform, with critical mass in several plain vanilla and structured products ■ Undisputed leadership in factoring ■ Leveraging strong competencies and brands	■ Creation of a leading Italian player through the merger of Banca OPI / BIIS - ~€23bn lending to PA customers - 22% market share in Italy ■ Dedicated product offer, incl.: - Lending - Municipal bonds - Project financing - Equity investments - Advisory - Securitisations	■ Strong CEE positioning with enhanced growth potential[2] : - presence in 10 countries - ~1,400 branches - €25bn total assets

(1) Domestic commercial banking
(2) Including Ukrsotsbank in Ukraine and Panonska in Serbia (acquisitions underway)

Enhancing Territorial Strength through the "Banca dei Territori" Model

Main Features

- Clear flat and effective management structure with key role of area managers
- Local character maintained through valuable brands and separate legal entities
- Specialisation through dedicated branches and customer service models
- Full use of multi-channel delivery of banking services
- Single operating and back office platform

Benefits for the New Group

- Clear management ownership and accountability
- Build on the strong local ties of the Group's regional brands
- Enable effective management of local diversity and meet customer needs
- Reduce cost to serve customer and improve convenience
- Ensure scale efficiencies and effective business process management

The New Group Network Model

- Enhanced territorial strength through regional banks concentrated in their traditional geographical areas
- A network of the merged Banca Intesa S.p.A. / Sanpaolo IMI S.p.A. branches under a common umbrella brand complemented by regional banks with strong local brands
- Elimination of commercial overlap through branch transfers facilitating customer reach

The most appropriate way for managing different regional realities

Agenda

€1.6bn Synergies by 2009, with Further ~€100m in 2010



Pre-Tax Synergies (€m)
Revenues as a % of Total
Costs as a % of Total
~150
50%
50%
~800
40%
60%
~1,550
37%
63%
~1,650
35%
65%
2007
2008
2009
2010
Revenue Synergies 2009/
Combined Revenues 2005(1)
3.5%
Cost Synergies 2009/
Combined Costs 2005(1)
10.6%

(1) *Data pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole*

Cost Synergies Breakdown and Key Actions

	Amount (€m)	% of Total	Key Actions
IT	270	28%	■ Unification of IT architecture ■ Rationalisation of software / hardware management and info providers
Central Functions	140	14%	■ Integration and rationalisation of new combined structure
Administrative Expenses	310	32%	■ Economies of scale ■ Unification of procurement functions ■ Renegotiation of purchasing agreements
Back Office/ Support Structures Banking Network	160	16%	■ Integration of back office at both central and local level ■ Alignment to best practice
Product Companies	90	9%	■ Integration of product companies (e.g. Leasint / Intesa Leasing)
International Network	10	1%	■ Economies of scale in overlapping CEE banking subsidiaries ■ Integration of international offices
Total 2009	980	100%	Personnel cost savings 07-09 equal to €360m, representing ~7% of combined personnel costs in 2005, mainly from central functions and back office rationalisation

Revenue Synergies Breakdown and Key Actions

	Amount (€m)	% of Total	Key Actions
Retail	405	70%	■ Higher penetration in local markets leading to an increase in cross-selling and share of wallet ■ Improved pricing competitiveness ■ Launch of new products ■ Best practice transfer
Corporate	250	43%	■ Increased number of commercial staff per client enables improved market coverage ■ Alignment of internal best practice in terms of productivity / margins thanks to product sharing, IT and strengthened commercial approach ■ Enhancement of investment banking / capital markets factory
Revenue Attrition	(75)	(13%)	■ Estimated potential reduction of business volumes related to corporate clients exceeding appropriate risk reward ratio in share of wallet
Total 2009	580	100%	

Key Factors Empowering the Growth Potential of the Group

Drivers to Enhanced Growth Potential as a Result of the Merger

Penetration
- Increased number of micro markets with "optimal" critical mass

  - Truly national coverage of market
  - Strengthened commercial focus thanks to improved deployment of customer managers

Relative Strength
- Increased "reach" / optimised dimension in substantially fragmented markets

  - Marketing / Communication
  - Product Innovation
  - Networking

Alignment of Best Practices
- Performance enhancement driven by knowledge sharing

  - Flat organisational structure facilitates sharing of best practices

Pooling of Talents effect
- Opportunity to draw on best talent in all geographical and product areas

  - Enhanced commercial effectiveness
  - Allocation of best managers to key clients

Greater growth potential for New Group in highly fragmented local Italian banking markets

Integration Costs Estimated at €1.6bn

	Amount (€m)	% of Total	Description
Personnel	1,070	69%	■ Costs related to expected redundancies ■ Training costs
Advertising	80	5%	■ New Group institutional advertising ■ Commercial development initiatives
IT	300	19%	■ Hardware / software ■ Write-offs ■ Related costs (mobility, training, etc)
Rebranding and Other	100	6%	■ Rebranding: from branches to stationery ■ Legal and consultancy costs
Total 07-09	1,550	100%	

Main Combined Financial Targets

	Combined 2005 Adjusted [1]	Excluding Restructuring Costs	
		2009	CAGR 05-09
Operating Margin (€bn)	7.2	13.4	16.9%
Net Income (€bn)	3.9	7.0	14.9%
EPS (€)	0.31	0.54	14.9%

Strong value creation with further upside potential returns from excess capital

(1) *Data pro-forma for the announced disposal of branches / subsidiaries to Crédit Agricole (not including the capital gain) and adjusted excluding main non-recurring items*

Agenda

Integration Process Timeline

	Description	Expected Timeline
Phase 1: Merger Agreement	▪ Creation of one integration unit reporting directly to the CEO ▪ Definition of procedures for co-ordination of former Sanpaolo IMI and Banca Intesa networks ▪ Definition of new divisional business model	▪ Now – Year End
Phase 2: Merger Process	▪ Appointment of the management team ▪ IT diagnostic, choice of target IT system and software development ▪ Integration of central functions ▪ Organisation and IT migration	▪ 18-24 months after merger

Merger completion, with full roll-out of Banca dei Territori, by 2008

Low Execution Risk

Integration Process with a Low Execution Risk thanks to:

- Friendly nature of the transaction
- Proven track-record in managing integrations
- Empowered Chief Executive Officer
- Dedicated integration unit directly reporting to the Chief Executive Officer
- Compatible organisational models

Agenda

1. Transaction Summary
2. Industrial Rationale
3. The Agreement with Crédit Agricole
4. Corporate Governance and Organisational Model
5. Value Creation
6. Integration Process
7. **Closing Remarks**

Closing Remarks

Italian leader with European scale

Unique customer reach, with high penetration of local markets, creates one of the best domestic competitive positions in European banking

Significant synergy generation due to the domestic nature of the deal

Low execution risk due to friendly nature of the deal, proven track record in managing integrations and compatible organisational models

Full commitment to value creation for all stakeholders



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Press releases

BANCA INTESA ACQUIRES A MAJORITY STAKE IN LTG BANKA IN BOSNIA AND HERZEGOVINA

Milano, 13th October 2006

Banca Intesa announces the acquisition of 140,704 ordinary shares of LT Gospodarska banka d.d. Sarajevo (LTG banka), representing 66.98% of the bank's ordinary share capital, from a group of controlling shareholders.

The acquisition has been carried out through Banca Intesa's subsidiary Privredna Banka Zagreb (PBZ), the second largest Croatian bank, at the price of €76.73 (KM 150.07) for each share, corresponding to a valuation of 1.75 times the LTG banka's book value as at 31st December 2005. PBZ will subsequently launch a public tender offer for LTG banka's remaining shares, subject to the approval of the Securities Commission of Bosnia and Herzegovina.

As at 31st December 2005, LTG banka had €71.9 million of assets, €45 million of customer loans, €55.3 million of customer deposits, and €9.19 million of shareholders' equity. For the twelve months ended 31st December 2005, its net income amounted to €119,000. The bank's network is made up of 5 regional branches and 19 branch offices.

Gruppo Intesa is already present in Bosnia and Herzegovina where it owns 81.18% of UPI Banka, the fifth largest bank in the country, the purchase of which was completed last February.

Moreover, the Group is operational in Central-Eastern Europe with Slovakia's second largest bank Vseobecna Uverova Banka (VUB), Serbia's second largest bank Banca Intesa Beograd (formerly Delta Banka) and Hungary's fourth largest bank Central-European International Bank (CIB) and is completing the acquisition of Ukrsotsbank, Ukraine's fifth largest bank. Moreover, Gruppo Intesa is operational also in the Russian Federation through KMB, a leading bank in lending and leasing to small enterprises, ZAO Banca Intesa, the only Italian bank with an operating licence in Russia set up at the end of 2003, and its Moscow representative office. The Group is also present in the Czech Republic through a VUB branch and in Poland with its Warsaw representative office.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Banca Intesa S.p.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it


RECEIVED
2006 OCT 17 A 8:31

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Press releases

BANCA INTESA APPROVES THE MERGER PROJECT WITH SANPAOLO IMI

Milano, 12th October 2006

- **The new Group will be the undisputed leader in Italy with an average market share of approximately 20% in all banking business areas; the network of approximately 5,500 branches will be capillary and well distributed throughout the country with a market share exceeding 15% in most regions. Commercial effectiveness will be enhanced by the adoption of the "Banca Nazionale dei Territori" model, coupled with the integration of the networks of the Parent Companies, Banca Intesa and Sanpaolo IMI.**
- **Exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary and preferred share confirmed.**
- **Pre-tax synergies estimated at approximately 1,550 million euro in 2009, of which 980 million (63%) from costs.**
- **Pre-tax one-off integration costs estimated at approximately 1,550 million euro in the 2007-2009 period.**
- **Main targets of the new Group, post-synergies and after the aforementioned sales:**
-net income for 2009 approximately 7 billion euro;
-compound annual growth rate for net income 2005-2009 equal to approximately 14.9% (adjusted for the non-recurring items registered in 2005);
-improvement in EPS for 2009 at approximately 16% following synergies;
-operating margin for 2009 at approximately 13.4 billion euro with a compound annual growth rate 2005-2009 equal to 16.9%;
-pay-out equal to at least 60% of net income with the possibility of returning excess capital to shareholders.

- **Approval of the new Articles of Association which set forth a corporate governance structure made up of a Supervisory Board and a Management Board.**

- **A Shareholders' Meeting is expected to be summoned for the end of this November to approve the merger project and new Articles of Association and appoint the Supervisory Board's Directors.**

- **The Board also approved an agreement with Crédit Agricole which includes the sale of subsidiaries Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria and that of 193 Banca Intesa branches for total cash consideration of approximately 6 billion euro and a capital gain of approximately 4 billion euro and the evolution of their partnership in asset management with the possibility of purchasing activities corresponding to 65% of Nextra sold by Banca Intesa to Crédit Agricole.**

The Board of Directors of Banca Intesa, which met today under the chairmanship of Giovanni Bazoli, **unanimously approved the project of the merger of Sanpaolo IMI in Banca Intesa.**

In connection with the merger project, the Board also **approved the agreement with Crédit Agricole,** disclosed yesterday to the market, upon the sale of the subsidiaries Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria, the disposal of 193 Banca Intesa's branches and the evolution of the partnership in asset management activities.

Moreover, the Board of Directors **gave the mandate to the Chairman to summon both the Extraordinary Shareholders' Meeting and the Ordinary Shareholders' Meeting.** The former **will be called to approve the merger project and a new text of the Articles of Association** which includes – among other things – the adoption of a corporate governance structure made up of a Supervisory Board and a Management Board. The latter **will be called on the same occasion to appoint** - pursuant to the newly adopted Articles of Association - **the first Supervisory Board** of the absorbing company. Both Meetings are expected to be summoned for around the end of this November.

The Extraordinary Shareholders' Meeting will also be called to resolve upon a capital increase for a maximum amount of 15,835,003.08 euro of nominal value through the issuing of 30,451,929 ordinary shares to service the stock option plans already resolved upon by the to-be-absorbed company, for the part still outstanding.

The Ordinary Shareholders' Meeting will also be called to resolve upon the proposal of a purchase plan of own shares and their subsequent assignment, for free, to employees according to the purchase plan approved by today's Board of Directors. This plan provides for the assignment, for free, of ordinary shares to be assigned to all the employees in service in 2006 and still in the payroll as at 1st June 2007 for a maximum countervalue of 700 euro each; the assignment will also involve the employees of Italian Subsidiaries. The value of each share

will be determined as the arithmetical average of the official prices struck by the Banca Intesa ordinary share in the period from 1st June 2007 to the same day of the previous calendar month. The proposal will regard the purchase of shares up to a maximum number of 5,250,000 (equal to approximately 0.09% of the current ordinary share capital) and for maximum consideration of 21 million euro; the Shareholders' Meetings of the aforementioned subsidiaries will authorise the purchase of Banca Intesa ordinary shares up to a maximum number of 1,900,000 (equal to approximately 0.03% of the current ordinary share capital). The plan provides that shares be purchased on the market during June 2007, pursuant to Art. 2357 of the Italian Civil Code, Art. 132 of Testo Unico della Finanza (Combined Regulations on Financial Intermediation) and Art. 144 bis of Delibera Consob No. 11971/1999 (Consob Regulation on Issuers) at a unit price no lower than the face value of the share (0.52 euro) and no higher than 5% above the reference price struck by the share in the stock exchange trading day preceding each purchase. Provisions for future charges equal to approximately 26 million euro will be posted in the "personnel expenses" caption of the consolidated statement of income for the fourth quarter 2006, in compliance with the IAS/IFRS accounting principles which require that the fair value of shares assigned to employees be recognised in personnel expenses.

In the 30 days prior to the date of the Meeting (therefore presumably by the end of the current month) documents pursuant to Art. 2501 septies of the Italian Civil Code - among which the merger project, with the reports of the Directors and the experts' valuation of the congruity of the exchange ratio, and the proposed new text of the Articles of Association - will be made available for the shareholders and the market. In the 15 days prior to the date of the Meeting documents relating to the appointment of the Supervisory Board will be made available. In the 10 days prior to the Meeting the documento informativo (information document) relating to the merger pursuant to Art. 70 of Regolamento Emittenti (Consob Regulation on Issuers) will be made available.

The agreement with Crédit Agricole

Today, the Board of Directors approved the agreement signed yesterday by Banca Intesa and Crédit Agricole.

As detailed in the press release announcing the signing, the agreement includes the sale by Banca Intesa to Crédit Agricole of its entire holdings in Cassa di Risparmio di Parma e Piacenza (representing 100% of the capital) and in Banca Popolare FriulAdria (representing 76.05% of the capital) and of a further 193 Banca Intesa branches for total cash consideration of approximately 6 billion euro with a capital gain of approximately 4 billion euro.

The agreement also includes a feasibility study to assess the possibility of a pan-European joint-venture in the asset management business. If this project is not deemed feasible by one of the parties, a call option for Banca Intesa and a put option for Crédit Agricole are exercisable from the date of the sale of the branches (between 1st February and 31st March 2007) up to 12th October 2007 on the activities attributable to the 65% of Nextra Investment Management sold by Banca Intesa to Crédit Agricole in December 2005 at a price which is to be the same paid for last December's transaction (815.8 million euro) less the dividends received in the meantime by Crédit Agricole plus the cost of equity for the period (calculated applying a 9% interest rate on the 815.8 million euro).

Until the exercise of the possible call/put option the existing asset management agreements will remain in force amended as regards the exclusive distribution in two respects: following the merger, Crédit Agricole shall waive its right to purchase the Gruppo Sanpaolo IMI asset management companies and it shall acknowledge that the latter's branches do not fall within the scope of the branch network under the distribution agreement.

Moreover, the agreement also provides that existing arrangements concerning services supplied in the consumer credit business remain in force - relating to the Gruppo Intesa network before the merger - for a three-year period at the end of which a call/put option shall become exercisable for the sale to Crédit Agricole of Banca Intesa's 49% interest in Agos.

The merger project

The new Group will be among the leaders of the banking system in Europe and able to compete in financial services at a supranational level through a strengthening process with unique features in the domestic market, also after the disposals included in the agreement with Crédit Agricole.

Even before synergies, the new Group will be **among the top banking groups in the euro zone with a market capitalisation** - combining those of the two banks to date - **of over 72 billion euro and will be undisputed leader in Italy with approximately 12 million customers and an average market share of approximately 20% in all business areas** - retail, corporate and wealth management - in line with the leading banks in the main European countries.

On the basis of the two companies' results for 2005 and the aggregation of their market shares, less the aforementioned disposals, the new Group would rank first in Italy in many sectors:

	Banca Intesa + Sanpaolo IMI	
	market share	ranking
Customer deposits	20.4%	1st

Loans to customers	20.2%	1st
Retail		
Asset Management	30.9%	1st
Bancassurance	27.5%	1st
Private banking	23.4%	1st
Mortgages	19.0%	1st
Consumer Credit	15.4%	1st
Corporate		
Foreign trade settlements	27.4%	1st
Factoring	25.3%	1st

Moreover, the new Group will be the Italian leader in the public and infrastructure finance sector.

The new Group's domestic network, made up of approximately 5,500 branches, will be capillary and well distributed throughout the country, with market share above 15% in 15 regions out of 20 and below 5% in only 9 provinces out of 103. More than 60% of the branches are in the North of Italy. Hereafter is the ranking by geographic area:

	Banca Intesa + Sanpaolo IMI	
	market share	ranking
North-West	21.4%	1st
North-East	14.7%	2nd
Centre	13.1%	1st
South & Islands	19.2%	1st
Italy	17.4%	1st

The new Group will also enjoy an outstanding presence in **Central-Eastern Europe** with a network of approximately 1,400 branches and 6 million customers (taking into account the acquisitions under way) of its banking subsidiaries operating in retail and commercial banking activities in 10 countries with total assets of approximately 25 billion euro. Moreover, the international network specialised in support of corporates will be strengthened and present in over 30 countries in particular the Mediterranean area and those areas where Italian enterprises are most active such as the United States, Russia, China and India.

On the basis of the **pro-forma consolidated figures as at 30th June 2006** and taking into account the aforementioned planned disposals, the new Group will have total assets of approximately 547 billion euro, loans to customers of approximately 302 billion euro, direct customer deposits of approximately 321 billion euro and shareholders' equity (including net income for the period) of 52 billion euro.

* * *

The **exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary and preferred share** has been confirmed. Consequently, after the issue of maximum 5,841,113,544 Banca Intesa new ordinary shares (starting to accrue rights as of 1st January 2006), the new Group's **main shareholders** should own the following stakes of ordinary share capital:

Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione CR Padova e Rovigo	3.5%
Fondazione CR Bologna	2.7%
"Gruppo Lombardo"	2.5%
Fondazione Cariparma	2.2%
Caisse Nationale des Caisses d'Epargne	0.7%

The Sanpaolo IMI ordinary shares underlying the American Depositary Receipts (ADR) will have the same exchange ratio applied to all the Sanpaolo IMI ordinary shares.

* * *

Pre-tax synergies are estimated at approximately 1,550 million in 2009 of which approximately 980 million euro from costs, representing 63% of the total and corresponding to 10.6% of the pro-forma

aggregated costs for 2005 (taking into account the planned disposals included in the agreement with Crédit Agricole). Within these synergies, a total amount of 360 million euro is expected from personnel expenses mainly resulting from the streamlining in central and back-office structures. Cost synergies are expected from:
-purchase function centralisation, external contract renegotiation and rationalisation of administrative expenses for approximately 310 million euro,
-unification of IT systems for approximately 270 million euro,
-unification of back-offices for approximately 160 million euro,
-unification of central structures for approximately 140 million euro,
-integration/merger of product companies in the same business areas for approximately 90 million,
-unification of the international networks for approximately 10 million euro.
Further cost synergies for a total of approximately 100 million euro are expected in 2010 as a result of the "dragging effect" of the actions up to 2009.

Revenue synergies are estimated at approximately 580 million euro, representing 37% of total revenues and 3.5% of the pro-forma aggregated revenues for 2005 (taking into account the planned disposals included in the agreement with Crédit Agricole), generated by the retail business for 400 million euro and by the corporate business for 250 million euro from which approximately 70 million of lower revenues are estimated to be deducted as a result of the reallocation of business volumes on the part of corporate customers characterised by high levels of share of wallet. Revenue synergies are expected in particular from:
-deeper entrenchment in the territory which will enable increased cross-selling and the share of wallet levels,
-higher competitiveness in pricing,
-alignment of the new Group to internal best practices.

Total pre-tax one off integration costs are estimated at approximately 1,550 million euro in the 2007-2009 period, and derive from:
-redundancy costs and retraining for approximately 1,070 million euro,
-IT systems for 300 million euro,
-advertising and communication for approximately 80 million euro,
-re-branding and other actions for 100 million euro.

Main targets of the new Group following synergies (excluding integration costs and taking into account the planned disposals to Crédit Agricole) are the following, to be confirmed in the light of the New Group's Business Plan which will be drawn up – once the merger has been completed and the main managerial roles assigned – by the first half of 2007:
-net income for 2009 approximately 7 billion euro,
-compound annual growth rate for net income 2005-2009 equal to 14.9%, adjusted for the non-recurring items registered in 2005,
-improvement in EPS for 2009 at approximately 16% following synergies,
-operating margin for 2009 at approximately 13.4 billion euro, with a compound annual growth rate 2005-2009 equal to 16.9%,
-pay-out equal to at least 60% of net income, with the possibility of returning excess capital to shareholders – also in the light of strong expected value creation – notwithstanding a **high level of capitalisation and a massive investment in innovation and human capital,**

Corporate Governance

The merger project sets forth that the bank resulting from the merger adopts the so-called dual corporate governance structure made up of a Supervisory Board and a Management Board. The new text of the Articles of Associations, which will be submitted at the Extraordinary Shareholders' Meeting called to approve the merger project, shall in particular propose the following:

-the **Supervisory Board** is composed of between 15 and 21 Directors appointed at the Meeting by the list vote mechanism with a three-financial-year mandate that expires at the date of the following Meeting. Shareholders representing at least 1% of the ordinary share capital may submit a list of candidates. The Articles of Association reserves to the Supervisory Board, in addition to matters reserved by the law, the approval of: strategic and programmatic guidelines, business and financial plans, the parent company's and the group's budgets prepared by the Management Board and strategic and major economic-financial operations;

-the **Management Board** is composed of between 7 and 11 Directors appointed by the Supervisory Board which determines its number at the time of their appointment. Directors' mandates, according to the Supervisory Board's resolutions, shall be for a maximum of three financial years and expire at the date of the Supervisory Board's Meeting called to approve the last financial statements of their appointment. The Management Board has the responsibility of managing the company according to the strategic guidelines approved by the Supervisory Board and the power to make all the ordinary and extraordinary transactions necessary to corporate purpose and activities, save for some strategic transactions for which the Supervisory Board's authorisation is required;

-the Management Board shall appoint a **Managing Director** from amongst its members, who is Chief Executive Officer and supervises management, within the powers he has been attributed and according to the general guidelines resolved upon by the Boards;

-the Supervisory Board sets up:

- a **Nomination Committee** with the functions of selecting and proposing appointments of Management Board Directors,
- a **Remuneration Committee** with the function of proposing and consulting on compensation, pursuant to the law and the Articles of Association,
- an **Internal Control Committee** with the functions of proposing, consulting and enquiring on matters attributed to the Supervisory Board as regards internal controls.

The Directors of the Supervisory Board will be appointed for the first time at the Ordinary Shareholders' Meeting of the absorbing company Banca Intesa upon application of a specific transitory rule of the new Articles of Association which provides that 19 Directors be appointed to the Supervisory Board and remain in office for three financial years by the list vote mechanism set forth in the Articles of Associations in force for the appointment of the Statutory Board. Appointment to the Supervisory Board follows this procedure: 18 candidates are the top from the list which has obtained the highest number of votes and the remaining one to be the candidate who ranked first in the list showing the second highest number of votes. Should only one list of candidates be submitted, Directors to the Supervisory Board will all be chosen from that list. The appointment of the aforementioned 19 Supervisory Board Directors will become effective as from the merger enters into effect.

After the merger becomes effective an Ordinary Shareholders' Meeting will be summoned to appoint another 2 Supervisory Board Directors with a three-financial-year mandate (except from the part of the year elapsed between the date of the merger coming into effect and their appointments becoming effective) that is to expire on the same date as that of the aforementioned 19 Directors. The appointment of the two further Supervisory Board Directors will take place under the list vote procedure set forth in the Articles of Association which will be in force by then but with a shareholding required to submit a list equal to at least 1% and not exceeding 3% of the share capital, with the aim of ensuring representation of former Sanpaolo IMI's minority shareholders.

The organisational model

In particular, the organisational model will hinge on a **Parent Company operating** directly or through subsidiaries with clearly defined management responsibilities for the new integrated Group and for at least four **Business Units/Divisions** focused on exclusive relationships with the various customer segments:
●"Banca dei Territori", responsible for retail customers (households, affluent and small businesses), private customers and SMEs;
●Corporate & Investment Banking, responsible for corporate customers and financial institutions;
●Public and Infrastructure Finance, responsible for State, Central Public Administration, Local Authorities, Public Utilities Companies, Suppliers to Health and General Contractors;
●International subsidiary Banks.
The listing of **Eurizon** - currently wholly owned by Gruppo Sanpaolo IMI and operating in asset management, life insurance, P&C and financial promotion – will be carried out within 2007 keeping the current scope and, if possible and suitable, the programme already defined, save for further enhancement of scope due to the reorganisation following the merger between Sanpaolo IMI and Banca Intesa. Any changes in the framework as regards listing and scope of action of Eurizon must be approved by the Management Board with a two-thirds majority.

The adoption of the **"Banca Nazionale dei Territori"** model is confirmed, with the attribution of each specific territory to each brand. In particular, the networks of the Parent Companies, Sanpaolo IMI and Banca Intesa, are expected to be integrated under a single brand and with geographical areas of action not overlapping with their local banks. Commercial coordination will be entrusted to group marketing structures specialised for customer segment.

An essential and undeletable condition for the uniform extension of the new organisational model regards **the adoption of a single IT system for all the units of the new Group**, independent of whatever organisational system solution or particular system is preferred, and will, therefore, be applicable only following the full integration of the IT systems and procedures.

Therefore, a **transitional phase** is expected preceding the carrying out of the aforementioned integration, in which the regular and coordinated functioning of operational activities at both central and peripheral levels and the parallel start-up of integration workshops will be ensured based on the following:
-a sole CEO once the merger becomes effective;
-immediate responsibilisation of all the New Group's structures regarding global value creation objectives;
-immediate monitoring of the controls system and the most critical central structures;
-management of the new Group through two Super Business Units (Banca Intesa and Sanpaolo IMI) effective immediately following the merger, while maintaining unchanged the present peripheral organisational structures and relative central operational support structures;
-maximum attention to the level of customer service even during the transitional phase and to commercial activity;
-total integration of networks into the territory only following the completion of the migration to a single IT system;
-minimisation of the merger impact on the functioning of the current procedures at the various distribution networks;
-continuance of product and service innovation and of completion of projects under way.

The entire reorganisation and migration process to a new IT system are expected to be completed in 24 months according the following main phases:
-creation of one integration-project unit - reporting directly to the CEO - responsible for guidance and control of the entire process and definition of commercial co-ordination procedures between the two Super Business Units in the phase immediately following the merger;
-choice of the target system, integration of central structures and coordination of the Group's networks;
-full roll-out of the "Banca Nazionale dei Territori" model with IT system migration to all the territories, unification of the networks of the Parent Companies, Banca Intesa and Sanpaolo IMI, and definition of respective operating markets for the single local brands.

* * *

The integration of the two Groups will produce significant benefits for customers. They will have access to the best products currently available within the two Groups, and to new ones at ever increasing competitive conditions and enjoy high quality services, thanks to the new Group's increased capability of investing in technology, promoting innovation and attracting and keeping talented and skilled personnel at the highest levels.

The new Group will also be an important driver for the growth of our economic system, ensuring support to new investment in public works and to domestic firms' business, both in Italy and abroad.

The creation of sound bases at home, together with the significant value generated by the merger operation, represents an opportunity for growth which, once the integration process has been completed, will put the new Group in the position of considering projects and initiatives for international expansion, that would otherwise have been impossible for the two banks on a stand-alone basis.

* * *

Banca Intesa is being advised by Banca Leonardo and Merrill Lynch for the technical and financial aspects and by Studio Pedersoli e Associati for legal matters.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

>>Pro-forma Consolidated Financial Statements as at 30th June 2006

IMPORTANT INFORMATION
In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa ("CONSOB") and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission ("SEC"). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act") is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. **Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

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Press releases

BANCA INTESA AND CREDIT AGRICOLE ENTER INTO AN AGREEMENT IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION BETWEEN GRUPPO INTESA AND GRUPPO SANPAOLO IMI

Milano, 11th October 2006

- **Banca Intesa will sell to Crédit Agricole Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and a further 193 Banca Intesa branches for total cash consideration of approximately 6 billion euro.**
- **Banca Intesa will recognise a capital gain of approximately 4 billion euro as a result of the aforementioned sale.**
- **The parties will assess the possibility of a pan-European joint venture in the asset management activities. If they decide not to pursue this opportunity, CAAM sgr will be unwound on terms consistent with the original sale of 65% of Nextra by Banca Intesa to Crédit Agricole.**
- **The existing consumer credit arrangements will remain in force - relating to the Gruppo Intesa network before the proposed business combination - for a three-year period at the end of which the parties will reconsider the ownership structure of Agos and Crédit Agricole may acquire Banca Intesa's 49% interest in Agos.**

Today, Banca Intesa and Crédit Agricole have entered into an agreement to safeguard Crédit Agricole's strategic interests in Italy, while respecting the interests of all the other Banca Intesa shareholders, in connection with the proposed business combination between Gruppo Intesa and Gruppo Sanpaolo IMI.

The rationale of the agreement is the following:
1. after the merger the new Group will have to sell a certain number of branches in order to comply with the antitrust provisions;
2. Crédit Agricole is interested in maintaining a strategic position in Italy independently from Banca Intesa through the acquisition from the latter of a retail banking business;
3. the existing agreements between Banca Intesa and Crédit Agricole relating to asset management activities contain certain provisions that could constrain this business of the new Group;
4. Banca Intesa is interested in the new Group freely developing the asset management business and in optimising the branch disposal to comply with the antitrust provisions;
5. Crédit Agricole is interested in acquiring a significant presence in the Italian retail market and freely exploiting the commercial potential of its Group in Italy.

The agreement provides for:
A) the sale by Banca Intesa to Crédit Agricole of:
1. its entire holding in Cassa di Risparmio di Parma e Piacenza (representing 100% of the capital) for cash consideration of 3.8 billion euro;
2. its entire holding in Banca Popolare FriulAdria (representing 76.05% of the capital) for cash consideration of 836.5 million euro;
3. 193 Banca Intesa branches identified by the parties - which will be transferred to the aforementioned banks - for cash consideration of 1,330 million euro;
B) the evolution of the asset management partnership between Banca Intesa and Crédit Agricole:
- a feasibility study to assess the possibility of a pan-European joint-venture in the asset management activities;
- if the project of the setting up of the joint-venture is not deemed feasible by one of the parties, CAAM sgr will be unwound on terms consistent with the original sale of 65 % of Nextra by Banca Intesa to Crédit Agricole. A call option for Banca Intesa and a put option for Crédit Agricole are exercisable starting from the date of the branches' sale (between 1st February and 31st March 2007) up to 12th October 2007 on the activities attributable to the 65% of Nextra Investment Management sold by Banca Intesa to Crédit Agricole in December 2005 at the same price paid for last December's transaction (815.8 million euro) less the dividends received in the meantime by Crédit Agricole plus the cost of equity for the period (calculated applying a 9% interest rate on the 815.8 million euro). Crédit Agricole will retain the asset management business for institutionals it originally contributed and will have the possibility to distribute its products through the retail networks it has acquired;
- until the exercise of the call/put option the existing agreements will remain in force amended with respect to the exclusive distribution in two points: Crédit Agricole shall waive its right to purchase, following the merger, the Gruppo Sanpaolo IMI asset management companies and it shall acknowledge that the latter's branches do not fall within the scope of the branch network for the purpose of the distribution agreement;
C) the existing consumer credit arrangements will remain in force - relating to the Gruppo Intesa network

before the merger - for a three-year period at the end of which the parties will reconsider the ownership structure of Agos. A call/put option shall become exercisable for the sale to Crédit Agricole of Banca Intesa's 49% interest in Agos.

The valuation of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and of 193 branches is in line with market multiples of comparable transactions and has been confirmed by analyses carried out by independent expert Paolo Jovenitti nominated by Banca Intesa. Also the valuation of the activities attributable to the 65% of Nextra Investment Management sold at year-end 2005 has been confirmed by the aforementioned independent expert.

As at 30th June 2006, Cassa di Risparmio di Parma e Piacenza had 310 branches, loans to customers for approximately 12.5 billion euro, direct customer deposits for approximately 13 billion euro, indirect customer deposits for approximately 27.6 billion euro and shareholders' equity of 1,070 million euro; in the first half of 2006, Cassa di Risparmio di Parma e Piacenza registered operating income of 389 million euro, operating margin of 226 million euro and net income of 121 million euro. At the end of June 2006, Banca Popolare FriulAdria had 149 branches, loans to customers for approximately 4 billion euro, direct customer deposits for approximately 3.4 billion euro, indirect customer deposits for approximately 5.2 billion euro and shareholders' equity of 468 million euro; in the first half of 2006, Banca Popolare FriulAdria registered operating income of 127 million euro, operating margin of 65 million euro and net income of 30 million euro. As per half-year 2006 management accounts, the total of the 193 branches accounted for approximately 5 billion euro of loans to customers, 7.6 billion euro of direct customer deposits and 11.3 billion euro of indirect customer deposits; in the first half of 2006, these branches made a contribution in approximate figures of 220 million euro to operating income, 90 million euro to operating margin and 50 million euro to net income.

The finalisation of this agreement is subject to the approvals by the Board of Directors of Banca Intesa and competent authorities and the stipulation of the merger deed. The total consideration for the sale of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and the 193 branches amounts to approximately 6 billion euro with a capital gain of approximately 4 billion euro.

This transaction - where Banca Intesa is being advised by Gruppo Banca Leonardo and Merrill Lynch and Crédit Agricole by Morgan Stanley - involves companies that are related parties, because Crédit Agricole is a party to the Voting syndicate agreement signed by Banca Intesa's reference shareholders. Crédit Agricole holds 17.84% of the voting share capital of Banca Intesa. Together, the parties to the agreement - Crédit Agricole, Fondazione Cariplo, Generali group, Fondazione Cariparma and "Gruppo Lombardo" - hold 43.81% of the voting share capital of Banca Intesa. The transaction does not lead to variations in the compensation of Members of the Board of Directors of Banca Intesa.

This press release has been prepared also pursuant to Art. 71 bis *Regolamento Emittenti* (Consob Regulation) in substitution of the *documento informativo* (information document).

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

IMPORTANT INFORMATION
In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa ("CONSOB") and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission ("SEC"). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act") is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. **Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

FILE No. 82-35020



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Press releases

BANCA INTESA: NEGOTIATIONS WITH CREDIT AGRICOLE

Milano, 27th September 2006

Upon CONSOB's request, Banca Intesa communicates that negotiations are under way with Crédit Agricole in order to identify the most appropriate solutions to safeguard Crédit Agricole's strategic interests in the Italian market, respecting the interests of all the other Banca Intesa shareholders, in relation to the merger project between Gruppo Intesa and Gruppo Sanpaolo IMI. These negotiations also include the sale of Banca Intesa's subsidiary Cassa di Risparmio di Parma e Piacenza.

As regards the above-mentioned subsidiary, today a meeting has taken place between the Chairman and the CEO of Crédit Agricole and the Chairman of Fondazione Cariparma who have agreed upon some preliminary principles concerning the possible future of Cassa di Risparmio di Parma e Piacenza within the framework of the relationship between Banca Intesa and Crédit Agricole.

The outcome of negotiations between Banca Intesa and Crédit Agricole will be duly disclosed to the market.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

IMPORTANT INFORMATION
In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa ("CONSOB") and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission ("SEC"). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act") is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. **Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.
This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future

performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

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Banca Intesa

CONSOLIDATED REPORT AS AT 30TH JUNE 2006

This is an English translation of the Italian original "Relazione consolidata al 30 giugno 2006" and has been prepared solely for the convenience of the reader.

The version in Italian takes precedence and will be made available to interested readers upon written request to
Banca Intesa S.p.A.
Corporate image and marketing communications
Via Monte di Pietà, 8 20121 Milano, Italy
Fax +39 02 879.62898/63638.

Consolidated report as at 30th June 2006

Banca Intesa S.p.A.
Share capital 3,613,001,195.96 euro fully paid-in Registration number on the Milano Company Register and Fiscal Code 00799960158 Member of the National Interbank Deposit Guarantee Fund and of the National Guarantee Fund, included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups.

Contents

Board of Directors, General Management, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	*	Giovanni BAZOLI
Deputy Chairmen	*	Giampio BRACCHI
		René CARRON
Managing Director and Chief Executive Officer	*	Corrado PASSERA
Directors		Giovanni ANCARANI
		Francesco ARCUCCI
		Benito BENEDINI
		Antoine BERNHEIM
		Jean Frédéric DE LEUSSE
		Gilles DE MARGERIE
	*	Ariberto FASSATI
	*	Giancarlo FORESTIERI
		Paolo FUMAGALLI
		Giangiacomo NARDOZZI
		Georges PAUGET
		Eugenio PAVARANI
		Giovanni PERISSINOTTO
		Ugo RUFFOLO
		Gino TROMBI

* *Members of the Executive Committee*

General Management

General Manager	Corrado PASSERA

Board of Statutory Auditors

Chairman	Gianluca PONZELLINI
Auditors	Rosalba CASIRAGHI
	Paolo Andrea COLOMBO
	Franco DALLA SEGA
	Livio TORIO

Independent Auditors RECONTA ERNST & YOUNG

Gruppo Intesa – Financial highlights and financial ratios (°)

	30.06.2006	30.06.2005 restated (*)	% changes
Statement of income (in millions of euro)			
Net interest income	2,773	2,627	5.6
Net fee and commission income	1,845	1,764	4.6
Profits (Losses) on trading	531	336	58.0
Operating income	5,261	4,841	8.7
Operating costs	-2,640	-2,528	4.4
Operating margin	2,621	2,313	13.3
Net adjustments to loans	-372	-312	19.2
Net income	1,476	1,200	23.0

	30.06.2006	31.12.2005 restated (*)	% changes
Balance sheet (in millions of euro)			
Loans to customers	176,023	168,767	4.3
Financial assets / liabilities held for trading	34,410	29,818	15.4
Financial assets available for sale	4,828	4,380	10.2
Investments	8,834	9,188	-3.9
Total assets	280,197	273,760	2.4
Direct customer deposits	193,761	187,207	3.5
Indirect customer deposits	293,926	287,800	2.1
of which assets under management	*58,006*	*59,045*	*-1.8*
Net interbank position	-7,260	-4,576	58.7
Shareholders' equity	16,832	16,705	0.8

	30.06.2006	31.12.2005 restated (*)	changes amount
Operating structure			
Number of employees (#)	58,301	57,484	817
- Italy (#)	*42,521*	*42,062*	*459*
- Abroad	*15,780*	*15,422*	*358*
Number of branches	3,900	3,851	49
- Italy	*3,129*	*3,106*	*23*
- Abroad	*771*	*745*	*26*

(°) Figures from the reclassified statement of income and reclassified balance sheet as described in the report on operations.

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

(#) Figures comprise employees of the tax collection companies included in non-current assets held for sale and discontinued operations (1,801 employees as at 30/06/2006 and 1,832 employees as at 31/12/2005).

	30.06.2006	31.12.2005 restated (*)	30.06.2005 restated (*)
Balance sheet ratios (%)			
Loans to customers / Total assets	62.8	61.6	—
Investments [a] / Total assets	3.2	3.4	—
Direct customer deposits / Total assets	69.2	68.4	—
Assets under management / Indirect customer deposits	19.7	20.5	—
Statement of income ratios (%)			
Net interest income / Operating income	52.7	55.4	54.3
Net fee and commission income / Operating income	35.1	35.8	36.4
Operating costs / Operating income	50.2	54.6	52.2
Net income / Average total assets (ROA) [b]	1.1	1.1	0.9
Net income / Average shareholders' equity (ROE) [c]	18.7	22.3	17.6
Adjusted net income / Adjusted average shareholders' equity (adjusted ROE) [d]	19.2	24.8	18.6
Economic Value Added (E.V.A.) [e] (in millions of euro)	763	—	590
Risk ratios (%)			
Net doubtful loans / Loans to customers	0.8	0.7	—
Cumulated adjustments on doubtful loans / Gross doubtful loans to customers	67.5	69.2	—
Capital at Risk (C.a.R.) [f] - average for the period (in millions of euro)	38.7	25.6	—
Capital at Risk (C.a.R.) [f] - period-end (in millions of euro)	35.4	36.6	—
Capital ratios (%) [g]			
Tier 1 capital [h] net of preference shares / Risk-weighted assets (Core Tier 1)	7.25	7.10	—
Tier 1 capital [h] / Risk-weighted assets	8.06	7.94	—
Total capital [i] / Risk-weighted assets	10.76	10.34	—
Risk-weighted assets (in millions of euro)	195,025	190,038	—
Basic earnings per share (basic EPS) [l] **- euro**	**0.455**	**0.470**	—
Diluted earnings per share (diluted EPS) [m] **- euro**	**0.455**	**0.469**	—

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

(a) Investments include investments held to maturity, investments in associates and companies subject to joint control, property, equipment and intangible assets.

(b) Figure for the period has been annualised.

(c) Ratio between net income and weighted average of share capital, share premium reserve, reserves and valuation reserves. Figure for the period has been annualised.

(d) Ratio between net income inclusive of the change in the period in valuation reserves on assets available for sale and weighted average of share capital, share premium reserve, reserves and valuation reserves (excluding the aforementioned change in valuation reserves on assets available for sale). Figure for the period has been annualised.

(e) The indicator represents the economic value generated in the period in favour of shareholders, since it is the portion of net income for the period which remains after having remunerated shareholders' equity via the cost of capital. The latter represents the opportunity cost and is determined using the Capital Asset Pricing Model.

(f) The indicator probabilistically measures, in terms of average or period-end figures, market risks of the trading portfolio defined as the sum of Value at Risk (VaR) in time-series simulation, delta-gamma-vega VaR (DGV) and correlated and non-correlated simulations on illiquid parameters, using a 99% confidence level and 1 working-day holding period.

(g) Figures for 2005 have not been restated to consider the change in the consolidation area.

(h) Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations, recently updated.

(i) Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations, recently updated.

(l) Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding. Figure for the period has been annualised.

(m) The dilutive effect on the figure as at 31.12.2005 considers the issue of ordinary shares following the potential exercise of all the stock options set out in the relevant assignment plan. As for the previous indicator, figure for the period has been annualised.

Gruppo Intesa – Financial highlights and financial ratios by business area (°)

Statement of income (in millions of euro)	Retail Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Corporate Division and B.I. Infrastrutture e Sviluppo	
	30.06.2006	30.06.2005 restated (*)	30.06.2006	30.06.2005 restated (*)	30.06.2006	30.06.2005 restated (*)	30.06.2006	30.06.2005 restated (*)
Operating income	2,783	2,627	841	781	592	513	940	844
Operating costs	-1,442	-1,394	-393	-378	-310	-275	-338	-328
Operating margin	1,341	1,233	448	403	282	238	602	516

Balance sheet (in millions of euro)	Retail Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Corporate Division and B.I. Infrastrutture e Sviluppo	
	30.06.2006	31.12.2005 restated (*)	30.06.2006	31.12.2005 restated (*)	30.06.2006	31.12.2005 restated (*)	30.06.2006	31.12.2005 restated (*)
Loans to customers	84,904	81,160	27,279	25,472	12,927	11,947	47,052	44,768
Direct customer deposits	75,368	76,577	27,227	26,222	14,381	13,336	36,638	36,558
Allocated capital	4,901	4,765	1,656	1,581	932	836	3,401	3,183

Statement of income ratios (%)	Retail Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Corporate Division and B.I. Infrastrutture e Sviluppo	
	30.06.2006	30.06.2005 restated (*)	30.06.2006	30.06.2005 restated (*)	30.06.2006	30.06.2005 restated (*)	30.06.2006	30.06.2005 restated (*)
Operating costs / Operating income	51.8	53.0	46.8	48.4	52.4	53.6	35.9	38.8
Income (Loss) before tax from continuing operations / Allocated capital (a)	44.4	46.8	46.3	43.9	51.9	53.4	35.0	28.9
Economic Value Added (E.V.A.) (in millions of euro)	492	495	137	123	129	119	251	119

(°) Figures from the reclassified statement of income and reclassified balance sheet as described in the report on operations.

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

(a) Figures for the period have been annualised.

Gruppo Intesa in the first half of 2006 and the Business Plan Executive summary

Before presenting the results for the first half of the year, the most important event in the Company's life in the last few years must be mentioned since it projects Banca Intesa to the top places in the rankings of European banks in terms of size and capacity to compete on the international markets.
The Chairman's Letter which introduced the Annual Report 2005 manifested the awareness of the great importance of the banking industry's new consolidation phase for Italy and its economy. A consolidation considered to be no longer postponable by Political Authorities and the Central Bank, the markets and banking institutions alike. However, the Chairman also underlined that further aggregations needed to be motivated and justified by sustainable plans and precise growth strategies ensuring value creation for shareholders and advantages for customers.
In this favourable context Banca Intesa's Top Management, in full accord with the Shareholders of the Voting syndicate, contacted and met potential partners, finding full agreement as concerns vision and objectives with the Top Management of Sanpaolo IMI, a large group with size, profitability and efficiency comparable to ours.
This enabled to rapidly define and share the guidelines of the merger project which the Boards of Directors of the two Parent Companies approved last 26th August.
The formation of a new large Bank – which will be among the very top European players – will represent a driver for growth and improvement for the whole Italian banking industry, a positive event for Italy's entire economy, which will find in its new, most important banking entity a stronger and more efficient support for its growth.

Gruppo Intesa in the first half of 2006

The upward trend in revenues, which characterised the first quarter of 2006, continued in the second quarter, though on more subdued levels.
The improvement in the general economic situation, rising interest rates and positive financial market performance enabled to appreciably increase operating income, which in the first half recorded an 8.7% increase with respect to the same period of the previous year. This result is in line with the objectives of the 2005-2007 Business Plan, that sets revenue growth as a central objective.
Also as concerns costs the trend is consistent with the Plan's projections: after the important reductions of the previous years, and following the rationalisation interventions of the Group's operating engine and structure, now concluded, the new organic and external growth strategies required an increase in both investments and current expenses, in certain cases in advance compared to the timing set out in the Plan.
Overall, 2006 figures recorded a generalised improvement in results with respect to the previous year, considering both the first half (compared to the first six months of 2005), and the second quarter (compared to the same period of the previous year).
As concerns the reclassified statement of income, net interest income recorded a 5.6% rise considering the first six months and a 6% rise in the quarter especially as a result of the growth in loans to customers, while the contribution of the increase in interest rates was less significant.
Again compared to the first half of 2005, increases were recorded by both commissions (+4.6%), and profits on trading (+58%). The same aggregates showed a more contained progress (respectively +1.6% and +14.4%) on a quarterly basis and were in any case higher than quarterly results of last year.
The good growth of revenues led operating margin to 2,621 million euro, with an increase, over the twelve months, exceeding 13%, thus absorbing higher structure costs for personnel expenses (+4.2%), administrative expenses (+4%) and adjustments (+7.1%). A similar trend was recorded on a quarterly basis, with practically stable administrative expenses.
In the first half the cost/income ratio was just over 50% and in the second quarter approximately 52%. It was respectively 52% and 53% in the corresponding periods of 2005.

Decreases were recorded by losses on loans and other risks and charges: almost 9% lower with respect to the first six months of 2005 and down 22% comparing the two quarters.
Income before tax from continuing operations as at 30th June 2006 equalled 2,241 million euro, with a 16.6% growth rate compared to that of the previous year; the result of the second quarter, 1,076 million euro, posted a 16.8% rise with respect to the second quarter of 2005.
Lastly, net income as at 30th June 2006 totalled 1,476 million euro, with a 23% rise with respect to the 1,200 million euro of the previous year. On a quarterly basis the net income of 725 million euro compares with 580 million euro of the second quarter of last year (+25%).
EVA (Economic Value Added), which as is generally known measures value creation considering the cost of capital employed, reached 763 million euro.
The result of the first half of 2006 was not influenced by non-recurring events and transactions of significant amount. However, it must be noted that Banca Intesa sold real estate for a total net income before taxes of approximately 40 million euro.

The 2005 – 2007 Business Plan

As already mentioned above, operations development and results of the first six months of the current year are consistent with the targets set out in the 2005 – 2007 Business Plan and confirm the trend of the first quarter.
In line with these targets, net revenues recorded a positive trend in the first half of 2006 (+8.7% compared to a target set out in the Plan of a 7.4% average annual growth rate for the three years), and annualised ROE amounted to 18.7% with a 110 b.p. improvement compared with the same period of the previous year.

As indicated in the new Business Plan, the ***Retail Division*** strengthened the contents and the objectives of its corporate mission, which, as is generally known, revolves around three main strategic elements: i) guaranteeing individuals an excellent service level via assistance in valuation and purchase of products and services suited to meet their investment and funding needs, ii) supporting the creation and development of new small and medium-sized enterprises promoting entrepreneurial spirit, innovation, social and environmental sustainability, and iii) developing economic local communities.
In the first half of 2006, new activities commenced in view of a progressive consolidation of the positive results achieved in 2005. In the pursuit of such objective utmost attention was paid to the search for excellence in relations with customers, to be reached via an ever-increasing attention to service quality and a complete range of products, characterised by innovation and high value added features.
In the retail market activities in the first half of 2006 focused on the differentiation and completion of the product range by customer segment. Customers showed their appreciation for the products of the Intesa Rata Sicura range, which enables holders of retail floating rate mortgages to hedge interest rate rises, which later actually occurred. Noteworthy was also the extension of the range of Intesa Soluzioni Casa mortgages with the introduction at the beginning of the year of Intesa Mutuo Atipico, the mortgage that enables also temporary workers to finance the purchase of their first home.
As concerns assets under management, the first half highlighted the strong appreciation of Intesa Garanzia Attiva (the first mutual fund in Italy with guaranteed capital) which collected over 3 billion euro; the managed funds range was expanded by other products such as Intesa Premium Power and CAAM Absolute, the new funds of funds which offer customers a precise return target, to be achieved with flexible management.
In the bancassurance sector the development of the Index Linked offering continued with 14 issues, while as concerns customer deposits structured bonds with guaranteed capital at maturity were issued; lastly, as part of activities in support of Small Business customers noteworthy was the launch of Intesa eBusiness, the solution for businesses which want to use the e-Commerce channel to expand their activities developed in partnership with the main players in the e-Commerce market: eBay (on-line shopping mall), Tiscali (ADSL connectivity), DHL (logistics).
Lastly, constant attention paid to customer satisfaction led to introduce in branches, starting from May, instruments which identify relations at risk and enable to activate direct contacts with customers aimed at finding a satisfactory response to their needs.

In the first half also the SMEs market achieved significant performances as concerns both loan growth rates and market shares as a result of improved synergies with Group companies, generating a rise in loans and deposits with respect to the first half of the previous year. The appreciation of the Eurofidi initiative, which was repeated after the success of 2005, further stimulated medium- and long-term loans.
The achievement of such results was made possible by the realisation of important initiatives: the launch of new products, the preparation of new commercial instruments and training interventions on the sales network.
As concerns range of products targeted to SMEs, particularly noteworthy are IntesaBrand, to finance the brand and the marketing policies of Italian companies and Soluzioni Intesa, a set of products and services formed to valorise the service and advisory content in the relationship with the customer. Furthermore, the "Bonus Intesa" circuit was extended to SMEs, both as partners of the initiative and as beneficiaries of the advantages reserved to the users of this innovative bonus programme.
Particular attention was paid to specific segments, such as Agriculture and Religious and Non-Profit entities. As concerns the former, the new offering "Soluzioni Banca Intesa per l'Agricoltura" (Banca Intesa solutions for agriculture) was launched with products and services to meet the specific needs of this important segment which is highly present among our customers.
For Religious and Non-Profit entities the progressive renewal of the offering is under way and is involving all the main areas of operation of the segment: from current accounts to the new range of mortgages, from investment in Ethical funds to advisory services.

The ***Corporate Division*** continued in the implementation of projects set out in the new Business Plan aimed at supporting, in the medium- and long-term, the growth of its reference customers and building long-lasting relations.
The results for the first half of the Division highlighted a rise in volumes of loans disbursed by the Division to customers and an improvement in loan portfolio quality, also thanks to the adoption of pricing and lending policies directly related to the rating of the counterparty.
In the Mid Corporate segment the project for the relaunch of the whole area based on the valorisation of the relation – pursued via the analysis of the specific needs of counterparties and an offering combining traditional and specialised services – is rapidly achieving expected results, visible in terms both of economic return and application of the commercial strategy and of increasing interaction between relationship structures and product factories.
Instead, with reference to capital market and investment banking products, an action on high-potential customers was activated to redefine the whole sales process for the purpose of integrating the structures and increasing the synergies between business units: the positive trend recorded by the number of deals closed by Structured finance (especially as concerns Leveraged Finance and Real Estate) and Capital Markets testifies the success of the new commercial approach.
Merchant banking activities were again of strategic importance in terms of both economic and balance sheet results, and for the role of partner which the Bank plays either following direct customer requests or in the cases of corporate turnarounds.
Consistently with the inspiring principles of the Business Plan, the objectives of the Division are pursued always keeping in mind the need to pay utmost attention to the peculiarities of products offered to customers and the respect of transparency as concerns risk aspects.

For the ***Italian Subsidiary Banks Division***, made up of the subsidiaries which carry out retail banking activities (Cariparma, FriulAdria, Banca di Trento e Bolzano, Cassa di Risparmio di Biella e Vercelli and the Saving Banks in Central Italy), the Plan sets the objective of developing the local banks via a significant penetration in reference territories, conserving, always within the Group's strategy, proximity to local institutions and privileged and long-term relationships with households and local entrepreneurs.
In line with this mission, the development of new services and products for customers continued; in particular, in the first half of 2006 the following products were introduced: bonds and life insurance policies dedicated to specific segments (corporate and private), new forms of individual portfolio management schemes, new CAAM/NEXTRA funds and insurance policies to cover the person and goods. The objectives of acquiring new customers and satisfying existing customers were pursued via the opening of new branches (11 branches, in addition to the 14

branches opened in 2005, and compared to the 54 set out in the plan) and the launch of the customer satisfaction project. Furthermore, agreements were stipulated with Category associations and more competitive current accounts were launched which have interesting features for the customer such as: reduction of the cost as the number of services increases, high return (ContoInsieme, ExtraConto, Conto Io), satisfaction of specific needs (for example the current account for free-lance professionals).
In order to better pursue these objectives, the role of employees was also valorised via merit-oriented incentive systems, the definition of new training programmes, the optimisation of support tools and the development of the sense of belonging.

The strategy of the ***International Subsidiary Banks Division*** has the main objective of achieving leadership positions in Central-Eastern European Countries, considered the Group's second "domestic" market. The Business Plan also emphasises corporate responsibility in the Countries in which Banca Intesa operates, in view to contributing to the development of the region.
Consistently with the aforementioned indications, in the first half of 2006 Central-European International Bank (CIB) opened 6 branches in Hungary and strengthened its relationship with the retailer Tesco, which enables the bank, to open branches in the new Tesco supermarkets and which permitted the introduction of a dedicated credit card (Tesco Credit Card); as concerns the range of distributed products, particularly noteworthy was the launch of new mortgage types connected to insurance policies of the Generali group.
Also Privredna Banka Zagreb (PBZ) expanded its territorial presence in Croatia with the opening of 7 new branches, and continued the development of new products and services for customers, mainly in the retail segment (home and car loans linked to insurance policies in cooperation with Generali, internet banking with additional services such as the possibility of underwriting funds on line, Cash Pooling services). Noteworthy were also the satisfactory operations of PBZ Card, leading company in Croatia for credit cards and the progress of factoring at international level for SME and corporate customers.
In the Slovakian market the main actions taken by Vseobecna Uverova Banka (VUB) referred to the launch of new products and services for retail customers (mortgages, structured deposits, credit cards), the further development of distribution channels (the roll-out of the new branch lay-out and enhancement of direct channels - call centre and electronic banking). In the first half, also as a result of targeted commercial campaigns, 36,000 new retail current accounts were opened and there was a significant development in structured funding products.
As is generally known, in 2005 Gruppo Intesa entered the Russian market, with KMB Bank, and the Serbian market, with Banca Intesa Beograd. In the first half of 2006 KMB Bank developed ordinary operations, mostly focused on financing small and medium enterprises (with loans to customers up by approximately 20% and the opening of two new branches), and prepared the new 2006-2010 business plan which focuses on the development of activities with retail and SME customers and sets out the partial relocalisation of the current distribution network in addition to its expansion, the reorganisation of the bank, the launch of a new brand and the implementation of a new IT system.
In Serbia, Banca Intesa Beograd expanded the product range offered to customers, especially to the retail segment, with the current account "Intesa Hit" – that achieved positive results, with over 85,000 new openings in just five months after the launch – and the great impulse given to the development of cards. At the end of May home mortgages also started being offered to customers. In the first six months of the year 8 new branches were opened.
In the realisation of its selective acquisition strategy in Central and South-Eastern Europe, in January Banca Intesa, which already held a 35% stake in the capital of UPI Banka – the fifth largest bank in terms of total assets in Bosnia and Herzegovina – launched a tender offer for the remaining shares. At the end of the offer, which entailed an investment of approximately 37 million euro, Gruppo Intesa held approximately 81% of voting share capital of UPI Banka, that operates with 16 branches serving approximately 45,000 customers.

Sustainable growth must be based on enhancement of ***human resources***; in the first half of 2006 approximately 190,000 man-days of training were delivered in addition to the 320,000 man-days already delivered in 2005. The soundness of growth is strongly linked to ***innovation***; to improve customer service quality, with reference to both the sale channels and the type of services offered, in the first half of 2006 investments amounted to approximately 400 million

euro, in addition to the approximately 700 million euro of 2005. The strict ***operating cost discipline*** continues to be a constant objective; in fact, the pursuit of growth in a competitive market requires a balanced and competitive cost structure. As already mentioned, as at 30th June 2006 the Group's cost/income ratio equalled 50.2%, compared to 52.2% of the first half of the previous year, as a result of a growth in revenues higher than that recorded by costs; in particular, further growth-related expenses totalled approximately 80 million euro while 70 million euro had already been sustained in 2005. Such additional costs were offset by savings related to increased efficiency of services and central structures and lower costs for management of real estate and procurement. ***Optimisation of risk management and capital allocation*** is the other lever to ensure constant value creation. In the last few years, Banca Intesa greatly strengthened the management of all risk categories. Capital ratios confirmed absolutely adequate levels with the Tier 1 ratio at 8.06% and the Core tier 1 ratio – that is, the ratio between Tier 1 capital net of preference shares and total risk-weighted assets – which equalled 7.25%, with a 15 b. p. rise with respect to as at 31st December 2005. As regards credit risk, it must be noted that the attention paid to loan portfolio quality enabled to keep the net doubtful loans/loans to customers ratio at 0.8%, in line with the 0.9% target for 2007. With regard to market risks, the strengthening of the internal risk management platforms and the effective control at desk level permitted to keep risks at a level compatible with the target set out in the Plan.

Main Group Companies


Chairman
GIOVANNI BAZOLI
Chief Executive Officer
CORRADO PASSERA
Corporate Division
Banca Intesa Infrastrutture e Sviluppo
Banca Caboto
Intesa Private Banking
Zao Banca Intesa (Russian Federation)
Société Européenne de Banque (Luxembourg)
Intesa Previdenza
Intesa Bank Ireland
Intesa Mediofactoring
Setefi

(1) Jointly-controlled or associated company, carried at equity.


Retail Division
Sirefid
Intesa Mediocredito
Banca CIS
Intesa Leasing
CAAM SGR(1)
Intesa Vita(1)
Agos(1)
Italian Subsidiary Banks Division
CR Parma
FriulAdria
Intesa Casse del Centro
Banca di Trento e Bolzano
Biverbanca
CR Ascoli Piceno
CR Città di Castello
CR Fano
CR Foligno
CR Rieti
CR Spoleto
CR Terni e Narni
CR Viterbo
International Subsidiary Banks Division
Banca Intesa Beograd (Serbia)
Central-European International Bank (Hungary)
KMB Bank (Russian Federation)
Privredna Banka Zagreb (Croatia)
UPI Banka (Bosnia and Herzegovina)
Vseobecna Uverova Banka (Slovakia)

Consolidated financial statements

Consolidated balance sheet

(in millions of euro)

Assets		30.06.2006	31.12.2005	Changes amount	Changes %
10.	Cash and cash equivalents	1,619	1,797	-178	-9.9
20.	Financial assets held for trading	51,160	51,067	93	0.2
30.	Financial assets designated at fair value through profit and loss	-	-	-	
40.	Financial assets available for sale	4,828	4,379	449	10.3
50.	Investments held to maturity	2,479	2,810	-331	-11.8
60.	Due from banks	29,338	27,111	2,227	8.2
70.	Loans to customers	176,023	169,478	6,545	3.9
80.	Hedging derivatives	999	1,278	-279	-21.8
90.	Fair value change of financial assets in hedged portfolios (+/-)	-2	-	2	
100.	Investments in associates and companies subject to joint control	2,144	2,091	53	2.5
110.	Technical insurance reserves reassured with third parties	-	-	-	
120.	Property and equipment	2,889	2,924	-35	-1.2
130.	Intangible assets	1,322	1,356	-34	-2.5
	of which				
	- goodwill	*871*	*869*	*2*	*0.2*
140.	Tax assets	2,817	3,096	-279	-9.0
	a) current	*1,535*	*1,670*	*-135*	*-8.1*
	b) deferred	*1,282*	*1,426*	*-144*	*-10.1*
150.	Non-current assets held for sale and discontinued operations	1,079	2,869	-1,790	-62.4
160.	Other assets	3,502	3,279	223	6.8
Total Assets		**280,197**	**273,535**	**6,662**	**2.4**

Consolidated balance sheet

(in millions of euro)

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005	Changes amount	Changes %
10. Due to banks	36,598	31,771	4,827	15.2
20. Due to customers	118,650	115,270	3,380	2.9
30. Securities issued	75,111	72,320	2,791	3.9
40. Financial liabilities held for trading	16,750	21,249	-4,499	-21.2
50. Financial liabilities designated at fair value through profit and loss	-	-	-	
60. Hedging derivatives	1,835	1,410	425	30.1
70. Fair value change of financial liabilities in hedged portfolios (+/-)	-	-	-	
80. Tax liabilities	1,658	1,091	567	52.0
a) current	*1,183*	*643*	*540*	*84.0*
b) deferred	*475*	*448*	*27*	*6.0*
90. Liabilities associated with non-current assets held for sale and discontinued operations	1,010	2,963	-1,953	-65.9
100. Other liabilities	8,152	7,121	1,031	14.5
110. Employee termination indemnities	1,135	1,102	33	3.0
120. Allowances for risks and charges	1,721	1,732	-11	-0.6
a) post employment benefits	*316*	*320*	*-4*	*-1.3*
b) other allowances	*1,405*	*1,412*	*-7*	*-0.5*
130. Technical reserves	-	-	-	
140. Valuation reserves	968	829	139	16.8
150. Reimbursable shares	-	-	-	
160. Equity instruments	-	-	-	
170. Reserves	5,223	3,745	1,478	39.5
180. Share premium reserve	5,559	5,510	49	0.9
190. Share capital	3,613	3,596	17	0.5
200. Treasury shares (-)	-7	-	7	
210. Minority interests (+/-)	745	801	-56	-7.0
220. Net income (loss)	1,476	3,025	-1,549	
Total Liabilities and Shareholders' Equity	**280,197**	**273,535**	**6,662**	**2.4**

Consolidated statement of income

(in millions of euro)

	First half		Changes		Second quarter		Changes	
	2006	2005	amount	%	2006	2005	amount	%
10. Interest and similar income	5,359	4,564	795	17.4	2,781	2,207	574	26.0
20. Interest and similar expense	-2,719	-2,095	624	29.8	-1,447	-1,045	482	38.5
30. Interest margin	**2,640**	**2,469**	**171**	**6.9**	**1,334**	**1,162**	**172**	**14.8**
40. Fee and commission income	2,058	2,080	-22	-1.1	1,005	1,025	-20	-2.0
50. Fee and commission expense	-213	-256	-43	-16.8	-109	-128	-19	-14.8
60. Net fee and commission income	**1,845**	**1,824**	**21**	**1.2**	**896**	**897**	**-1**	**-0.1**
70. Dividend and similar income	379	520	-141	-27.1	376	488	-112	-23.0
80. Profits (Losses) on trading	188	-190	378		-164	-320	-156	-48.8
90. Fair value adjustments in hedge accounting	13	16	-3	-18.8	5	16	-11	-68.8
100. Profits (Losses) on disposal or repurchase of	43	32	11	34.4	17	6	11	
a) loans	*-12*	*-15*	*-3*	*-20.0*	*-11*	*-14*	*-3*	*-21.4*
b) financial assets available for sale	*44*	*45*	*-1*	*-2.2*	*20*	*20*	-	-
c) investments held to maturity	-	*2*	*-2*		-	-	-	
d) financial liabilities	*11*	-	*11*		*8*	-	*8*	
110. Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-		-	-	-	
120. Net interest and other banking income	**5,108**	**4,671**	**437**	**9.4**	**2,464**	**2,249**	**215**	**9.6**
130. Net losses / recoveries on impairment	-283	-226	57	25.2	-117	-70	47	67.1
a) loans	*-318*	*-220*	*98*	*44.5*	*-141*	*-64*	*77*	
b) financial assets available for sale	*-4*	*-7*	*-3*	*-42.9*	*-3*	*-7*	*-4*	*-57.1*
c) investments held to maturity	*4*	*3*	*1*	*33.3*	*1*	*3*	*-2*	*-66.7*
d) other financial activities	*35*	*-2*	*37*		*26*	*-2*	*28*	
140. Net income from banking activities	**4,825**	**4,445**	**380**	**8.5**	**2,347**	**2,179**	**168**	**7.7**
150. Net insurance premiums	-	-	-		-	-	-	
160. Other net insurance income (expense)	-	-	-		-	-	-	
170. Net income from banking and insurance activities	**4,825**	**4,445**	**380**	**8.5**	**2,347**	**2,179**	**168**	**7.7**
180. Administrative expenses	-2,597	-2,474	123	5.0	-1,316	-1,235	81	6.6
a) personnel expenses	*-1,577*	*-1,494*	*83*	*5.6*	*-793*	*-726*	*67*	*9.2*
b) other administrative expenses	*-1,020*	*-980*	*40*	*4.1*	*-523*	*-509*	*14*	*2.8*
190. Net provisions for risks and charges	-66	-169	-103	-60.9	-22	-118	-96	-81.4
200. Net adjustments to / recoveries on property and equipment	-132	-118	14	11.9	-67	-56	11	19.6
210. Net adjustments to / recoveries on intangible assets	-110	-103	7	6.8	-59	-56	3	5.4
220. Other operating expenses (income)	192	181	11	6.1	94	107	-13	-12.1
230. Operating expenses	**-2,713**	**-2,683**	**30**	**1.1**	**-1,370**	**-1,358**	**12**	**0.9**
240. Profits (Losses) on investments in associates and companies subject to joint control	82	66	16	24.2	41	33	8	24.2
250. Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-		-	-	-	
260. Goodwill impairment	-	-	-		-	-	-	
270. Profits (Losses) on disposal of investments	47	79	-32	-40.5	58	22	36	
280. Income (Loss) before tax from continuing operations	**2,241**	**1,907**	**334**	**17.5**	**1,076**	**876**	**200**	**22.8**
290. Taxes on income from continuing operations	-750	-665	85	12.8	-346	-291	55	18.9
300. Income (Loss) after tax from continuing operations	**1,491**	**1,242**	**249**	**20.0**	**730**	**585**	**145**	**24.8**
310. Income (Loss) after tax from discontinued operations	43	4	39		25	17	8	47.1
320. Net income (loss)	**1,534**	**1,246**	**288**	**23.1**	**755**	**602**	**153**	**25.4**
330. Minority interests	-58	-46	12	26.1	-30	-22	8	36.4
340. Parent Company's net income (loss)	**1,476**	**1,200**	**276**	**23.0**	**725**	**580**	**145**	**25.0**

Changes in consolidated shareholders' equity as at 30th June 2006

(in millions of euro)

	1st half 2006												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2006													
- Group	**3,111**	**485**	**5,510**	**3,660**	**85**	**389**	**-39**	**345**	**134**	**-**	**-**	**3,025**	**16,705**
- minority interests	**367**	**3**	**124**	**178**	**-**	**7**	**-2**	**11**	**6**	**-**	**-**	**107**	**801**
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves													
- Group				**1,483**								**-1,483**	**-**
- minority interests				**59**								**-59**	**-**
Dividends and other allocations [a]												**-1,590**	**-1,590**
CHANGES IN THE PERIOD													
Changes in reserves													
- Group				**-5**		**73**	**136**	**3**	**-73**				**134**
- minority interests	**-50**		**-10**	**-6**		**-**	**1**	**-2**	**1**				**-66**
Operations on shareholders' equity													
Issue of new shares													
- Group	17		49										66
- minority interests													-
Purchase of treasury shares													
- Group											-7		-7
- minority interests													
Extraordinary dividends													
Changes in equity instruments													
Derivatives on treasury shares													
Stock options													-
Net income (loss) for the period													
- Group												**1,476**	**1,476**
- minority interests												**58**	**58**
SHAREHOLDERS' EQUITY AS AT 30.06.2006													
- Group	**3,128**	**485**	**5,559**	**5,138**	**85**	**462**	**97**	**348**	**61**	**-**	**-7**	**1,476**	**16,832**
- minority interests	**317**	**3**	**114**	**231**	**-**	**7**	**-1**	**9**	**7**	**-**	**-**	**58**	**745**

[a] The caption includes dividends and the amount attributable to the Allowances for charitable contributions, as well as the dividends of controlled companies attributable to minority interests.

Changes in consolidated shareholders' equity as at 30th June 2005

(in millions of euro)

	1st half 2005												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2005													
- Group	**3,076**	**485**	**5,406**	**2,527**	**85**	**117**	**-32**	**357**	**102**	**-**	**-10**	**1,856**	**13,969**
- minority interests	**339**	**3**	**123**	**228**	**-**	**3**	**-2**	**-**	**-**	**-**	**-**	**84**	**778**
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves													
- Group				**1,117**								**-1,117**	**-**
- minority interests				**27**								**-27**	**-**
Dividends and other allocations [a]												**-796**	**-796**
CHANGES IN THE PERIOD													
Changes in reserves													
- Group				**-3**		**110**	**-65**		**40**				**82**
- minority interests				**-43**		**3**			**-**				**-40**
Operations on shareholders' equity													
Issue of new shares													
- Group	35		104										139
- minority interests													-
Purchase of treasury shares													
- Group											-2		-2
- minority interests													
Extraordinary dividends													
Changes in equity instruments													
Derivatives on treasury shares													
Stock options				4									4
Net income (loss) for the period													
- Group												**1,200**	**1,200**
- minority interests												**46**	**46**
SHAREHOLDERS' EQUITY AS AT 30.06.2005													
- Group	**3,111**	**485**	**5,510**	**3,645**	**85**	**227**	**-97**	**357**	**142**	**-**	**-12**	**1,200**	**14,653**
- minority interests	**339**	**3**	**123**	**212**	**-**	**6**	**-2**	**-**	**-**	**-**	**-**	**46**	**727**

[a] The caption includes dividends and the amount attributable to the Allowances for charitable contributions, as well as the dividends of controlled companies attributable to minority interests.

Consolidated statement of cash flows

(in millions of euro)

	30.06.2006	30.06.2005
A. OPERATING ACTIVITIES		
1. Cash flow from operations	**3,426**	**2,893**
- net income (+/-)	1,534	1,246
- gains/losses on financial assets held for trading and on assets/liabilities designated at fair value through profit and loss (-/+)	350	274
- gains/losses on hedging activities (-/+)	-13	-16
- net losses/recoveries on impairment (+/-)	416	262
- adjustments to/net recoveries on property, equipment and intangible assets (+/-)	242	221
- net provisions for risks and charges and other costs/revenues (+/-)	142	230
- net insurance premiums to be collected (-)	-	-
- other insurance revenues/charges to be collected (-/+)	-	-
- taxes and duties to be settled (+)	778	689
- net adjustments/recoveries on disposal groups net of tax effect (-/+)	-	-
- other adjustments (+/-)	-23	-13
2. Cash flow from / used in financial assets	**-11,041**	**1,066**
- financial assets held for trading	-494	-3,233
- financial assets designated at fair value through profit and loss	-	-
- financial assets available for sale	-401	238
- due from banks: repayable on demand	-2,680	1,663
- due from banks: other	-240	202
- loans to customers	-6,881	2,859
- other assets	-345	-663
3. Cash flow from / used in financial liabilities	**8,895**	**-3,573**
- due to banks: repayable on demand	1,897	-1,320
- due to banks: other	2,953	254
- due to customers	3,723	8,301
- securities issued	3,745	-6,829
- financial liabilities held for trading	-4,448	-3,772
- financial liabilities designated at fair value through profit and loss	-	-
- other liabilities	1,025	-207
Net cash flow from (used in) operating activities	**1,280**	**386**
B. INVESTING ACTIVITIES		
1. Cash flow from	**910**	**167**
- sales of investments in associates and companies subject to joint control	120	110
- dividends collected on investments in associates and companies subject to joint control	22	22
- sales/reimbursements of investments held to maturity	661	35
- sales of property and equipment	96	-
- sales of intangible assets	3	-
- sales of subsidiaries and business branches	8	-
2. Cash flow used in	**-764**	**-60**
- purchases of investments in associates and companies subject to joint control	-127	-7
- purchases of investments held to maturity	-326	-
- purchases of property and equipment	-141	-9
- purchases of intangible assets	-73	-44
- purchases of subsidiaries and business branches	-97	-
Net cash flow from (used in) investing activities	**146**	**107**
C. FINANCING ACTIVITIES		
- issues/purchases of treasury shares	-7	-2
- share capital increases	66	139
- dividend distribution and other	-1,590	-796
Net cash flow from (used in) financing activities	**-1,531**	**-659**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**-105**	**-166**

RECONCILIATION

	30.06.2006	30.06.2005
Cash and cash equivalents at beginning of period	1,797	1,785
Net increase (decrease) in cash and cash equivalents	-105	-166
Cash and cash equivalents: foreign exchange effect	-73	40
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,619**	**1,659**

LEGENDA: (+) from (–) used in



Report on operations

Accounting policies

DECLARATION OF COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

Gruppo Intesa's Consolidated financial statements have been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Commission as provided for by Community Regulation 1606 of 19th July 2002.

The Consolidated financial statements as at 30th June 2006 have been prepared based on the application of international accounting standards as set forth by Consob Resolution 14990 of 14th April 2005. This resolution, which modified Issuer Regulations, sets out that the contents of the half-year report must comply with the provisions of IAS 34, relative to interim reports. Therefore, the present Half-year report complies with requirements of IAS 34. In particular, Gruppo Intesa used the option of preparing the half-year report in short form, instead of the full presentation required for the Annual report.

In the preparation of the Consolidated financial statements as at 30th June 2006, the IAS/IFRS principles in force as at 30th June 2006 have been used (including the interpretation documents called SIC and IFRIC), as endorsed by the European Commission. With respect to the principles endorsed as at 31st December 2005 it must be noted, with reference to issues applicable to banking activities, that IFRS 7 (Financial Instruments: disclosures) has been endorsed (Regulation EC 108/2006). As regards the accounting principle on financial instruments (IAS 39), endorsed texts diverge from the principle prepared by the IASB since certain issues which are still under discussion (fair value macrohedging of portfolios of assets and liabilities and hedging of on demand deposits) have not been endorsed.

Reconta Ernst & Young S.p.A. reviewed this Consolidated report.

GENERAL PREPARATION PRINCIPLES

The Consolidated financial statements as at 30th June 2006 are made up of the Balance sheet, the Statement of income, the Changes in shareholders' equity, the Statement of cash flows; the Report on operations has also been included.

In compliance with provisions of Art. 5 of Legislative Decree 38/2005, the Consolidated financial statements as at 30th June 2006 have been drawn up in euro as functional currency.

The amounts indicated in the Consolidated financial statements and in the Report on operations are expressed in millions of euro, unless otherwise specified.

The Consolidated financial statements as at 30th June 2006 are prepared with the application of the general principles set out by IAS 1 and the specific accounting principles endorsed by the European Commission, as well as in compliance with the general assumptions set forth by the Framework for the Preparation and Presentation of Financial Statements issued by IASB.

The Consolidated financial statements present, in addition to figures for the reference period, the comparative figures as at 31st December 2005 for the Balance sheet and as at 30th June 2005 for the Statement of income. Again, as concerns the statement of income, the consolidated financial statements also present figures for the second quarter of 2006 compared to those for the corresponding period of 2005. Figures for 2005 correspond – without prejudice to changes in the compulsory forms published by the Bank of Italy with Circular 262/2005 – to those originally published in the respective financial statements and therefore do not consider the changes in the consolidation area which subsequently occurred.

In the Report on operations, for the purpose of simplifying comparison of the figures in the various periods and, in particular, to provide a more effective representation of results, certain reclassifications are made with respect to the compulsory forms. The comparative figures in the Reclassified statement of income and Reclassified balance sheet and the relative detailed tables have also been restated to consider the changes in the consolidation area occurred. The most significant restatements are indicated in the relative comments, while changes in the consolidation area are illustrated in the following chapter. In addition to the aforementioned

consistent comparative figures, the Reclassified statement of income and the Reclassified balance sheet, as well as in the respective detailed tables also contain the figures respectively referred to as at 30th June 2005 and as at 31st December 2005 as originally published in the original reports, therefore referred to the consolidation area at those dates.
The Consolidated financial statements as at 30th June 2006 contain all information required by IAS 34, by current regulations and by Consob (Italian Securities Exchange Commission), in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a more complete representation of the Group's situation.

ACCOUNTING PRINCIPLES

The accounting principles adopted in the preparation of the Consolidated financial statements as at 30th June 2006 for classification, recognition, measurement and derecognition of asset and liability captions, and the means of recognition of revenues and costs, have remained unchanged with respect to those adopted for the Annual report 2005 to which, therefore, reference must be made. The Bank activated, as part of hedge accounting, fair value macrohedging aimed at hedging risk of fair value changes intrinsic in the coupons under accrual of the floating rate mortgages disbursed. The Bank is exposed to this risk in the period from the date in which the coupon is set and the date of payment of the instalment. Consequently, as at 30th June 2006 relevant amounts are recorded in the balance sheet under assets in the caption "Fair value change of assets in hedged portfolios".

CONSOLIDATION AREA AND CONSOLIDATION METHODS

Consolidation area

The consolidated financial statements include Banca Intesa and the companies which it directly and indirectly controls and consider in the consolidation area – as specifically set out by the new IAS/IFRS principles – also the companies operating in dissimilar sectors from the Parent Company as well as private equity investments. Similarly, special purpose entities (SPE/SPV) are included when the requisite of effective control recurs, even if there is no direct or indirect stake in the company.
Companies are considered subsidiaries when Banca Intesa, directly or indirectly, holds more than half of the voting rights or when the Parent Company has a lower portion of voting rights but has the power to appoint the majority of directors of the company or determine its financial or operating policies. In the measurement of voting rights also "potential" rights are considered if they are currently exercisable or convertible in effective voting rights at any time.
Companies are considered to be subject to joint control if their voting rights and the control of their economic activities are equally shared by Banca Intesa, directly or indirectly, and another entity. Furthermore, a company is qualified as subject to joint control if, even though voting rights are not equally shared, control on its economic activities and its strategies is shared on the basis of contractual agreements.
Companies are considered associates, that is, subject to significant influence, when Banca Intesa, directly or indirectly, holds at least 20% of voting rights (including "potential" voting rights as described above) or when the Parent Company – despite a lower percentage of voting rights due to specific legal agreements such as the participation of voting syndicates - has the power of participating in the determination of the financial and operating policies of the company. The equity investment in the Bank of Italy, in which Gruppo Intesa holds a 26.8% stake, is an exception since, considering its peculiarity, it is not carried at equity, but maintained at cost.
Certain companies in which the Parent Company holds an equity stake exceeding 20% of voting share capital, and in any case of limited absolute amount, are excluded from the consolidation area and are classified in Financial assets available for sale since Banca Intesa, directly or indirectly, exclusively holds rights on a portion of the rewards of the investment, does not have access to management policies and may exercise limited governance rights to safeguard its economic interests.
Companies for which the shares have been received as pledges with voting rights are not consolidated, in consideration of the substance underlying the pledge, which has the purpose of

guaranteeing loans and not of exercising control and direction over financial and economic policies in order to benefit from the economic return on the shares.
Furthermore, certain investments in subsidiaries, associates and companies subject to joint control are excluded from the consolidation area in consideration of their immateriality.

With respect to the situation as at 31st December 2005, UPI Banka, Sarajevo is included in the consolidation area, since control was acquired in the first quarter and is consolidated as of 1st January 2006. Furthermore, it must be noted that the controlling stake in Banca CIS increased to 83.7%, following the acquisition from the Sardegna Region of a 28.33% stake.
It must be noted that the following companies exited the Group at the end of 2005 – but, in relation to the residual equity stake held, are consolidated with the equity method – Nextra Investment Management (now CAAM Sgr) and its subsidiaries Nextra Alternative Investments and Epsilon, sold to companies of the Crédit Agricole group as part of the well-known strategic partnership agreement which was amply described in the Annual report 2005. As part of that agreement, in March 2006, Banca Intesa acquired a 35% stake in Crédit Agricole Asset Management SGR, which is posted in the consolidated financial statements with the equity method.
Following their disposal, Banco Wiese Sudameris and related subsidiaries (with the exception of Wiese Leasing now Gestiones Recuperaciones de Activos) are also no longer included in the consolidation area.
The Group's tax collection companies (Esa.Tri., E.Tr. Serit Rieti and Serit Terni) are recorded under discontinued operations, considering that the preliminary contracts for their sale to Riscossione S.p.A. have been signed.
Lastly, Intesa Gestione Crediti and Magazzini Generali Cariplo have been merged in Banca Intesa, as of 1st June and with accounting and tax effects as of 1st January 2006.

Consolidation methods

The methods used for the consolidation of the figures of subsidiaries (full consolidation) and for the consolidation of associates and of companies subject to joint control (equity method) have remained unchanged from those adopted for the Annual report 2005 to which, therefore, reference must be made.
The financial statements of the Parent Company and of other companies used to prepare the Consolidated financial statements as at 30th June 2006 refer to the same date. In certain cases, for subsidiaries which are not material, the last official figures are used.
Where necessary – and without prejudice to absolutely marginal cases – the financial statements of consolidated companies which are drawn up using different accounting criteria are restated to be compliant with the standards used by the Group.
The financial statements of the companies which do not operate in the Euro Zone are translated into euro applying to the assets and liabilities in the balance sheet the spot exchange rate at period-end and to the statement of income the average exchange rate.

	Companies	Registered office	Type of relationship (a)	Investment		Votes available % (b)
				direct ownership	% held	
A. CONSOLIDATED COMPANIES						
	Parent Company Banca Intesa S.p.A. Capital Euro 3,613,001,195.96 in shares of Euro 0.52	Milano				
A. 1 Companies subject to full consolidation						
1	Agricola Investimenti S.p.A. Capital Euro 500,000 in shares of Euro 1	Milano	1	Banca Intesa	100.00	
2	Atlantis Sociedad Anonima Capital ARP 3,489,505 in shares of ARP 1	Buenos Aires	1	Intesa Holding International Sudameris	18.75 81.25	
3	B.I. Private Equity Ltd Capital Euro 100,000 in shares of Euro 1	Dublin	1	Private Equity International	100.00	
4	Banca Cis S.p.A. Capital Euro 170,276,569.35 in shares of Euro 51.65	Cagliari	1	Banca Intesa Banca Intesa Mediocredito	28.33 55.37	
5	Banca Caboto S.p.A. Capital Euro 482,464,000 in shares of Euro 1	Milano	1	Banca Intesa	100.00	
6	Banca di Trento e Bolzano S.p.A. Capital Euro 55,103,550.84 in shares of Euro 0.52	Trento	1	Banca Intesa Finanziaria BTB	8.28 61.80	
7	Banca Intesa (France) S.A. Capital Euro 160,270,853.25 in shares without nominal value	Paris	1	Banca Intesa	99.99	
8	Banca Intesa a.d., Beograd Capital CSD 5,180,100,000 in shares of CSD 100,000	Novi Beograd	1	Intesa Holding International	83.00	
9	Banca Intesa Infrastrutture e Sviluppo S.p.A. Capital Euro 346,300,000 in shares of Euro 1	Roma	1	Banca Intesa	100.00	
10	Banca Intesa Mediocredito S.p.A. Capital Euro 500,000,000 in shares of Euro 1	Milano	1	Banca Intesa	100.00	
11	Banca Intesa Private Banking S.p.A. Capital Euro 52,000,000 in shares of Euro 4	Milano	1	Banca Intesa	100.00	
12	Banca Popolare FriulAdria S.p.A. Capital Euro 101,975,060 in shares of Euro 5	Pordenone	1	Banca Intesa	76.05	
13	BCI U.S. Funding LLC I [c] Capital USD 10,000,000 in "common shares" of USD 10,000	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
14	BCI U.S. Funding LLC II [d] Capital Euro 27,500,000 in "common shares" of Euro 1,000	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
15	BCI U.S. Funding LLC III [e] Capital GBP 6,000,000 in "common shares" of GBP 1,000	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
16	BL Yachtclub Ltd. Subscribed capital HUF 3,000,000	Budapest	1	CIB Real Estate CIB Insurance Broker	96.67 3.33	
17	C.R.L. - Compagnia Regionale Leasing Capital Euro 4,800,000 in shares of Euro 6	Terni	1	C. R. di Terni e Narni	100.00	
18	Carifano - Cassa di Risparmio di Fano Capital Euro 77,289,674.04 in shares of Euro 5.16	Fano	1	Intesa Casse del Centro	30.00	89.92
19	Cassa di Risparmio della Provincia di Viterbo S.p.A. Capital Euro 49,407,056.31 in shares of Euro 0.51	Viterbo	1	Intesa Casse del Centro	75.81	82.02
20	Cassa di Risparmio di Ascoli Piceno S.p.A. Capital Euro 70,755,020 in shares of Euro 258.23	Ascoli Piceno	1	Intesa Casse del Centro	66.00	
21	Cassa di Risparmio di Biella e Vercelli S.p.A. Capital Euro 117,500,000 in shares of Euro 1	Biella	1	Banca Intesa	55.00	
22	Cassa di Risparmio di Città di Castello S.p.A. Capital Euro 23,750,000 in shares of Euro 0.50	Città di Castello *(Perugia)*	1	Intesa Casse del Centro	82.19	
23	Cassa di Risparmio di Foligno S.p.A. Capital Euro 17,720,820 in shares of Euro 0.52	Foligno *(Perugia)*	1	Intesa Casse del Centro	70.47	
24	Cassa di Risparmio di Parma e Piacenza S.p.A. Capital Euro 500,000,000 in shares of Euro 1	Parma	1	Banca Intesa	100.00	
25	Cassa di Risparmio di Rieti S.p.A. Capital Euro 47,339,291 in shares of Euro 51.65	Rieti	1	Intesa Casse del Centro	85.00	
26	Cassa di Risparmio di Spoleto S.p.A. Capital Euro 35,070,334 in shares of Euro 1	Spoleto *(Perugia)*	1	Intesa Casse del Centro	59.44	
27	Cassa di Risparmio Terni e Narni S.p.A. Capital Euro 21,000,000 in shares of Euro 6	Terni	1	Intesa Casse del Centro	75.00	
28	Central-European International Bank Ltd. Capital HUF 40,500,000,000 in shares of HUF 1,000	Budapest	1	Intesa Holding International	100.00	
29	Centurion Financial Services Ltd. Capital KM 195,500	Sarajevo	1	PBZ Card	100.00	
30	CENTURION Financne Storitve d.o.o. Capital SIT 395,000,000	Ljubljana	1	Banca Popolare Friuladria PBZ Card	75.00 25.00	
31	CIB Car Trading limited Liability Company Capital HUF 10,000,000	Budapest	1	CIB Credit CIB Leasing	50.00 50.00	
32	CIB Credit Ltd Capital HUF 50,000,000 in shares of HUF 1,000,000	Budapest	1	CIB Leasing CIB Real Estate	98.00 2.00	
33	CIB Factor Financial Service Ltd. Capital HUF 103,500,000 in shares of HUF 100,000	Budapest	1	CIB REAL Property Utilisation and Serv. CIB Service Property Utilisation and Serv.	50.00 50.00	

Companies	Registered office	Type of relationship (a)	Investment direct ownership	Investment % held	Votes available % (b)
34 CIB Insurance Broker Ltd. Capital HUF 10,000,000 in shares of HUF 10,000	Budapest	1	CIB Leasing	100.00	
35 CIB Inventory Management Limited Liability Company Capital HUF 3,000,000	Ujlengyel	1	CIB Insurance Broker CIB Real Estate	50.00 50.00	
36 CIB Investment Fund Management Ltd. Capital HUF 300,000,000 in shares of HUF 10,000	Budapest	1	Central-European International Bank CIB REAL Property Utilisation and Serv. CIB Service Property Utilisation and Services	93.33 6.66 0.01	
37 CIB Leasing Ltd. Capital HUF 1,520,000,000 in shares of HUF 10,000	Budapest	1	Central-European International Bank CIB Rent Operative Leasing CIB Service Property Utilisation and Serv.	1.31 98.68 0.01	
38 CIB Real Estate Ltd Capital HUF 50,000,000 in shares of HUF 1,000,000	Budapest	1	CIB Leasing CIB Credit	98.00 2.00	
39 CIB REAL Property Utilisation and Services Ltd. Capital HUF 4,400,000,000 in shares of HUF 10,000	Budapest	1	Central-European International Bank CIB Service Property Utilisation and Serv.	26.00 74.00	
40 CIB Rent Operative Leasing Ltd. Capital HUF 800,000,000 in shares of HUF 4,444.44	Budapest	1	Central-European International Bank CIB REAL Property Utilisation and Serv.	98.89 1.11	
41 CIB Residential Property Leasing Ltd. Capital HUF 50,000,000 in shares of HUF 10,000	Budapest	1	CIB Credit	100.00	
42 CIB Service Property Utilisation and Services Ltd. Capital HUF 16,333,500,000 in shares of HUF 10,000	Budapest	1	Central-European International Bank CIB Leasing	99.99 0.01	
43 CIL Vaci ut Property Utilisation Limited Liability Company Capital HUF 3,000,000	Budapest	1	CIB Insurance Broker CIB Real Estate	50.00 50.00	
44 Comit Investments (Ireland) Ltd Capital Euro 6,000 in shares of Euro 60 Capital GBP 1,000 in shares of GBP 1	Dublin	1	Banca Intesa	99.21	
45 Consumer Finance Holding a.s. Capital SKK 1,600,000,000	Kezmarok	1	Vseobecna Uverova Banka	100.00	
46 Duomo Funding PLC Capital Euro 40,000	Dublin	4			
47 E.TR. - Esazione Tributi S.p.A. Capital Euro 2,600,000 in shares of Euro 1	Cosenza	1	Banca Intesa Infrastrutture e Sviluppo	100.00	
48 ESATRI. - Esazione Tributi S.p.A. Capital Euro 18,049,586.88 in shares of Euro 0.52	Milano	1	E.TR. Esazione Tributi	100.00	
49 Finanziaria B.T.B. S.p.A. Capital Euro 56,832,921.60 in shares of Euro 0.52	Trento	1	Banca Intesa	99.29	
50 Gestiones y Recuperaciones de Activos S.A. Capital NS 95,797,092.72 in shares of NS 19.92	Lima	1	Inversiones Mobiliarias	99.89	
51 Intesa Bank Ireland Plc. Capital Euro 8,000,000 in shares of Euro 50	Dublin	1	Banca Intesa	99.99	
52 Intesa Bank Overseas Ltd. Capital USD 10,000,000 in shares of USD 1	Cayman Islands	1	Banca Intesa	100.00	
53 Intesa Brasil Empreendimentos S.A. Capital BRL 2,150,100	São Paulo	1	Banca Intesa	100.00	
54 Intesa Casse del Centro S.p.A. Capital Euro 774,240,078 in shares of Euro 1	Spoleto *(Perugia)*	1	Banca Intesa	96.07	
55 Intesa Distribution International Services S.A. Capital Euro 1,500,000 in shares of Euro 25	Luxembourg	1	Intesa Distribution Services Société Européenne de Banque	99.97 0.03	
56 Intesa Distribution Services S.r.l. Capital Euro 5,000,000	Milano	1	Banca Intesa Intesa Holding Asset Management	32.05 67.95	
57 Intesa e.Lab S.p.A. Capital Euro 500,000 in shares of Euro 1	Milano	1	Banca Intesa	100.00	
58 Intesa Formazione S.c.p.a. Capital Euro 103,300 in shares of Euro 51.65	Napoli	1	Banca Intesa Intesa Casse del Centro	61.00 37.55	
59 Intesa Funding LLC Capital USD 10,000 in shares of USD 1	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
60 Intesa Global Finance Company Ltd Capital Euro 100,000 in shares of Euro 1	Dublin	1	Intesa Holding International	100.00	
61 Intesa Holding Asset Management S.p.A. Capital Euro 45,238,752 in shares of Euro 52	Milano	1	Banca Intesa	100.00	
62 Intesa Holding International S.A. Capital Euro 2,897,558,699 in shares of Euro 311	Luxembourg	1	Banca Intesa	99.99	
63 Intesa Investimenti S.p.A. Capital Euro 1,000,000,000 in shares of Euro 1,000	Milano	1	Banca Intesa	100.00	
64 Intesa Lease Sec S.r.l. Capital Euro 60,000	Milano	1	Banca Intesa	60.00	
65 Intesa Leasing S.p.A. Capital Euro 38,451,895.56 in shares of Euro 0.52	Milano	1	Banca Intesa	99.67	
66 Intesa Mediofactoring S.p.A. Capital Euro 155,000,000 in shares of Euro 100	Milano	1	Banca Intesa	100.00	
67 Intesa Preferred Capital Company L.L.C. (f) Capital Euro 46,000,000 in shares of Euro 1	Wilmington *(Delaware)*	1	Banca Intesa	100.00	

	Companies	Registered office	Type of relationship (a)	Investment direct ownership	% held	Votes available % (b)
68	Intesa Previdenza - Società di Intermediazione Mobiliare S.p.A. Capital 15,300,000 in shares of Euro 500	Milano	1	Banca Intesa	78.53	
69	Intesa Real Estate S.r.l. Capital Euro 4,625,000	Milano	1	Banca Intesa	100.00	
70	Intesa Renting S.p.A. Capital Euro 3,000,000 in shares of Euro 1	Milano	1	Intesa Leasing	65.00	
71	Intesa Sec. S.p.A. Capital Euro 100,000 in shares of Euro 100	Milano	1	Banca Intesa	60.00	
72	Intesa Sec. 2 S.r.l. Capital Euro 15,000	Milano	1	Banca Intesa	60.00	
73	Intesa Sec. Npl S.p.A. Capital Euro 129,000 in shares of Euro 1	Milano	1	Banca Intesa	60.00	
74	Intesa Sec. Npl 2 S.r.l. Capital Euro 70,000	Milano	1	Banca Intesa	100.00	
75	IntesaBci Preferred Capital Company L.L.C. III (c) Capital Euro 11,000,000 in shares of Euro 1	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
76	IntesaBci Preferred Securities Investor Trust Capital Euro 1,000 in shares of Euro 1,000	Newark	1	IntesaBci Preferred Capital Company III	100.00	
77	IntesaTrade Sim S.p.A. Capital Euro 30,000,000 in shares of Euro 16	Milano	1	Banca Intesa	100.00	
78	Inversiones Mobiliarias S.A.- IMSA Capital PEN 26,666,332.83 in shares of PEN 0.03	Lima	1	Banca Intesa	99.62	
79	Invest Holding d.o.o. Capital HRK 30,000,000	Karlovac	1	Privredna Banka Zagreb	56.38	
80	KMB - Leasing Capital RUB 3,000,000	Moscow	1	KMB Bank	100.00	
81	KMB Bank Capital RUB 1,639,079,000 in shares of RUB 12,350	Moscow	1	Intesa Holding International	75.00	
82	Lelle SPC - Real Estate investment and trading co. Capital HUF 270,000,000 in shares of HUF 100,000	Budapest	1	CIB Real Estate CIB Insurance Broker	99.96 0.04	
83	Lima Sudameris Holding S.A Capital PEN 180,450,011.34 in shares of PEN 0.09	Lima	1	Banca Intesa IMSA	49.28 43.95	
84	Luxicav Conseil S.A. Capital Euro 75,000 in shares of Euro 25	Luxembourg	1	Société Européenne de Banque	99.97	
85	Margit Business Center Limited Liability Company Capital HUF 221,000,000	Budapest	1	CIB REAL Property Utilisation and Serv.	100.00	
86	Medimurska Banka d.d. Capital HRK 127,900,000 in shares of HRK 400	Čakovec	1	Privredna Banka	96.39	
87	OOO Intesa Realty Russia Capital RUB 10,000	Moscow	1	Banca Intesa	100.00	
88	PBZ American Express i. dr. d.o.o. Capital Euro 5,112.92	Skopje	1	PBZ Card - Zagreb	95.00	
89	PBZ Card d.o.o. Capital HRK 50,000,000	Zagreb	1	Privredna Banka Zagreb	100.00	
90	PBZ Invest d.o.o. Capital HRK 5,000,000	Zagreb	1	Privredna Banka Zagreb	100.00	
91	PBZ Leasing d.o.o. Capital HRK 15,000,000	Zagreb	1	Privredna Banka Zagreb	100.00	
92	PBZ Nekretnine d.o.o. Capital HRK 3,000,000	Zagreb	1	Privredna Banka Zagreb	100.00	
93	PBZ Stambena stedionica d.d. Capital HRK 30,000,000 in shares of HRK 100	Zagreb	1	Privredna Banka Zagreb	100.00	
94	Phönix Beteiligungs - und Verwaltungs GmbH & Co. KG Capital Euro 43,459,810	Berlino	1	Banca Intesa Phonix Beteiligungs Gmbh	98.78 1.22	
95	Phönix Beteiligungs Gmbh Capital Euro 25,000	Berlino	1	Banca Intesa	100.00	
96	Private Equity International S.A. Capital Euro 252,999,968 in shares of Euro 26	Luxembourg	1	Banca Intesa	99.99	
97	Privredna Banka Zagreb d.d. Capital HRK 1,666,000,000 in shares of HRK 100	Zagreb	1	Intesa Holding International	76.30	
98	Recovery a.s. Capital SKK 1,000,000 in shares of SKK 10,000	Bratislava	1	Vseobecna Uverova Banka	100.00	
99	Romulus Funding Corporation Capital Euro 10,000	Delaware	4			
100	S.A.T.A. – Sociedade de Assessoria Técnica e Administrativa S.A. Capital BRL 14,584,177 in shares of BRL 0.74	São Paulo	1	Intesa Brasil Empreendimentos	99.99	
101	Sailview Company Ltd. Capital Euro 5,906,730 in shares of Euro 1.25	Dublin	1	Private Equity International	99.99	
102	Scala Advisory S.A. Capital Euro 75,000 in shares of Euro 25	Luxembourg	1	Banca Intesa Société Européenne de Banque	99.97 0.03	
103	SEB Trust Limited Capital Euro 410,000 in shares of Euro 1	St Helier Jersey	1	Société Européenne de Banque	99.99	

Companies	Registered office	Type of relationship (a)	Investment direct ownership	% held	Votes available % (b)
104 Servitia S.A. Capital Euro 1,500,000 in shares without nominal value	Luxembourg	1	Société Européenne de Banque	99.99	
105 Servizi Riscossione Tributi Terni S.p.A. Capital Euro 2,583,000 in shares without nominal value	Terni	1	C.R. Terni e Narni	100.00	
106 Servizio Riscossione Tributi Rieti S.p.A. Capital Euro 2,583,000 in shares of Euro 26	Rieti	1	C.R. Rieti	100.00	
107 Setefi S.p.A. Capital Euro 8,450,000 in shares of Euro 52	Milano	1	Banca Intesa	100.00	
108 Società Italiana di Revisione e Fiduciaria – S.I.RE.F. S.p.A. Capital 2,600,000 in shares of Euro 0.52	Milano	1	Banca Intesa	100.00	
109 Société d'Investissements et de Financements Immobiliers – FINAMERIS S.A. Capital Euro 762,245 in shares without nominal value	Paris	1	Banca Intesa (France)	99.99	
110 Société Européenne de Banque S.A. Capital Euro 45,000,000 in shares without nominal value	Luxembourg	1	Intesa Holding International	99.99	
111 Société Foncière Meyerbeer S.A.R.L. Capital Euro 180,000 in shares of Euro 40	Paris	1	Sudameris	100.00	
112 Sudameris S.A. Capital Euro 543,047,483.73 in shares without nominal value	Paris	1	Intesa Holding International	99.99	
113 UPI Banka d.d. Capital KM 22,900,000 in shares of KM 100	Sarajevo	1	Intesa Holding International	81.18	
114 Vseobecna Uverova Banka a.s. Capital SKK 12,978,108,000 in shares	Bratislava	1	Intesa Holding International	96.49	
115 VUB Asset Management Sprav. Spol a.s. Capital SKK 50,000,000 in shares of SKK 100,000	Bratislava	1	Vseobecna Uverova Banka	100.00	
116 VUB Factoring a.s. Capital SKK 67,194,000 in shares of SKK 9,000	Bratislava	1	Vseobecna Uverova Banka	100.00	
117 VUB Leasingova a.s. Capital SKK 11,000,000 in shares of SKK 1,000,000	Bratislava	1	Vseobecna Uverova Banka	100.00	
118 ZAO Banca Intesa Capital RUB 1,260,000,000 in shares of RUB 1,000	Moscow	1	Banca Intesa	100.00	
B. COMPANIES SUBJECT TO JOINT CONTROL					
1 Agos S.p.A. Capital Euro 60,908,120 in shares of Euro 520	Milano	7	Banca Intesa	49.00	
2 Augusto S.r.l. Capital Euro 10,000	Milano	7	Banca Intesa	5.00	
3 CAAM Società di Gestione del Risparmio S.p.A. Capital Euro 24,172,200 in shares of Euro 51.65	Milano	7	Banca Intesa Intesa Holding Asset Management	32.05 2.95	
4 Caralt S.p.A. Capital Euro 2,600,000 in shares of Euro 52	Alessandria	7	Banca Intesa	35.00	
5 Colombo S.r.l. Capital Euro 10,000	Milano	7	Banca Intesa	5.00	
6 Diocleziano S.r.l. Capital Euro 10,000	Milano	7	Banca Intesa	5.00	
7 I2 Capital S.p.A. (#) Capital Euro 32,527,356 in shares of Euro 1	Ivrea	7	Banca Intesa	8.01	
8 Leonardo Technology S.p.A. (#) Capital Euro 120,000 in shares of Euro 1	Milano	7	Banca Intesa	33.33	
9 Luxiprivilège Conseil S.A. Capital Euro 75,000 in shares of Euro 25	Luxembourg	7	Société Européenne de Banque	50.00	
10 Monte Mario 2000 S.r.l. Capital Euro 51,480	Roma	7	Intesa Real Estate	47.50	
11 PBZ Croatia Osiguranje Public Limited Company Capital HRK 56,000,000 in shares of HRK 1,000	Zagreb	7	Privredna Banka Zagreb	50.00	
12 Po Vita Compagnia di Assicurazioni S.p.A. Capital Euro 114,200,000 in shares of Euro 1	Parma	7	C.R. di Parma e Piacenza	50.00	
13 Shanghai Sino-Italy Business Advisory Company Limited Capital USD 1,200,000	Shanghai	7	Banca Intesa	40.00	
14 VUB GENERALI dochodkova spravcovska spolocnost, a.s. Capital SKK 304,000,000 in shares of SKK 1,000,000	Bratislava	7	Vseobecna Uverova Banka	50.00	
C. COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE					
1 Autostrade Lombarde S.p.A. Capital Euro 95,000,000 in shares of Euro 10	Bergamo	8	Banca Intesa	3.80	
2 Banca Generali S.p.A. Capital Euro 111,313,176 in shares of Euro 1	Trieste	8	Banca Intesa	25.00	
3 Banca Impresa Lazio S.p.A. Capital Euro 7,000,000 in shares of Euro 10,000	Roma	8	Banca Intesa	12.00	
4 CAAM Alternative Investments S.G.R. S.p.A. Capital Euro 4,420,000 in shares of Euro 130	Milano	8	Banca Intesa	10.00	
5 Camigliati Scuola Management Territoriale S.c.r.l. Capital Euro 16,455	Camigliatello Silano	8	Intesa Formazione	20.00	

	Companies	Registered office	Type of relationship (a)	Investment		Votes available % (b)
				direct ownership	% held	
6	Capital e Sviluppo S.p.A. Capital Euro 4,390,250 in shares of Euro 51.65	Perugia	8	C.R. di Foligno C.R. di Spoleto C.R. di Terni e Narni	9.76 9.76 9.76	
7	Cassa di Risparmio della Provincia di Teramo S.p.A. Capital Euro 26,000,000 in shares of Euro 0.52	Teramo	8	Banca Intesa	20.00	
8	Cassa di Risparmio di Fermo S.p.A. Capital Euro 39,241,087.50 in shares of Euro 51.65	Fermo	8	Banca Intesa	33.33	
9	Castello Gestione Crediti S.r.l. Capital Euro 23,600,000	Milano	8	Banca Intesa	19.00	
10	Cedacri S.p.A. Capital Euro 12,609,000 in shares of Euro 1,000	Collecchio	8	C.R. di Biella e Vercelli Intesa Casse del Centro	5.48 3.01	
11	Collegamenti Integrati Veloci CIV S.p.A. Capital Euro 10,000,000 in shares of Euro 1	Tortona	8	Banca Intesa	5.00	
12	Consorzio per gli Studi Universitari a Distanza S.c.a.r.l. Capital Euro 45,000	Cagliari	8	Banca Cis	33.33	
13	Crèdit Agricole Asset Management SGR S.p.A. Capital Euro 5,200,000 in shares of Euro 1	Milano	8	Banca Intesa Intesa Holding Asset Management	32.05 2.95	
14	Elettrostudio Trading S.r.l. Capital Euro 100,000	Venezia	8	Banca Popolare Friuladria	30.00	
15	Euromilano S.p.A. [#] Capital Euro 6,500,000 in shares of Euro 100	Milano	8	Banca Intesa	37.50	
16	Europrogetti e Finanza S.p.A. Capital Euro 9,769,760 in shares of Euro 0.52	Roma	8	Banca Intesa	15.97	
17	F.I.L.A. Fabbrica Italiana Lapis e Affini S.p.A. [#] Capital Euro 2,917,215 in shares of Euro 1.62	Milano	8	Banca Intesa	24.75	
18	Fiere di Parma S.p.A. Capital Euro 20,235,270 in shares of Euro 10	Parma	8	C.R. Parma e Piacenza	17.33	
19	Finance Lab S.r.l. Capital Euro 50,000	Pordenone	8	Banca Popolare Friuladria	40.00	
20	Imaging S.p.A. Capital Euro 30,000,000 in shares of Euro 1	Milano	8	Banca Intesa	37.95	
21	Intesa Soditic Trade Finance Ltd. Capital USD 5,000,000 in shares of USD 1	Londra	8	Intesa Holding International	50.00	
22	Intesa Vita S.p.A. Capital Euro 394,226,300 in shares of Euro 5	Milano	8	Banca Intesa	50.00	44.44
23	Mater-Bi S.p.A. [#] Capital Euro 14,560,000 in shares of Euro 0.52	Milano	8	Banca Intesa	34.48	
24	Neubor Glass S.p.A. Capital Euro 2,100,000 in shares of Euro 1	San Vito al Tagliamento	8	Banca Popolare FriulAdria	26.66	
25	NH Italia S.r.l. Capital Euro 30.000,000	Milano	8	Banca Intesa	49.00	
26	Obiettivo Nord - Est Sicav S.p.a. Capital Euro 23,510,723 in shares without nominal value	Venezia Marghera	8	Banca Intesa	9.21	
27	P.B. S.r.l. [#] Capital Euro 119,000	Milano	8	Banca Intesa	42.24	
28	Parmafactor S.p.A. Capital Euro 5,160,000 in shares of euro 10	Milano	8	Banca Intesa C.R. di Parma e Piacenza	10.00 10.00	
29	Pirelli & C. S.p.A. [#] Capital Euro 2,764,715,575.44 in shares of Euro 0.52	Milano	8	Banca Intesa	1.54	1.58
30	R.C.N. Finanziaria S.p.A. [#] Capital Euro 27,135,988 in shares of Euro 0.50	Mantova	8	Banca Intesa	23.96	
31	Rizzoli Corriere della Sera MediaGroup S.p.A. [#] Capital Euro 762,019,050 in shares of Euro 1	Milano	8	Banca Intesa	4.58	4.77
32	Saper Participacoes Ltda Capital BRL 727.26	São Paulo	8	SATA	37.90	
33	Slovak Banking Credit Bureau s.r.o. Capital SKK 300,000	Bratislava	8	Vseobecna Uverova Banka	33.33	
34	Società per i Servizi Bancari S.p.A. Capital Euro 10,763,984.27 in shares of Euro 0.13	Milano	8	Banca Intesa Banca di Trento e Bolzano Banca Popolare Friuladria C.R. della Provincia di Viterbo C.R. di Ascoli Piceno C.R. di Biella e Vercelli C.R. di Città di Castello C.R. di Foligno C.R. di Parma e Piacenza C.R. di Rieti C.R. di Spoleto C.R. di Terni	17.52 0.23 0.06 0.05 0.02 0.11 0.04 0.04 0.21 0.05 0.01 0.04	
35	Synesis Finanziaria S.p.A. [#] Capital Euro 200,000,000 in shares of Euro 1	Torino	8	Banca Intesa	25.00	

Companies	Registered office	Type of relationship (a)	Investment direct ownership	% held	Votes available % (b)
36 Tangenziali Esterne Milano S.p.A. Capital Euro 7,000,000 in shares of Euro 5	Milano	8	Banca Intesa	5.00	
37 Termomeccanica S.p.A.[#] Capital Euro 3,029,468 in shares of Euro 0.52	La Spezia	8	Banca Intesa	33.29	
38 Turismo & Immobiliare S.p.A.[#] Capital Euro 120,000 in shares of Euro 1	Milano	8	Banca Intesa	25.00	
39 Uno A Erre Italia S.p.A.[#] Capital Euro 13,857,951 in shares of Euro 0.01	Arezzo	8	Banca Intesa Banca Intesa Mediocredito	13.51 11.14	

(a) Type of relationship:
1 - majority of voting rights at Ordinary Shareholders' Meeting;
2 - dominant influence at Ordinary Shareholders' Meeting;
3 - agreements with other Shareholders;
4 - other forms of control;
5 - common management as defined in Art. 26.1 of the "Legislative Decree 87/92";
6 - common management as defined in Art. 26.2 of the "Legislative Decree 87/92";
7 - joint control;
8 - associate.

(b) Available voting rights at Ordinary Shareholders' Meeting. Voting rights are presented only if other than the equity stake held in the company's capital. There are no potential voting rights.

(c) Considering the "preferred shares" issued by BCI US Funding Trust for a total of USD 200,001,000, the equity stake equals 4.76%.

(d) Considering the "preferred shares" issued by BCI US Funding Trust for a total of euro 550,001,000, the equity stake equals 4.76%.

(e) Considering the "preferred shares" issued by BCI US Funding Trust for a total of GBP 120,001,000, the equity stake equals 4.76%.

(f) Considering the "preferred shares" issued for a total of euro 200,000,000, the equity stake equals 18.70%.

(g) Considering the "preferred shares" issued for a total of euro 500,001,000, the equity stake equals 2.15%.

(#) Companies from merchant banking activities.

BUSINESS COMBINATIONS

UPI Banka

On 4th January 2006 Banca Intesa, which already held a 35.03% stake in the voting share capital of UPI Banka, launched, through its subsidiary Intesa Holding International, the agreed takeover bid for the remaining 64.97% of UPI Banka's voting share capital. The offer was completed last 20th February with the purchase of 105,181 voting shares corresponding to 45.93% of UPI Banka's share capital with a total investment of 37.4 million euro. At the end of the transaction, Gruppo Intesa held 80.96% of the voting share capital of UPI Banka. The consideration paid was allocated to goodwill for the portion of 22.6 million euro that exceeded the book value of assets and liabilities (already posted at fair value).

Banca C.I.S.

In February, Banca Intesa acquired 28.33% of the share capital of Banca CIS, bank already controlled by Gruppo Intesa in which the subsidiary Intesa Mediocredito held a 55.37% stake, leading the Group's total stake to 83.7%. The total cost of the operation amounted to approximately 80 million euro.

Banca Intesa Beograd

On 8th June 2006 Banca Intesa sold – via its subsidiary Intesa Holding International (IHI) – a minority stake of approximately 7% in Banca Intesa Beograd to International Finance Corporation (IFC), for a consideration of approximately 28 million euro. After the entrance of IFC, that offers important collaboration opportunities, Banca Intesa maintains – through IHI – a majority stake in the Serbian bank of approximately 83%.

SIGNIFICANT SUBSEQUENT EVENTS

On 28th July, the international agency Fitch upgraded Banca Intesa's long-term debt rating to AA- from A+ and short-term debt rating to F1+ from F1. The outlook is stable. At the end of August, following the announcement of the approval of the guidelines of the merger project between Gruppo Intesa and Gruppo Sanpaolo IMI hereafter described, Standard & Poor's placed Banca Intesa's A+ long-term and A-1 short-term debt ratings on CreditWatch with positive implications.

The Board of Directors held on 25th July 2006 approved the Code of Ethics and the Social and Environmental Report 2005. These documents, together with the Internal Social and Environmental Responsibility Guidelines and the adoption of the international protocols Global Compact, UNEP Finance Initiative issued by the UN and the Equator Principles of the International Finance Corporation of World Bank, complete another phase in the programme for the definition of social and environmental responsibility commenced by Banca Intesa some years ago.

Merger project with Sanpaolo IMI

As already mentioned at the beginning of this Report, Banca Intesa's Board of Directors held last 26th August approved the guidelines of the Merger project with Sanpaolo IMI.

The Group resulting from the merger will be positioned among the leading European banking groups and able to compete in the financial service sector at a supranational level through a domestic strengthening process having unique features.
Before synergies, the new Group will be positioned among the top banking groups in the Euro Zone with a market capitalisation of over 65 billion euro and be the undisputed leader in Italy with more than 13 million customers and an average market share of approximately 20% in all segments – retail, corporate and wealth management – in line with the leading banks in the main European countries.
Based on the two companies' results for 2005 and the combination of their market shares, the new Group would rank first in Italy, not only in customer deposits and loans to customers (with

market share, respectively of 22.1% and 21.8%), but also in many retail segments: assets under management (32.4%), bancassurance (30.4%), private banking (27.6%), mortgages (23.8%), consumer credit (16.1%), and in the corporate segments: IPO (29.8%), foreign trade settlements (25.4%), factoring (25.3%), syndicated loans (10.1%), brokerage (equity trading) (8.1%). Moreover, the new Group will be the Italian leader in the Public and Infrastructure finance sector.
The new Group's domestic network of over 6.000 branches will be capillary and well-balanced throughout the territory with market shares above 15% in 15 regions and below 5% only in 7 provinces. In particular, the new Group market shares will be: 23.6% in the North-West, 19% in the North-East, 13.9% in the Centre, 20.2% in the South and Islands and a national market share of 19.5%. The rationalisation of the presence on the territory may entail a reduction of up to approximately 10% of the total number of branches.
The new Group will also enjoy a significant presence in Central-Eastern Europe with a network of approximately 1,400 branches and 6 million customers (taking into account the acquisitions under way) of its banking subsidiaries operating in the retail and commercial banking activities: PBZ in Croatia, VUB in Slovakia, Banca Intesa Beograd and Panonska (acquisition under way) in Serbia, CIB and IEB in Hungary, UPI Banka in Bosnia, BIA in Albania, Banka Koper in Slovenia, SPIMI Bank in Romania and KMB in the Russian Federation where ZAO Banca Intesa offers corporate banking services. Lastly, the presence in Ukraine will be ensured by Ukrsotsbank, whose acquisition is under way.
Moreover, the international network specialised in support of corporates will be strengthened and be present in over 30 countries, in particular the Mediterranean area and those areas where Italian enterprises are most active, such as the United States, Russia, China and India.

The guidelines of the merger project set forth, in particular, the following:

- legal Headquarters after the merger in Torino, where therefore Shareholders' Meetings will be held, and operating Headquarters in Milano and Torino;
- exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary share after the conversion of the current 284,184,018 privileged shares of the latter. Consequently, after the issue of 5,840,177,487 Banca Intesa new ordinary shares, the new Group's main shareholders should own the following stakes of ordinary share capital:
  - Crédit Agricole 9.1%
  - Compagnia di San Paolo 7.0%
  - Generali 4.9%
  - Fondazione Cariplo 4.7%
  - Banco Santander Central Hispano 4.2%
  - Fondazione CR Padova e Rovigo 3.5%
  - Fondazione CR Bologna 2.7%
  - "Gruppo Lombardo" 2.5%
  - Fondazione Cariparma 2.2%
  - Caisse Nationale des Caisses d'Epargne 0.7%
- estimated fully phased-in pre-tax preliminary synergies of approximately 1.3 billion euro in 2009 of which approximately 75% from cost synergies, corresponding to approximately 9% of the combined costs, in line with the recent merger operations in the Italian banking system, without taking into account rationalisation of the presence on the territory and/or asset disposals. Cost synergies are expected in particular from: unification of IT systems, unification of back-office structures, integration of central functions, centralisation of purchase functions, external contract renegotiation, rationalisation of administrative expenses, integration/merger of product companies operating in the same business areas. Revenue synergies (approximately 2% of combined revenues) are expected in particular from: commercial effectiveness increase following the deeper entrenchment in the territory which will enable to maximise cross-selling and increase the share of wallet and number of customers in the provinces where competitiveness will improve most; commercial effectiveness increase due to the enlarged critical mass which will enable to optimise the pricing lever thanks to economies of scale and scope; alignment of the new Group to internal best practices thanks to sharing of products, services, commercial approaches and support systems;
- one-off pre-tax preliminary integration costs estimated at approximately 1.5 billion euro;

- preliminary estimates of financial indicators of the new Group after synergies, to be confirmed in the light of the drawing up of a Business Plan:
  - net income 2009 at approximately 7 billion euro;
  - compounded annual growth rate for net income 2005-2009 equal to approximately 13%, adjusted for the main non-recurring items registered by the two entities in 2005;
  - EPS improvement in 2009 following the synergies equal to approximately 13%;
  - pay-out equal to at least 60% of net income, with possibility to return excess capital to shareholders – also in the light of the above-mentioned expected strong value creation – notwithstanding the high level of capitalisation and a massive plan of investments in innovation and human capital;
  - maintaining the high asset quality characterising the two entities;
- corporate governance: with the aim of ensuring clarity and operating continuity the Boards of Directors of the two banks will propose to the shareholders the following appointments: Giovanni Bazoli as Chairman of the Supervisory Board, Enrico Salza as Chairman of the Management Board, Corrado Passera as Managing Director and CEO, and Pietro Modiano, one of the two General Managers to be nominated, as Deputy to the Managing Director. Moreover, the Boards of Directors of the two banks will propose for Alfonso Iozzo the most appropriate participation in the Boards;
- organisational model which will reinforce the "Banca dei Territori" pattern, with the attribution of a specific territory to each brand on an exclusivity basis; moreover, the Banca Intesa and Sanpaolo IMI networks will be integrated with the adoption of a single brand where local brands are not present;
- merger process, subject to necessary approvals, should take place according to the following previsional calendar:
  - September/mid November 2006: elaboration of the merger plan, approval by the Boards of Directors of the merger documentation, authorities' approval, presentation of the operation to the market;
  - December 2006: Extraordinary Shareholders' Meetings for the merger approval;
  - end of 2006/beginning of 2007: the new company is set up.

The new Group will have the objective and responsibility of promoting investments and innovation and contributing to the acceleration of growth and development of the societies where it operates, in all their components.

The macroeconomic scenario and lending and deposit collecting activities

The macroeconomic scenario

The first half of 2006 was characterised by a virtually global trend towards the tightening of monetary conditions, due to persistently high economic growth rates and inflation levels often exceeding the targets set by the central banks. Liquidity conditions became less loose and the lower liquidity available favoured a correction phase in stock markets and a broadening of the risk premium on emerging Countries' securities and on corporate bonds. On foreign exchange markets many currencies experienced strong downward pressures.
From the macroeconomic standpoint, during the second quarter, signs appeared, though still limited, of slowdown in the US economy, so as to induce the Federal Reserve to signal to markets its favourable orientation to new rises in official rates, aimed at containing inflationary pressures. In the first six months of the year, interest rates on fed funds were raised four consecutive times, up to 5.25%. Also following the monetary tightening enacted by the Fed, a slowdown in the average growth rate over the twelve months of the American economy is expected.
Instead, the Euro Zone economy showed a higher-than-expected growth rate. Unlike the United States, the European economic indexes are not showing any slowdown, despite the rise in oil prices and the appreciation of the euro. The solid macroeconomic prospects, the rapid growth in monetary and credit aggregates and inflation rates expected over 2% led the European Central Bank to continue the gradual monetary tightening started in the previous year. The interest rate on main refinancing operations was raised to 3% and new interventions are expected by the end of the year.
Italy benefited from the more favourable European economic situation. In the first quarter of the year, GDP growth rates accelerated, mainly boosted by domestic demand. Industrial investments were particularly brilliant, but also consumption showed signs of recovery after the drop at the end of 2005. Even if the high growth rates of the first quarter are unlikely to be confirmed in the following quarters, 2006 should close with a growth rate near to 1.5% over the twelve months.
The upward trend in interest rates also touched Central and Eastern European Countries where Gruppo Intesa is present. In Hungary, the long phase of monetary loosening was discontinued due to the strong pressure on exchange rates put by the tax and balance of trade imbalances that have been affecting the Country for a long time. In Slovakia, the one percent rise in short-term interest rates was also fully reflected in longer-term maturities. Only in Croatia, where the economy appears to have lost impetus in the second quarter, interest rates declined.

The tightening of the global liquidity conditions led to a generalised drop in bond prices. Yields on ten-year BTP (Italian fixed-rate Government bonds) increased from 3.50% to 4.37%, with most of the rise being considered concluded at the end of April. Later, the securities with longer maturity did not register appreciable changes whereas the negative trend continued for shorter maturities, which were more affected by the rises in official rates. The Italian debt securities recorded a widening in the gap with the German Bund as a result both of election uncertainties and of a greater awareness of the critical state of our Country's national budget.
The rise in interest rates and, subsequently, in risk aversion particularly penalised the emerging markets segment. Tensions also affected exchange rates with depreciations against the euro recorded by currencies such as the Icelandic crown, the Turkish lira, the South-African rand, the New Zealand dollar, the Hungarian forint. All these currencies, which in the past attracted speculative capital flows because of the high level of domestic interest rates, registered large external imbalances. After a beginning of the year characterised by stability, since April the euro strengthened by 5% also against the US dollar, touching the peak over the twelve months of 1.2979 on 5th June.
In May, after the upward revision of the projections for international rates, stock markets registered a sharp reversal. The EuroStoxx index, after having touched its peak over the twelve months on 11th May, then lost 14% in the following month; an even bigger loss affected the

Nikkei (-19%) and various emerging markets, whilst the drop in the S&P500 was limited to 8%. After having recorded bottom levels in mid June, the subsequent rebound in prices led main markets to recover approximately half of the loss. In the Italian market the S&PMIB index lost 11% during the correction phase, later recovering approximately 5%. Bank stocks in the MIBTEL decreased in line with the general index, but later recorded a higher recovery than the other sectors.

Italian lending and deposit collecting activities

In the first half of 2006 bank interest rates recorded an upward trend, following a progressively tighter monetary policy. The recovery from the minimums touched in 2005 confirmed typical upward trends: slightly more accentuated for lending rates compared to funding rates. This led to a rise to 3% in the spread between lending yields and funding costs. In the forthcoming months, the rise in bank interest rates is expected to continue, in line with the upward trend of market rates.

Sector breakdown shows that the increase in average interest rates was more marked for non-financial companies than for households, reflecting high competition present in this market. In general, the cost of new loans was slow in adapting to rises in money market yields. At the same time, in the six months under consideration, funding rates registered a more contained increase compared to lending rates.

The effects of the moves in lending and funding rates strengthened the trend of unit margins on intermediation activities: in the first half the short-term mark-up[1] confirmed its downward trend, from 2.85 to 2.67%, whilst markdown of on demand funding[2] strengthened its upward trend, rising to 1.94% from 1.64% at the end of 2005. Therefore, short-term spread rose by 12 basis points, from 4.49% to 4.61%, contributing to increase the estimated overall spread between lending and funding rates to 2.99% (+9 basis points with respect to as at the end of 2005).

In the first half of the year, loans to customers recorded a very positive trend, due to offer conditions that, despite rises in interest rates, continued to result attractive in both nominal and real terms. A contribution to the good performance of lending activities was also given by the confidence regained by enterprises regarding the economic evolution and the real improvement of the economic situation, supported by the restart of industrial investments and by a gradual recovery in consumption. In particular, the strengthening of exports of manufactured goods coincided with an evident recovery in short-term loans demand, which reached, at the end of the first half, growth rates unprecedented in the last five years. The recently-regained interest in short-term loans was however far from contrasting the shift of bank loans in favour of long maturities: in June the incidence of loans with original maturity exceeding 18 months amounted to 63% of the total. Household loans confirmed their strong trend, reflecting not only aspects related to the economic situation, such as low interest rates and the attractiveness of real estate investments, but also the continuation of the structural process towards more European financial behaviour models, characterised by a higher propensity for borrowing. However, starting from the second quarter, an overall slowdown in household loans occurred, caused by a gradual consolidation of growth rates in mortgages, which appears in line with the first signs of slowdown in the building market. With regard to companies, in the first part of the year corporate loans recorded a constant acceleration, in line with the trend registered in the whole of the Euro Zone. The satisfactory economic situation and the confidence regarding orders and production, at its peak in the last five years, prefigure favourable prospects for corporate loans in the rest of the year. The good overall trend in loans to corporates was recorded in all areas of production of goods and services. In particular, loans to industrial companies increased.

The quality of loans to customers remained high also in the first part of 2006, reflecting a contained trend of gross doubtful loans to corporates and households.

[1] Difference between the interest rates applied to households and companies on loans with maturity under one year and one-month euribor.

[2] Difference between one-month euribor and interest rates on households and companies current accounts.

The expansion in domestic deposit collecting activities registered in the first half by the Italian banking system (harmonised aggregate)[3] appeared strong, continuing the trend recorded during the whole of 2005, and reflecting, on the one hand, the good growth in on demand deposits, favoured by the low interest rates and by the always significant household propensity for saving, and, on the other hand, the strong expansion of the bond component.
The strong growth in direct customer deposits coupled with the gradual improvement in the trend of indirect customer deposits, to which the asset management component gave a substantial contribution.

With regard to the projections for the second half of the year, the upward trend in interest rates should begin to exercise a containment action on demand for loans, especially from households. Nevertheless, growth rates in lending activities should remain high and in line with the average expansion registered in the 2002-2005 three-year period. In this perspective, households will continue to register the highest growth rates, but the gap with enterprises will start to shrink; in fact, for enterprises, a further acceleration in the demand for short-term loans, linked to the funding of current operations, and stability in long-term demand, due to the positive evolution of investments, are expected. At the same time, bank collecting activities appear oriented towards a slowdown in the most liquid instruments and to a virtual stability of the bond component.

[3] Sum of current accounts (including bank cashiers' cheques), deposits with notice period (saving deposits), deposits with predefined maturity (current accounts and term deposits, certificates of deposit), repurchase agreements and bonds (including subordinated liabilities). All contract types, with the except on of bonds, refer to Italian customers, excluding the Central Administration, in euro and foreign currency. Bonds refer to the total amount issued, irrespective of residence and sector of the holder.

Economic results

General aspects

The tables hereafter and the relative comments analyse the results recorded in the statement of income as at 30th June 2006 compared to those of the corresponding period of 2005, restated to consider the changes occurred in the consolidation area. As already mentioned, the Reclassified statement of income and the detailed tables, however, also contain figures as at 30th June 2005 as published in the relative Report and therefore refer to the consolidation area at such date.

For the purpose of a more effective representation of results, a condensed statement of income was prepared through opportune restatements and according to presentation criteria deemed to be better suited to represent the content of captions according to the principle of operating consistency.

Reclassifications are listed below:

- dividends on shares classified as assets available for sale and as assets held for trading are reallocated in profits (losses) on trading (366 million euro, *ex* 508 million euro as at June 2005); likewise, the implicit cost for the financing of the purchase of shares held for trading (44 million euro, *ex* 33 million euro) is transferred from interest to profits (losses) on trading;
- interest rate differentials matured and collected on currency interest rate swaps which set out the exchange of two floating rates, classified as held for trading, stipulated to hedge floating rate funding in foreign currency, are recorded in net interest income considering their close correlation (34 million euro);
- fair value adjustments in hedge accounting are registered in net interest income due to their close correlation with the latter (13 million euro, *ex* 16 million euro);
- profits and losses on disposal or repurchase of financial assets available for sale and of financial liabilities are included in profits (losses) on trading (55 million euro, *ex* 45 million euro);
- recovery of expenses and of taxes and duties are directly deducted from administrative expenses instead of recorded in other operating income (172 million euro, *ex* 174 million euro);
- profits and losses on disposal or repurchase of loans are posted in net adjustments to loans (-12 million euro, *ex* -15 million euro);
- net impairment losses on other financial activities, related to guarantees, commitments and credit derivatives, are registered in net adjustments to loans (35 million euro, *ex* -2 million euro);
- the reduction in time value on loans (77 million euro, *ex* 64 million euro), is recorded in net interest income instead of being allocated in net adjustments to loans, since the phenomenon derives directly from the application of the amortised cost criterion in absence of changes in forecasted expected future flows. A consistent approach is used for the time value of Employee termination indemnities (-26 million euro, *ex* -21 million euro) and Allowances for risks and charges (-9 million euro, ex -10 million euro);
- permanent impairment of property, equipment and intangible assets (-1 million euro, immaterial as at June 2005), is excluded from net adjustments to property, equipment and intangible assets – that thus solely express depreciation and amortisation – and are included in a residual caption which records net impairment losses on financial assets available for sale (-4 million euro, *ex* -7 million euro), investments held to maturity (+4 million euro, *ex* +3 million euro) and other financial activities;
- profits (losses) on disposal of investments in associates and companies subject to joint control (82 million euro, *ex* 66 million euro) and Profits (Losses) on disposal of investments (47 million euro, *ex* 79 million euro) are recorded in Profits (losses) on investments held to maturity and on other investments, net of the net income recorded by investments carried

at equity (79 million euro, *ex* 103 million euro) which is posted in a specific caption in Operating income.

Reclassified consolidated statement of income

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %	30.06.2005
Net interest income	2,773	2,627	146	5.6	2,597
Dividends	13	12	1	8.3	12
Profits (Losses) on investments carried at equity	79	103	-24	-23.3	66
Net fee and commission income	1,845	1,764	81	4.6	1,924
Profits (Losses) on trading	531	336	195	58.0	362
Other operating income (expenses)	20	-1	21		16
Operating income	**5,261**	**4,841**	**420**	**8.7**	**4,977**
Personnel expenses	-1,551	-1,488	63	4.2	-1,566
Other administrative expenses	-848	-815	33	4.0	-864
Adjustments to property, equipment and intangible assets	-241	-225	16	7.1	-242
Operating costs	**-2,640**	**-2,528**	**112**	**4.4**	**-2,672**
Operating margin	**2,621**	**2,313**	**308**	**13.3**	**2,305**
Goodwill impairment	-	-	-	-	-
Net provisions for risks and charges	-57	-157	-100	-63.7	-164
Net adjustments to loans	-372	-312	60	19.2	-321
Net impairment losses on other assets	-1	-4	-3	-75.0	-7
Profits (Losses) on investments held to maturity and on other investments	50	82	-32	-39.0	88
Income (Loss) before tax from continuing operations	**2,241**	**1,922**	**319**	**16.6**	**1,901**
Taxes on income from continuing operations	-750	-653	97	14.9	-670
Income (Loss) after tax from discontinued operations	43	4	39		16
Minority interests	-58	-73	-15	-20.5	-47
Net income	**1,476**	**1,200**	**276**	**23.0**	**1,200**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

	2006		2005 restated (*)			
	Second quarter	First quarter restated (*)	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,413	1,360	1,332	1,349	1,333	1,294
Dividends	13	-	-	-	12	-
Profits (Losses) on investments carried at equity	50	29	50	47	50	53
Net fee and commission income	895	950	848	818	881	883
Profits (Losses) on trading	175	356	114	170	153	183
Other operating income (expenses)	8	12	11	-7	11	-12
Operating income	**2,554**	**2,707**	**2,355**	**2,377**	**2,440**	**2,401**
Personnel expenses	-780	-771	-823	-753	-746	-742
Other administrative expenses	-436	-412	-453	-394	-434	-381
Adjustments to property, equipment and intangible assets	-124	-117	-154	-121	-116	-109
Operating costs	**-1,340**	**-1,300**	**-1,430**	**-1,268**	**-1,296**	**-1,232**
Operating margin	**1,214**	**1,407**	**925**	**1,109**	**1,144**	**1,169**
Goodwill impairment	-	-	-6	-	-	-
Net provisions for risks and charges	-19	-38	-192	-45	-113	-44
Net adjustments to loans	-165	-207	-263	-165	-123	-189
Net impairment losses on other assets	-4	3	-18	1	-8	4
Profits (Losses) on investments held to maturity and on other investments	50	-	709	42	21	61
Income (Loss) before tax from continuing operations	**1,076**	**1,165**	**1,155**	**942**	**921**	**1,001**
Taxes on income from continuing operations	-346	-404	-46	-318	-305	-348
Income (Loss) after tax from discontinued operations	24	19	98	55	-1	5
Minority interests	-29	-29	-27	-34	-35	-38
Net income	**725**	**751**	**1,180**	**645**	**580**	**620**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

The statement of income recorded a consolidated net income for the first half of 1,476 million euro, 23% higher than the figure for the same period of 2005 restated on a consistent basis to consider the changes occurred in the consolidation area. Such result is mainly ascribable to the good progress of operating income (+8.7%), together with a more contained rise in operating costs (+4.4%), which resulted from the numerous projects under way in the network both in Italy and in Central-Eastern Europe. Adjustments and provisions of various nature totalled 430 million euro, down with respect to the first half of 2005 (approximately -9%). Income before tax from continuing operations equalled 2,241 million euro (approximately +17%) with a consequent increase in tax charge, to 750 million euro.

Operating income

The rise in operating income, which totalled 5,261 million euro, was the combined effect of the increase in net interest income (+5.6%), in net fee and commission income (+4.6%) – which, in absolute terms, are the most significant components – as well as in profits on trading, up by almost 60% with respect to the comparative figure.

Net interest income

(in millions of euro)

	30.06.2006	30.06.2005 restated [(*)]	Changes amount	Changes %	30.06.2005
Relations with customers	3,249	2,799	450	16.1	2,598
Relations with banks	-111	-34	77		-56
Securities issued	-1,316	-901	415	46.1	-743
Differentials on hedging derivatives	168	59	109		61
Financial assets held for trading	513	468	45	9.6	486
Investments held to maturity	50	56	-6	-10.7	56
Financial assets available for sale	86	57	29	50.9	57
Non-performing assets	153	135	18	13.3	116
Other net interest income	-32	-28	4	14.3	6
Interest margin	**2,760**	**2,611**	**149**	**5.7**	**2,581**
Fair value adjustments in hedge accounting	**13**	**16**	**-3**	**-18.8**	**16**
Net interest income	**2,773**	**2,627**	**146**	**5.6**	**2,597**

[(*)] Figures restated on a consistent basis, considering changes in the consolidation area.

Breakdown by component of net interest income (2,773 million euro, with an almost 6% rise compared to the first half of 2005) shows, on the one hand, the higher contribution of the operations with customers and, on the other hand, higher interest expense on interbank relations. Furthermore, the result for the first half of 2006 benefited from higher profits on trading.

More specifically, net interest income with customers highlighted a rise which reflected the positive trend registered by the retail segment, in terms of both volumes and spread, the disbursements to public entities and to fund infrastructural projects, as well as the increase in operations of Group banks in Central-Eastern Europe. As already indicated, also investments in financial activities rose. Conversely, the negative balance of interest on interbank relations increased and the cost of funding via securities showed a marked expansion, also considering differentials on hedging derivatives, ascribable to both higher funds raised with this contract type and the rise in interest rates.

Lastly, the caption includes fair value adjustments in hedge accounting, that is the imbalance of positive and negative variations in the fair value of hedging derivatives and the relevant assets and liabilities hedged.

Considering quarterly development, as already mentioned, net interest income in the second quarter of 2006 posted a 6% increase on the second quarter of the previous year, reaching a higher level than in all the previous quarters.

Dividends and profits on investments carried at equity

The caption refers to the dividends collected from unconsolidated equity investments, which were practically stable with respect to the first half of 2005.

It does not include dividends on shares held for trading or available for sale, that – as already highlighted above – in the reclassified statement of income are posted in profits (losses) on trading.

The profits deriving from measurement with the equity method refer to the subsidiaries in which the Group has a significant influence, or has joint control. The figure shows a decline with respect to the first half of 2005 also due to the reclassification in this caption of the relevant portion of the net income recorded by Nextra in the first half of 2005.

Net fee and commission income

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %	30.06.2005
Guarantees given	72	69	3	4.3	71
Collection and payment services	147	141	6	4.3	133
Current accounts	351	349	2	0.6	388
Fees on credit and debit cards	146	131	15	11.5	130
Commercial banking activities	**716**	**690**	**26**	**3.8**	**722**
Dealing and placement of securities	540	514	26	5.1	315
Dealing in currencies	21	20	1	5.0	20
Portfolio management	92	80	12	15.0	364
Distribution of insurance products	206	183	23	12.6	183
Other	68	71	-3	-4.2	72
Management, dealing and consultancy activities	**927**	**868**	**59**	**6.8**	**954**
Tax collection	**-**	**-**	**-**		**74**
Other net fee and commission income	**202**	**206**	**-4**	**-1.9**	**174**
Net fee and commission income	**1,845**	**1,764**	**81**	**4.6**	**1,924**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Net fee and commission income rose to 1,845 million euro (+4.6%). The rise confirmed, though to a lower extent, the trend of the first three months of the year, with the growing incidence, compared to the previous year, of commissions generated on management, dealing and consultancy activities (927 million euro), with respect to those originated by traditional commercial banking activities (716 million euro). In fact, while the latter posted a 3.8% rise again driven by fees on credit and debit cards, the former recorded a 6.8% growth rate, especially due to the development of commissions on dealing and placement of securities and distribution of insurance products, in addition to a significant rise in the contribution generated by individual portfolio management schemes. In commissions from commercial banking activities and commissions from services, the most significant contribution in absolute terms came from the Italian network, even though the highest growth rates were recorded by the Group's international entities especially with reference to the Group's network operating in Central-Eastern Europe.

The caption does not include, contrary to previous periods, commissions on tax collection companies, registered in the caption Income (Loss) after tax from discontinued operations in relation – as already indicated above – to the imminent sale of the subsidiaries operating in this sector to Riscossione S.p.A., as part of the reform of the tax collection system under way.

As concerns quarterly development, net fee and commission income, despite a contained rise with respect to the second quarter of the previous year, which however had benefited to a greater extent from the placement of securities, reached a higher level than in the four quarters of 2005.

Profits (Losses) on trading

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %	30.06.2005
Interest rates	117	-83	200		-84
Equities	241	281	-40	-14.2	316
Foreign exchange	90	94	-4	-4.3	84
Credit derivatives (trading book)	28	1	27		1
Profits (Losses) on trading	**476**	**293**	**183**	**62.5**	**317**
Profits (Losses) on disposal of financial assets available for sale and financial liabilities	**55**	**43**	**12**	**27.9**	**45**
Profits on trading	**531**	**336**	**195**	**58.0**	**362**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Profits (Losses) on trading includes: i) profits and losses on disposal of financial assets held for trading or available for sale, ii) valuation differences on financial assets held for trading designated at fair value, and iii) dividends collected on shares held for trading or available for sale and any related charges. More specifically, the caption was the sum of 476 million euro of

profits on trading, with a considerable rise (approximately +62%) with respect to the first half of 2005, and 55 million euro of profits on disposal of financial assets available for sale and financial liabilities, also significantly higher than in the comparison period (approximately +28%).
As concerns trading activities, trading on equities, mostly attributable to Banca Intesa and Banca Caboto, continued to represent the most significant component (241 million euro, compared to 281 million euro as at 30th June 2005). In addition to the good performance recorded on ordinary operations, this result also benefited from valuation effects of important equity stakes classified as held for trading (125 million euro compared to 116 million euro as at 30th June 2005).
Profits on foreign exchange activities - generated by the Parent Company and also, to a significant extent, by the Central-Eastern European subsidiaries - equalled 90 million euro, with respect to 94 million euro of the first half of the previous year. Also the contribution of interest rate activities, equal to 117 million euro, compared to the 83 million euro loss as at 30th June 2005 was on decidedly positive levels, also as a result of the aforementioned investment decisions. The contribution of trading of credit derivatives rose to 28 million euro (1 million euro as at 30th June 2005).
Lastly, the 55 million euro imbalance of profits on the sale of financial assets available for sale (43 million euro as at 30th June 2005) also included the sale of private equity investments.
Quarterly development showed profits (losses) on trading in the second quarter of 2006 higher than in the quarters of 2005.

Other operating income (expenses)

Other operating income (expenses) is a residual caption which comprises income and expenses of various nature. The caption does not include recovery of expenses and taxes and duties, which in the reclassified statement of income is directly deducted from administrative expenses.
The figure for the period is a net operating income of 20 million euro, compared to a net expense of 1 million euro of the first half of 2005. The typical components of this caption include rentals, income and expenses related to finance lease contracts, amortisation of leasehold improvements, and those for litigations and for customer restoration not covered by specific provisions.

Operating costs

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %	30.06.2005
Wages and salaries	1,112	1,061	51	4.8	1,092
Social security charges	292	288	4	1.4	298
Other	147	139	8	5.8	176
Personnel expenses	**1,551**	**1,488**	**63**	**4.2**	**1,566**
General structure costs	223	230	-7	-3.0	253
Information technology expenses	214	201	13	6.5	207
Indirect taxes and duties	185	181	4	2.2	185
Management of real estate assets	155	151	4	2.6	153
Legal and professional expenses	81	85	-4	-4.7	89
Advertising and promotional expenses	69	63	6	9.5	63
Indirect personnel costs	36	30	6	20.0	31
Other costs	57	49	8	16.3	60
Recovery of expenses and charges	-172	-175	-3	-1.7	-177
Administrative expenses	**848**	**815**	**33**	**4.0**	**864**
Property and equipment	131	121	10	8.3	117
Intangible assets	110	104	6	5.8	125
Adjustments	**241**	**225**	**16**	**7.1**	**242**
Operating costs	**2,640**	**2,528**	**112**	**4.4**	**2,672**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

The rise in operating costs resulted from personnel expenses (+4.2%), administrative expenses (+4%), and adjustments to property, equipment and intangible assets (approximately +7%).

With reference to personnel expenses it must be noted that the trend is related to rises for the renewal of the national labour contract and higher costs sustained by certain bank subsidiaries as a result of the expansion of activities and the operating network, mainly abroad. Breakdown of administrative expenses shows differentiated trends. The contraction of general structure costs and legal and professional expenses were accompanied by increases in expenses – such as training, information technology and advertising – more directly related to the development of new products and services, to the aforementioned operational expansion, as well as the rationalisation of structures and processes. Indirect taxes and duties was mostly attributable to operations with customers and leads to recoveries from customers which – as already indicated – together with other recoveries in the reclassified statement of income are directly deducted from total administrative expenses.
The rise of adjustments to property, equipment and intangible assets overall equal to 241 million euro, was also attributable to investments to support operational expansion.
The cost/income ratio decreased from 52.5% of June 2005 to 50.2% of the first half of 2006, recording a 2 basis points improvement, as a result of the favourable trends recorded by operating income and the constant attention paid to a targeted growth in operating costs.
Considering quarterly development, operating costs showed an upward trend, in relation to the developments described.

Operating margin

Driven by the progress of operating income, operating margin registered a 13.3% growth rate to 2,621 million euro, notwithstanding the increase in operating costs explained above.

Net provisions for risks and charges

After the particularly high levels reached in the previous year, a considerable decrease was recorded by net provisions for risks and charges allocated in the period (57 million euro, compared to 157 million euro). These provisions are aimed at covering probable charges deriving mainly from revocatory actions, legal litigations and any other litigation. Their amount is updated on the basis of the litigations under way and the assessment as concerns their possible outcomes.

Net adjustments to loans

In the period net adjustments to loans equalled 372 million euro compared to 312 million euro of the first half of 2005, with an approximately 19% increase. The figure reflected adjustments of 732 million euro (-1.3%) and write-backs of 360 million euro (-16.3%).

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %	30.06.2005
Doubtful loans	213	191	22	11.5	210
Other non-performing loans	125	104	21	20.2	106
Performing loans	69	18	51		8
Net impairment losses on loans	**407**	**313**	**94**	**30.0**	**324**
Net adjustments to guarantees and commitments	**-35**	**-1**	**34**		**-3**
Net adjustments to loans	**372**	**312**	**60**	**19.2**	**321**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

The table sets out breakdown of non-performing loans and highlights that the rise in overall amount referred to net impairment losses on doubtful loans, which increased from the 191 million euro of June 2005 to the current 213 million euro mostly as a result of the passage to doubtful loans of certain corporate exposures, and on other non-performing loans – namely, substandard loans, restructured loans and loans past due by over 180 days – that increased from 104 million euro of the first half of 2005 to 125 million euro of June 2006, also due to the passage to the "substandard loans" category – and therefore subject to higher adjustment levels – of positions previously included in loans past due, which instead decreased.
Provisions made to ensure that the generic coverage of performing loans is maintained at the levels required by the respective risk configurations, evidenced, on a net basis, adjustments of 69 million euro, compared to 18 million euro of the first half of 2005.

Lastly, net write-backs of 35 million euro were posted on non-cash credit risk relative to guarantees and commitments outstanding (1 million euro of net write-backs in the first half of 2005).
On a quarterly basis, net adjustments highlighted a decrease with respect to the first quarter of the year, and were on lower levels than the average for the four quarters of 2005.

Income (Loss) before tax from continuing operations

The trends indicated above led to income before tax from continuing operations of 2,241 million euro, with a 16.6% rise compared to 1,922 million euro of the first half of 2005. In addition to the aforementioned provisions to allowances for risks and charges and net adjustments to loans, this result also stems from the registration of net adjustments to other assets of 1 million euro and gains on measurement or on disposal of investments of 50 million euro (82 million euro as at June 2005), mostly referred to the sale of real estate assets.

Taxes on income from continuing operations

Taxes on income from continuing operations, both current and deferred, referred to the period amounted to 750 million euro, with a 97 million euro rise with respect to the comparative figure as at 30th June 2005 (approximately +15%). The higher absolute value of the tax burden (calculated via the application of regulations in force in the various Countries in which the Group operates) is the result of the expansion of taxable income and an approximately 33% tax rate practically in line with that of the first half of 2005.

Income (Loss) on discontinued operations, net of tax

As already indicated, the caption contains – in relation to the signing of the preliminary sale contract of the tax collection subsidiaries to Riscossione S.p.A. – the income and charges referred to the tax collection activities until as at 30th June 2006. It must be noted that the tax collection sector benefited, in this first period of 2006, from the accrual of the annual remuneration recognised by the law to tax collection companies. In 2005, due to the moment of issue of the law, commissions for the first nine months were entirely recorded in the third quarter.
Conversely, as at June 2005 the caption also included a net positive contribution of approximately 16 million euro mostly referred to the sale of a portfolio of doubtful loans, realised in 2005 and already illustrated in the reports of the previous periods.

Net income

Net income for the first half equalled 1,476 million euro, with a significant rise (+23%) compared to the 1,200 million euro of June 2005, after the deduction of the relevant tax burden and minority interests.

Balance sheet aggregates

Reclassified consolidated balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Financial assets held for trading	51,160	51,067	93	0.2	51,067
Financial assets available for sale	4,828	4,380	448	10.2	4,379
Investments held to maturity	2,479	2,810	-331	-11.8	2,810
Due from banks	29,338	27,184	2,154	7.9	27,111
Loans to customers	176,023	168,767	7,256	4.3	169,478
Investments in associates and companies subject to joint control	2,144	2,099	45	2.1	2,091
Property, equipment and intangible assets	4,211	4,279	-68	-1.6	4,280
Tax assets	2,817	3,055	-238	-7.8	3,096
Non-current assets held for sale and discontinued operations	1,079	3,739	-2,660	-71.1	2,869
Other assets	6,118	6,380	-262	-4.1	6,354
Total Assets	**280,197**	**273,760**	**6,437**	**2.4**	**273,535**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Due to banks	36,598	31,760	4,838	15.2	31,771
Direct customer deposits	193,761	187,207	6,554	3.5	187,590
Financial liabilities held for trading	16,750	21,249	-4,499	-21.2	21,249
Tax liabilities	1,658	1,057	601	56.9	1,091
Liabilities associated with non-current assets held for sale and discontinued operations	1,010	3,716	-2,706	-72.8	2,963
Other liabilities	9,987	8,427	1,560	18.5	8,531
Allowances for specific purpose	2,856	2,819	37	1.3	2,834
Share capital	3,613	3,596	17	0.5	3,596
Reserves	10,775	9,255	1,520	16.4	9,255
Valuation reserves	968	829	139	16.8	829
Minority interests	745	820	-75	-9.1	801
Net income	1,476	3,025	-1,549	-51.2	3,025
Total Liabilities and Shareholders' Equity	**280,197**	**273,760**	**6,437**	**2.4**	**273,535**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Quarterly development of the reclassified consolidated balance sheet

(in millions of euro)

Assets	2006		2005 restated (*)			
	30/6	31/3 restated (*)	31/12	30/9	30/6	31/3
Financial assets held for trading	51,160	53,444	51,067	53,211	60,673	56,408
Financial assets available for sale	4,828	4,533	4,380	4,197	4,582	4,688
Investments held to maturity	2,479	2,378	2,810	2,577	2,425	2,402
Due from banks	29,338	26,112	27,184	26,596	26,678	23,673
Loans to customers	176,023	176,834	168,767	160,338	159,186	156,379
Investments in associates and companies subject to joint control	2,144	2,208	2,099	2,726	2,213	2,071
Property, equipment and intangible assets	4,211	4,287	4,279	3,756	3,356	3,770
Tax assets	2,817	2,992	3,055	2,945	3,098	3,409
Non-current assets held for sale and discontinued operations	1,079	462	3,739	4,751	5,129	4,755
Other assets	6,118	5,817	6,380	7,055	7,734	8,058
Total Assets	**280,197**	**279,067**	**273,760**	**268,152**	**275,074**	**265,613**

Liabilities and Shareholders' Equity	2006		2005 restated (*)			
	30/6	31/3 restated (*)	31/12	30/9	30/6	31/3
Due to banks	36,598	40,666	31,760	31,918	33,010	34,719
Direct customer deposits	193,761	187,747	187,207	179,833	183,082	173,289
Financial liabilities held for trading	16,750	18,982	21,249	24,229	26,217	24,054
Tax liabilities	1,658	1,599	1,057	1,319	1,276	1,236
Liabilities associated with non-current assets held for sale and discontinued operations	1,010	304	3,716	3,061	3,393	2,945
Other liabilities	9,987	10,127	8,427	8,851	9,812	11,544
Allowances for specific purpose	2,856	2,903	2,819	2,503	2,617	2,872
Share capital	3,613	3,596	3,596	3,596	3,596	3,561
Reserves	10,775	10,724	9,255	9,248	9,229	9,105
Valuation reserves	968	913	829	700	628	600
Minority interests	745	755	820	1,049	1,014	1,068
Net income	1,476	751	3,025	1,845	1,200	620
Total Liabilities and Shareholders' Equity	**280,197**	**279,067**	**273,760**	**268,152**	**275,074**	**265,613**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

General aspects

The tables above and hereafter analyse the results recorded in the balance sheet as at 30th June 2006 compared to those of the end of 2005, restated to consider the changes occurred in the consolidation area. As already mentioned, the Reclassified balance sheet and the detailed tables also contain figures as at 31st December 2005 as published in the relative Report and therefore refer to the consolidation area at such date.

For the purpose of a clearer and more immediate analysis of the balance sheet and financial situation, the condensed tables of consolidated assets and liabilities have been prepared via grouping of certain captions, which contain the following reclassifications:

- the inclusion of Cash and cash equivalents in the residual caption Other assets;
- the inclusion of hedging derivatives and Fair value change of financial assets/liabilities in hedged portfolios in Other assets/liabilities;
- the aggregation in just one caption of property and equipment and intangible assets;
- the aggregation of "Due to customers" and "Securities issued" in just one caption;
- the aggregation in just one caption of allowances for specific purpose (Employee termination indemnities and Allowances for risks and charges);
- the presentation of Reserves as just one aggregate and net of any treasury shares.

Again for the purposes of a more effective representation of the composition of the aggregates, in the subsequent detailed tables and in the relative comments, derivatives recorded in Financial assets/liabilities held for trading and Due from/Due to banks are presented net and the value of fair value hedge derivatives is presented together with assets and liabilities hedged.

Loans to customers

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Current accounts	18,769	20,702	-1,933	-9.3	19,370
Mortgages	80,598	76,391	4,207	5.5	76,387
Advances and other loans	64,955	60,127	4,828	8.0	62,184
Repurchase agreements	2,652	3,692	-1,040	-28.2	3,692
Non-performing loans	5,229	5,170	59	1.1	5,160
Loans represented by securities	3,820	2,685	1,135	42.3	2,685
Loans to customers	**176,023**	**168,767**	**7,256**	**4.3**	**169,478**
Net value of related fair value hedge derivatives	**55**	**17**	**38**		**17**
Fair value change of financial assets in hedged portfolios	**-2**	**-**	**2**		**-**
Total	**176,076**	**168,784**	**7,292**	**4.3**	**169,495**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Loans to customers – inclusive of loans represented by securities issued by customers – reached 176,023 million euro with a 4.3% rise on the figure at the end of 2005. Excluding repurchase agreements, which due to their nature are extremely volatile, loans to customers in the six months showed an even higher growth rate (5%).
The increase in overall volumes is attributable to almost all lending contracts, with the further progress of medium- and long-term lending represented by mortgages (+5.5%), which amounted approximately 46% of total loans to customers. Also advances and other loans increased (+8%) due to i) the growth of loans for infrastructural projects, ii) the expansion of consumer lending, as well as iii) the expansion in the operations of subsidiaries particularly dynamic for those in Central-Eastern Europe. The upward trend was also recorded by loans granted via the underwriting of securities while demand for short-term funding through overdrafts on current accounts showed a moderate decline, little over 9%. Repurchase agreements recorded a more marked contraction.
Including net value of related fair value hedge derivatives, offset by fair value measurement of loans hedged, total loans to customers amounted to 176,076 million euro (+4.3%).

Loans to customers: loan portfolio quality

(in millions of euro)

	30.06.2006			31.12.2005 restated (*)			31.12.2005
	Gross exposure	Total adjustments	Net exposure	Gross exposure	Total adjustments	Net exposure	Net exposure
Doubtful loans	4,504	-3,040	1,464	3,995	-2,766	1,229	1,227
Substandard loans	4,323	-1,097	3,226	4,330	-1,196	3,134	3,126
Restructured loans	118	-31	87	124	-32	92	92
Past due loans	469	-17	452	754	-39	715	715
Non-performing loans	**9,414**	**-4,185**	**5,229**	**9,203**	**-4,033**	**5,170**	**5,160**
Performing loans to customers	**171,877**	**-1,083**	**170,794**	**164,617**	**-1,020**	**163,597**	**164,318**
Loans to customers	**181,291**	**-5,268**	**176,023**	**173,820**	**-5,053**	**168,767**	**169,478**
Net value of related fair value hedge derivatives	**55**	**-**	**55**	**17**	**-**	**17**	**17**
Fair value change of financial assets in hedged portfolios	**-2**	**-**	**-2**	**-**	**-**	**-**	**-**
Total	**181,344**	**-5,268**	**176,076**	**173,837**	**-5,053**	**168,784**	**169,495**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Total non-performing loans equalled 5,229 million euro, compared to the 5,170 million euro of the end of 2005. However, the incidence of non-performing loans on total loans to customers remained unchanged under 3%.
In particular, net doubtful loans totalled 1,464 million euro, compared to the 1,229 million euro of December 2005, also as a result of the transfer to doubtful loans of certain important corporate exposures. Nonetheless, the incidence on total loans was close to 0.8% only marginally higher than the 0.7% at the end of 2005, with a degree of coverage of approximately 67%.

Substandard loans recorded an almost 3% increase to 3,226 million euro, with an incidence on total loans to customers of approximately 1.8%, unchanged compared to the figure of December 2005, and a degree of coverage exceeding 25%, which, though slightly lower than at the end of 2005, is in any case sufficient to cover the intrinsic risk of this sort of portfolio. The rise in substandard loans resulted from the transfer to this loan category of a significant volume of loans previously classified as past due.
In fact, the latter, net, recorded a 37% decrease to 452 million euro, with an incidence on total loans to customers which dropped from over 0.4% of the end of 2005 to under 0.3%. Restructured loans showed a further erosion to 87 million euro, with respect to the 92 million euro at the end of 2005.
Risk implicit in performing loans is calculated collectively on the basis of the risk configuration of the entire portfolio analysed via models which consider the Probability of Default (PD) and the Loss Given Default (LGD) of individual loans.
Cumulated collective adjustments amounted to 1,083 million euro, marginally higher than the figure at the end of 2005, and represented an average percentage of over 0.6% of gross exposure related to performing loans to customers. Such cumulated provisions are unchanged with respect to December 2005, and are still deemed to be adequate to cover the risk of performing loans.

Customer funds

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Deposits	14,809	15,351	-542	-3.5	15,306
Current accounts and other	87,149	85,688	1,461	1.7	85,493
Other	6,349	3,739	2,610	69.8	4,377
Repurchase agreements	10,343	10,094	249	2.5	10,094
Due to customers	**118,650**	**114,872**	**3,778**	**3.3**	**115,270**
Securities issued	**75,111**	**72,335**	**2,776**	**3.8**	**72,320**
Direct customer deposits	**193,761**	**187,207**	**6,554**	**3.5**	**187,590**
Net value of related fair value hedge derivatives	**1,052**	**97**	**955**		**97**
Total	**194,813**	**187,304**	**7,509**	**4.0**	**187,687**
Indirect customer deposits	**293,926**	**287,800**	**6,126**	**2.1**	**287,800**
Customer deposits under administration	**488,739**	**475,104**	**13,635**	**2.9**	**475,487**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Direct customer deposits, including securities issued, reached 193,761 million euro, with a 3.5% growth rate on last December. Figures as at 30th June 2006 confirm customers' propensity for liquidity or, in any case, for short-term investments.
Deposits and current accounts, considered together, in fact increased by 1% on the figure at the end of December 2005 which had benefited from the rise, towards the end of the year, of deposits made by certain primary international clients.
Securities – certificates of deposit or structured or plain vanilla bonds – also increased (+3.8% to 75,111 million euro) due to the appreciation shown by the market for securities issued by the Group, even with reference to issues, senior and subordinated, underwritten by institutional investors. Lastly, repurchase agreements posted a moderate increase (+2.5%).
Including in the aggregate the net value of related fair value hedge derivatives, which is offset by fair value measurement of due to customers hedged (mainly securities issued), total customer deposits equalled 194,813 million euro, 4% higher than the figure of the end of the previous year.

Indirect customer deposits

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Individual portfolio management schemes	29,330	31,543	-2,213	-7.0	31,543
Bancassurance products	28,676	27,502	1,174	4.3	27,502
Total assets under management	**58,006**	**59,045**	**-1,039**	**-1.8**	**59,045**
Assets under administration and in custody	**235,920**	**228,755**	**7,165**	**3.1**	**228,755**
Indirect customer deposits	**293,926**	**287,800**	**6,126**	**2.1**	**287,800**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Indirect customer deposits registered, overall, a generalised rise to reach 294 billion euro, over 2% higher than the figure at the end of 2005.

The most significant component by far was assets under administration, which increased to 236 billion euro, with an approximately 3% growth rate, also as a result of the contribution of institutional customers.

Assets under management – which, after the closing of the well-known strategic agreement with the Crédit Agricole group, represents approximately 20% of indirect customer deposits – posted a contained erosion (-1.8%) compared to the figure at the end of 2005 that exclusively referred to portfolio management, while placement of bancassurance products again recorded a good rise (+4.3%).

Financial assets / liabilities held for trading

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Bonds and other debt securities	33,985	31,964	2,021	6.3	31,964
Equities and quotas of UCITS	3,865	3,056	809	26.5	3,056
Trading portfolio	**37,850**	**35,020**	**2,830**	**8.1**	**35,020**
Net value of debt securities derivatives and interest rate derivatives	123	-729	852		-767
Net value of currency derivatives	-46	-150	-104	-69.3	-112
Net value of equity derivatives and stock index derivatives	-684	-507	177	34.9	-507
Net value of credit derivatives	-	3	-3		3
Net value of trading derivatives	**-607**	**-1,383**	**-776**	**-56.1**	**-1,383**
Other liabilities held for trading	**-2,833**	**-3,819**	**-986**	**-25.8**	**-3,819**
Financial assets / liabilities held for trading	**34,410**	**29,818**	**4,592**	**15.4**	**29,818**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Financial assets/liabilities held for trading – recorded at fair value through profit and loss – comprise both debt securities (approximately 34 billion euro) and equities (approximately 4 billion euro) as well as the positive/negative value of trading derivatives.

The trading portfolio recorded an approximately 8% rise to 37,850 million euro mainly attributable to debt securities, which increased by over 6%, while equities, though with a lower absolute rise, posted a far more dynamic trend (+26.5%).

As concerns trading derivatives, which recorded a net negative value of 607 million euro, the most significant component referred to contracts on equities and stock indexes.

Financial assets available for sale

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Bonds and other debt securities	2,049	2,055	-6	-0.3	2,054
Equities and quotas of UCITS	57	36	21	58.3	36
Securities available for sale	**2,106**	**2,091**	**15**	**0.7**	**2,090**
Equity stakes	1,997	1,684	313	18.6	901
Private equity investments	315	291	24	8.2	1,074
Equity stakes available for sale	**2,312**	**1,975**	**337**	**17.1**	**1,975**
Loans available for sale	**410**	**314**	**96**	**30.6**	**314**
Financial assets available for sale	**4,828**	**4,380**	**448**	**10.2**	**4,379**
Net value of related fair value hedge derivatives	**-18**	**-33**	**-15**	**-45.5**	**-33**
Total	**4,810**	**4,347**	**463**	**10.7**	**4,346**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Financial assets available for sale totalled 4,828 million euro, with a 10.2% increase with respect to the figure of December 2005. The caption was constituted by debt securities and equities which are not held for trading purposes of 2,106 million euro practically stable on the figure at the end of 2005, mostly made up of securities included in the investment portfolio based on the former accounting principles and long-term securities in the portfolio of a vehicle company.
It also included equity stakes and private equity investments of 2,312 million euro, with a net rise of approximately 17%, which is the combined effect of an increase in both equity stakes and private equity investments.
Lastly, the caption included portions of syndicated loans to be placed with third parties, amounting to 410 million euro.
As is generally known, these assets are measured at fair value with recognition of changes in a specific valuation reserve under shareholders' equity.

Investments held to maturity

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Government securities	2,194	2,554	-360	-14.1	2,554
Bonds and other debt securities	285	256	29	11.3	256
Investments held to maturity	**2,479**	**2,810**	**-331**	**-11.8**	**2,810**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

The caption includes debt securities held by Group companies (mainly Eastern-European banks and among these, in particular, VUB), that the relevant holding entity has declared will be held to maturity. These almost entirely referred to Government securities. The approximately 12% contraction was due to the expiry of securities which reached maturity.

Investments in associates and companies subject to joint control

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Investments in associates and companies subject to joint control	1,704	1,653	51	3.1	1,645
Other	440	446	-6	-1.3	446
Investments in associates and companies subject to joint control	**2,144**	**2,099**	**45**	**2.1**	**2,091**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Investments in associates and companies subject to joint control, which are carried at equity, are recorded in the consolidated balance sheet for a total of 1,704 million euro, calculated based on the pro quota value of the associate's shareholders' equity increased by the eventual goodwill. The subcaption "other" includes the equity investment in the Bank of Italy which is stated at cost (433 million euro) in consideration of the peculiarity of the equity investment, together with few cases of controlled entities which, in consideration of their irrelevance and specific characteristics, are also stated at cost.

Net interbank position

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Loans	5,190	2,537	2,653		2,517
Deposits	-8,209	-6,311	1,898	30.1	-6,338
Net interbank position repayable on demand	**-3,019**	**-3,774**	**-755**	**-20.0**	**-3,821**
Loans	24,148	24,647	-499	-2.0	24,594
Deposits	-28,389	-25,449	2,940	11.6	-25,433
Net interbank position with notice period	**-4,241**	**-802**	**3,439**		**-839**
Net interbank position	**-7,260**	**-4,576**	**2,684**	**58.7**	**-4,660**
Net value of related fair value hedge derivatives	**50**	**60**	**-10**	**-16.7**	**60**
Total	**-7,210**	**-4,516**	**2,694**	**59.7**	**-4,600**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

At the end of June 2006 the net interbank position recorded an expansion in its negative balance, from 4.6 billion euro at the end of 2005 to 7.3 billion euro.
The rise, which occurred in the semester, is the combined result of a contraction in the debt balance of the "on demand" component and of a significant increase of the "with notice period" debt position. The higher overall debt balance must also to be considered in relation to the need to support the growth in loans to customers and the dynamic of trading activities.

Non-current assets held for sale and discontinued operations and related liabilities

As provided for by IFRS 5, assets and related liabilities, which no longer refer to continuing operations as they are undergoing disposal, are recorded in a specific caption. For 2005, these mostly refer to the sale of Banco Wiese Sudameris while in June 2006 the caption almost entirely referred to balance sheet aggregates of the Group's tax collection companies (Esa.Tri., E.Tr. Serit Rieti and Serit Terni) which have been included in discontinued operations, following the stipulation of the preliminary sale contracts with Riscossione S.p.A., as part of the reform of the tax collection system currently under way.

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Loans to customers	-	-	-		-
Investments in associates and companies subject to joint control	-	15	-15		15
Discontinued operations	1,063	3,701	-2,638	-71.3	2,831
Property and equipment	16	23	-7	-30.4	23
Other	-	-	-		-
Liabilities associated with non-current assets held for sale and discontinued operations	-1,010	-3,716	-2,706	-72.8	-2,963
Non-current assets held for sale and discontinued operations and related liabilities	**69**	**23**	**46**		**-94**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Allowances for specific purpose

In addition to cumulated provisions for Employee termination indemnities of 1,135 million euro, the caption included Allowances for risks and charges for a total of 1,721 million euro. The latter were practically stable with respect to the end of 2005 and for 316 million euro referred to pension funds, whilst the remaining portion (1,405 million euro) covered, as concerns the larger amounts, charges relative to legal disputes (369 million euro), revocatory actions (523 million euro), and other legal controversies (67 million euro), as well as charges related to personnel (100 million euro) and charges related to the sale of equity investments (134 million euro).

Shareholders' equity

The Group's shareholders' equity, including net income for the period, amounted to 16,832 million euro. It included valuation reserves of 968 million euro which for 348 million euro referred to legally-required revaluations recorded in the past based on specific laws and for 559 million euro derived from fair value measurement of financial assets available for sale and cash flow hedge derivatives. The remaining 61 million euro represented foreign exchange differences, of which 65 million euro referred to European subsidiaries which had adopted the euro as the local currency.

Valuation reserves

(in millions of euro)

	Valuation reserves as at 31.12.2005	Change in the period	Valuation reserves as at 30.06.2006
Financial assets available for sale	389	73	462
Property and equipment	-	-	-
Cash flow hedges	-39	136	97
Legally-required revaluations	345	3	348
Other	134	-73	61
Valuation reserves	**829**	**139**	**968**

Shareholders' equity for supervisory purposes

Shareholders' equity for supervisory purposes and related capital ratios were determined using the new instructions issued by the Bank of Italy which consider IAS/IFRS principles.

(in millions of euro)

Total capital and capital ratios	30.06.2006	31.12.2005
Tier 1 capital	15,725	15,096
Tier 2 capital	6,701	5,800
Items to be deducted	-1,444	-1,240
Total capital	**20,982**	**19,656**
Credit risks	14,274	13,760
Market risks	1,191	1,303
Tier 3 subordinated loans	-	-
Other capital requirements	137	140
Capital requirements	**15,602**	**15,203**
Excess capital	**5,380**	**4,453**
Risk-weighted assets	**195,025**	**190,038**
Capital ratios %		
Core Tier 1 / Total risk-weighted assets	7.25	7.10
Tier 1 / Total risk-weighted assets	8.06	7.94
Total capital / Total risk-weighted assets	10.76	10.34

Shareholders' equity for supervisory purposes amounted to 20,982 million euro, against risk-weighted assets of 195,025 million euro. The Total capital ratio equalled 10.76% of which 8.06% referred to Tier 1 capital. The ratio between Tier 1 capital net of preference shares and risk-weighted assets (Core Tier 1) equalled 7.25%.

The following table illustrates the reconciliation of the Parent Company's shareholders' equity and net income with consolidated shareholders' equity and net income.

(in millions of euro)

	Shareholders' equity	*of which net income as at 30.06.2006*
Parent Company's balances as at 30th June 2006	**14,569**	**1,641**
Effect of consolidation of subsidiaries subject to control and joint control	2,119	712
Effect of consolidation of subsidiaries carried at equity	9	79
Reversal of sale of subsidiaries, investments in associates and companies subject to joint control	-	-
Reversal of adjustments to subsidiaries, investments in associates and companies subject to joint control	2	2
Restatement of goodwill	-7	-
Dividends collected during the period	-	-918
Other	140	-40
Consolidated balances as at 30th June 2006	**16,832**	**1,476**

Breakdown of results by business area

In this chapter consolidated results are broken down by business area (the so-called primary segment foreseen by IAS 14).
Gruppo Intesa operates with a divisional, customer-oriented structure, made up of the following business areas: the Retail Division, the Italian Subsidiary Banks Division, the International Subsidiary Banks Division and the Corporate Division. The latter as of 1st January 2006 is considered together with Banca Intesa Infrastrutture e Sviluppo (B.I.I.S.), the new Group bank which absorbed the activities related to the public sector and to infrastructures. In consideration of the close proximity between the Corporate Division's operations and B.I.I.S. it was deemed advisable, in the comments which follow, to consider them as part of the same segment at least in the start-up phase of the new entity. Finally, the organisational structure is completed by the Central Structures which guarantee governance and control of the operating units.
The ***Retail Division*** operates with approximately 2,100 branches and over 25,000 employees serving approximately 6 million customers, consisting of Households, SMEs (with turnover up to 50 million euro) and Non-Profit Entities. The Retail Division is in charge of the Parent Company's traditional lending and deposit collecting activities and also the offer of i) private banking services, ii) bancassurance and pension products, iii) mutual funds, iv) industrial and consumer credit, v) financial leasing, as well as vi) management of electronic payment instruments.
The ***Italian Subsidiary Banks Division*** is constituted by the Italian subsidiary banks performing retail banking activities. They are medium-sized or small banks, with a markedly local vocation, that operate with approximately 950 branches and over 8,000 employees in close coordination with the Retail Division, pursuing the optimisation of commercial synergies by sharing the most important initiatives and serving approximately 1.7 million customers.
The ***International Subsidiary Banks Division*** provides directives, coordination and support to the subsidiaries abroad that mainly perform retail and commercial banking activities mostly in Central-Eastern Europe, in Croatia, Slovakia, Serbia, Hungary, Bosnia and Herzegovina and the Russian Federation. This involves approximately 5 million customers, which are served by 760 branches and approximately 15,000 employees in the Group.
The ***Corporate Division***, considered together with ***Banca Intesa Infrastrutture e Sviluppo***, manages a customer portfolio of over 18,000 large companies and financial institutions with a turnover exceeding 50 million euro, and operates through over 50 branches and with over 3,000 employees, with specific skills in mergers and acquisitions, structured finance, merchant banking, capital markets, global custody, and through the specialised network abroad made up of the Parent Company's branches and representative offices and of other Group companies performing corporate banking activities. The Division guarantees reference customers a global and integrated offer of products and services through both traditional territorial structures and IT channels and operates in close proximity with Banca Intesa Infrastrutture e Sviluppo, which is responsible for the integrated service offering to all the public and private entities involved in public expenditure.
As mentioned above, ***Central Structures*** are in charge of governance and control activities and also of treasury and strategic finance activities as well as of the management of the Parent Company's securities portfolio.

BUSINESS AREAS

(in millions of euro)

	30.06.2006					
	Retail Division	Italian Subsidiary Banks Division	International Subsidiary Banks Division	Corporate Division and B.I.I.S.[a]	Central Structures	Total
Net interest income	1,505	513	357	309	89	2,773
Dividends	1	11	-	6	-5	13
Profits (Losses) on investments carried at equity	70	-	-	-	9	79
Net fee and commission income	1,191	286	158	329	-119	1,845
Profits (Losses) on trading	1	28	80	280	142	531
Other operating income (expenses)	15	3	-3	16	-11	20
Operating income	**2,783**	**841**	**592**	**940**	**105**	**5,261**
Personnel expenses	-813	-260	-146	-139	-193	-1,551
Other administrative expenses	-528	-119	-124	-170	93	-848
Adjustments to property, equipment and intangible assets	-101	-14	-40	-29	-57	-241
Operating costs	**-1,442**	**-393**	**-310**	**-338**	**-157**	**-2,640**
Operating margin	**1,341**	**448**	**282**	**602**	**-52**	**2,621**
Goodwill impairment	-	-	-	-	-	-
Net provisions for risks and charges	-	-13	-3	-2	-39	-57
Net adjustments to loans	-260	-55	-45	-37	25	-372
Net impairment losses on other assets	-	-2	3	-1	-1	-1
Profits (Losses) on investments held to maturity and on other investments	-1	3	3	27	18	50
Income (Loss) before tax from continuing operations	**1,080**	**381**	**240**	**589**	**-49**	**2,241**

(in millions of euro)

	30.06.2006					
	Retail Division	Italian Subsidiary Banks Division	International Subsidiary Banks Division	Corporate Division and B.I.I.S.[a]	Central Structures	Total
Loans to customers	84,904	27,279	12,927	47,052	3,861	176,023
Due to customers	52,874	17,801	13,625	27,399	6,951	118,650
Securities issued	22,494	9,426	756	9,239	33,196	75,111
Net interbank position	-18,576	2,036	-823	-6,457	16,560	-7,260

[a] Banca Intesa Infrastrutture e Sviluppo

Retail Division

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	%
Net interest income	1,505	1,408	97	6.9
Dividends	1	-	1	-
Profits (Losses) on investments carried at equity	70	47	23	48.9
Net fee and commission income	1,191	1,152	39	3.4
Profits (Losses) on trading	1	4	-3	-75.0
Other operating income (expenses)	15	16	-1	-6.3
Operating income	**2,783**	**2,627**	**156**	**5.9**
Personnel expenses	-813	-809	4	0.5
Other administrative expenses	-528	-497	31	6.2
Adjustments to property, equipment and intangible assets	-101	-88	13	14.8
Operating costs	**-1,442**	**-1,394**	**48**	**3.4**
Operating margin	**1,341**	**1,233**	**108**	**8.8**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-	-	-	-
Net adjustments to loans	-260	-159	101	63.5
Net impairment losses on other assets	-	-	-	-
Profits (Losses) on investments held to maturity and on other investments	-1	-	1	-
Income (Loss) before tax from continuing operations	**1,080**	**1,074**	**6**	**0.6**

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	%
Loans to customers	84,904	81,160	3,744	4.6
Due to customers	52,874	52,650	224	0.4
Securities issued	22,494	23,927	-1,433	-6.0
Net interbank position	-18,576	-16,952	1,624	9.6

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

The Retail Division generated 51.1% of the Group's operating margin (53.3% as at June 2005) with an absorption of capital of 4,901 million euro equal to 41.8% (approximately 42% as at June 2005) and risk-weighted assets of 81.2 billion euro (41.6% of the total). Income before tax from continuing operations amounted to 1,080 million euro (+0.6% compared to June 2005). Contribution to this was given by a rise in operating income (+5.9% from 2,627 million euro to 2,783 million euro), counterbalanced by an increase in operating costs (+3.4%, from 1,394 million euro to 1,442 million euro) and higher net adjustments to loans (from 159 million euro to 260 million euro). As regards financial ratios, the cost/income ratio stood at 51.8%, with an improvement compared to 53% as at June 2005, benefiting from a notable rise in net income which absorbed the increase in operating costs. The Retail Division's EVA represented 64.4% of the Group's consolidated EVA and reached 492 million euro.

Considering the performance of a part of the Division, that is the aggregate of retail branches and SME branches, income before tax from continuing operations totalled 827 million euro with a 6.6% decrease with respect to the same period of the previous year. Such trend was affected by the strong increase in net adjustments to loans attributable not only to the transfer to doubtful loans of positions previously recorded as substandard loans, but also to the increase in the latter and to the inclusion in non-performing loans of loans past due by over 180 days.

Operating margin amounted to 1,041 million euro with an improvement of 38 million euro (equal to 3.8%) due to a substantial increase in operating income (approximately +87 million

euro equal to 3.8%) against a rise in operating costs (approximately +49 million euro equal to 3.8%). In particular, net interest income recorded a 5.2% improvement compared to June 2005, mainly due to the confirmation of the strong expansion of medium- and long-term loans, that registered a 13% growth rate in terms of average volumes. Demand for residential mortgages from retail customers continued to rise. Medium- and long-term loans registered again an expansion in the SME market with a 6.9% increase in average volumes compared to the same period of the previous year. Average volumes of direct customer deposits (current accounts and saving deposits) highlighted a 3.2% rise. A reduction was instead registered on bond issues, following the decision to offer customers different products with similar maturities (bancassurance products and mutual funds). Interest rates recorded a practical stability in the funding component, whilst on lending at the end of the first half interest rates rose and returned to the levels of June 2005. This had a positive effect on the statement of income due to the strong increase in medium- and long-term lending and the expansion in short-term funding.
The service sector recorded a 1.9% improvement on June 2005. This result was mainly due to the commissions related to the assets under management following the great success of the Intesa Garanzia Attiva fund and the Bancassurance products, characterised by higher value added with respect to the same period of the previous year. The other categories that registered a positive performance regarded corporate derivatives, that attracted renewed interest from customers, and credit and debit cards. With regard to the placement of bonds issued by third parties, activities were considerably reduced in favour of proprietary products, with consequent reduction of the contribution with respect to the same period of 2005. Operating costs registered a 3.8% increase compared to June 2005, particularly due to the expansion of the other administrative expenses.

As already outlined in the Executive Summary, in the first half of 2006, the ***Retail*** segment consolidated initiatives already undertaken in 2005 and focused on improving customer satisfaction levels, through both the differentiated and broadened range of offered products and the constantly-enhanced professionalism of the dedicated sales network. Therefore, the first half recorded the success of the *Intesa Rata Sicura* product range, which protects the holders of floating-rate mortgages from the risk of rising interest rates. Intesa Soluzioni Casa mortgages were further expanded with the introduction of *Intesa Mutuo Atipico*, which enables also temporary workers to finance the purchase of their first home conceding them – in case of proven temporary interruption of their job – to suspend the payment of up-to-six monthly instalments. Moreover, *Bonus Intesa*, the innovative saving programme which allows customers to easily and automatically save money on daily expenses, was further expanded. With regard to assets under management, the first half registered the excellent appreciation of *Intesa Garanzia Attiva*, the first mutual fund in Italy with guaranteed capital launched in mid-December 2005, and the launch of *Intesa Premium Power* and *CAAM Absolute*, the new mutual funds which meet customer needs in terms of transparency of the performance, offering a clear objective of total return to be achieved through flexible management. In the bancassurance segment the development of the Index Linked offer continued with the launch of 14 new issues. Within assets under administration, activities focused on the sale of structured bonds with guaranteed capital at maturity issued by third parties (Dexia and Mediobanca).
Important innovations were also made in the offer to ***Small business*** customers. In particular, *Intesa eBusiness*, Banca Intesa's solution for businesses which want to deploy the e-Commerce channel to expand their activities, was launched in February. Targeted actions were taken for particular types of customers, such as insurance agents, with *Conto Separato Agenti*, a product specifically defined considering the legislative changes under way. Tour operators adhering to the Intesa Vacanze initiative – Banca Intesa's personal loan which enables private individuals to finance their holidays – had a rising visibility on the Bank's website with a greater opportunity to expand their customer base.
In the ***Small and medium-sized enterprises*** segment certain important initiatives were launched in the first half, including *IntesaBrand*, for the funding of the brand and of marketing policies of the Italian SMEs, and *Soluzioni Intesa*, a package of products and non-financial services aimed at guaranteeing the best services and supplies at the most attractive conditions. Rating Advisory activities were further strengthened through *Intesa Basilea*, to support customers in adapting their financial structures to the new legislation and in identifying the most attractive initiatives. *Soluzioni per l'agricoltura* (solutions for agriculture) was launched, the

complete package of products and services tailored to meet the needs of agricultural companies and farmers, by proposing specific solutions for each production chain. Finally, the market appreciated the Eurofidi initiative, repeated after the success of 2005, which gave a further boost to medium- and long-term loans.
Specific initiatives were implemented in the ***Religious and Non-Profit Entities*** segment with the renewal of the offer system which touched all main operating areas of the segment: from current accounts to the new range of mortgages, from investments in Ethic funds to consultancy services.

The Retail Division is in charge of certain subsidiaries, the activities of which are strictly synergic with the Parent Company's sales network.
Asset management activities are performed through ***Banca Intesa Private Banking***, which closed the statement of income of the first half with positive results, which highlighted a strong trend in revenues, linked to the expansion of the customer base and of the relevant assets. The progress in operating income, in the net interest income component and the net fee and commission income component, both more than doubled with respect to the comparative figure, allowed to easily absorb higher growth-related operating costs. It must be recalled that in the first half of 2005 the gradual transfer to the new bank of the Parent Company's private customers was still under way and part of the charges, especially personnel expenses, rentals and accessory costs, were still recorded in Banca Intesa's statement of income. The aforementioned items led to a net income of 30 million euro, with a considerable rise compared to the 14.8 million euro of the first half of 2005. Balance sheet aggregates highlighted, in comparison to the 2005 balance sheet, a significant increase in intermediated volumes. Customer deposits increased in both the direct component (approximately +30% to 1.3 billion euro) and the indirect component (approximately +12% to 30.9 billion euro), and were invested in due from banks and loans to customers (for a total of 1.1 billion euro) and in the development of trading activities on the proprietary portfolio (0.4 billion euro), finalised to a more efficient management of liquid funds.

The network also distributes the supplementary pension funds of ***Intesa Previdenza***, which as at 30th June 2006, managed net assets of 1,245 million euro (+4.5% from the end of 2005), related for 729 million euro to open-end pension funds and for 516 million euro to closed-end funds. Within open-end pension funds, the rises in net funding mainly regarded PrevidSystem and Intesa MiaPrevidenza, whereas within closed-end funds, the highest contribution was given by the pension fund of Banca Intesa employees. The Company closed the statement of income for the first half with a net income of 0.8 million euro, with an increase compared to the 0.2 million euro of the first half of 2005, mainly as a result of higher commissions generated by the rise in assets which more than balanced the increase in operating costs mainly attributable to investments of administrative-procedural nature related to the new social security scenario.

Medium- and long-term lending activities are carried out through Banca Intesa Mediocredito and Banca CIS.
Banca Intesa Mediocredito posted a net income for the first half of 2006 of approximately 24 million euro, with a 17% reduction compared to as at 30th June 2005, which however had benefited from revenues related to the loan portfolio which was under disposal; excluding such revenues the drop would have been 5.5%. With regard to the contributions from the various operating areas, net operating incomes were overall in line (+0.1% to 95 million euro) with the figure of the first six months of the previous year, as a result of higher net interest income (+5.9%) and lower net fee and commission income (approximately -6%). Operating costs registered a significant contraction (approximately -12%), following the marked drop in personnel expenses, due to non-recurring items in the comparative figure. Instead, net adjustments to loans rose (approximately +18%) due to the transfer to doubtful loans of certain important positions. With regard to balance sheet aggregates, loans to customers evidenced a practical stability on the figure at the end of 2005 (-0.4% to 13,114 million euro), like interbank funding from the Parent Company (-0.4% to 11,319 million euro), which was the main source of funding.

Banca CIS closed the statement of income for the first half with a net income of 6.7 million euro, with a moderate decline from the 7.3 million euro of the first half of 2005, due to the

reduction in operating income, only partly offset by effective operating cost containment actions. More specifically, the decrease in operating income (-4.2%), attributable to the drop in net interest income (-4.9%), following the structural contraction in lending yields linked to the rebalancing of the portfolio, and the virtual stability of net fee and commission income (-0.6%), were only partly absorbed by the attentive control of operating costs (-3.9%), leading to a 4.4% drop in operating margin. Finally, net adjustments to loans were higher compared to the first half of 2005. Balance sheet aggregates highlighted loans to customers at 1,374 million euro (+6.5% with respect to as at 31st December 2005) and interbank funding at 1,058 million euro (+1.1%), which was the main source of funding.

In the first half of 2006, ***Intesa Leasing*** stipulated, through the network of Group banks, 8,318 new contracts, with a progress, – compared to the same period of 2005 – in terms of new investments (approximately +31%) against a virtual stability in terms of number of operations (-0.2%). The company is ranked in third position among operators in the sector, with an almost 8% market share.
As at 30th June 2006, loans to customers reached 7,639 million euro (approximately +12% on December 2005). The statement of income closed with a net income for the first half of 13.2 million euro, up by approximately 16% on the first six months of the previous year.

Setefi, the company specialised in management of electronic payment systems, performs the duties of acquirer for retailers, issues proprietary credit cards and manages the Moneta cards for Group banks. The company uses its own network of POS terminals and is in charge of the e-money system through the management of the Monetaonline site. The statement of income of 2006 closed with a net income for the first half of 13.6 million euro, up by approximately 4% with respect to the same period of the previous year. Setefi further expanded its activity, with an approximately 14% increase in total transaction volumes in the twelve months. The number of directly-issued and managed cards rose to 3.8 million while proprietary and third-party POS terminals rose to approximately 125,000.

The Division's operating margin also benefited from commissions for the distribution of ***Intesa Vita*** insurance products placed through the branch network. Intesa Vita is a subsidiary of the Generali group and is consolidated by Gruppo Intesa with the equity method. The statement of income as at 30th June 2006 closed with a net income, determined according to IAS/IFRS, of approximately 118 million euro, after having collected gross premiums of approximately 3,300 million euro. As at 30th June 2006, Intesa Vita's technical insurance reserves were close to 26 billion euro, while shareholders' equity equalled 1,592 million euro.
Finally, a contribution to the results achieved by the Division came from the consumer credit activities performed through ***Agos***, the joint venture established with Crédit Agricole, that registered a net income for the first half of 30 million euro, in line with that of the first period of the previous year.

Italian Subsidiary Banks Division

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %
Net interest income	513	459	54	11.8
Dividends	11	10	1	10.0
Profits (Losses) on investments carried at equity	-	-	-	-
Net fee and commission income	286	263	23	8.7
Profits (Losses) on trading	28	43	-15	-34.9
Other operating income (expenses)	3	6	-3	-50.0
Operating income	**841**	**781**	**60**	**7.7**
Personnel expenses	-260	-249	11	4.4
Other administrative expenses	-119	-115	4	3.5
Adjustments to property, equipment and intangible assets	-14	-14	-	-
Operating costs	**-393**	**-378**	**15**	**4.0**
Operating margin	**448**	**403**	**45**	**11.2**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-13	-28	-15	-53.6
Net adjustments to loans	-55	-54	1	1.9
Net impairment losses on other assets	-2	-	2	-
Profits (Losses) on investments held to maturity and on other investments	3	15	-12	-80.0
Income (Loss) before tax from continuing operations	**381**	**336**	**45**	**13.4**

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %
Loans to customers	27,279	25,472	1,807	7.1
Due to customers	17,801	17,373	428	2.5
Securities issued	9,426	8,849	577	6.5
Net interbank position	2,036	2,289	-253	-11.1

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

The Italian Subsidiary Banks Division enhanced its economic results with an approximately 8% increase in operating income, that at 841 million euro represented 16% of the Group's consolidated operating income. Operating costs, at 393 million euro, led to an operating margin of 448 million euro (approximately +11%), corresponding to a cost/income ratio of 46.8% (ex 48.4%). Also income before tax from continuing operations registered an appreciable rise to 381 million euro (+13.4%).

Cassa di Risparmio di Parma e Piacenza closed the statement of income for the first half of 2006 with a net income of almost 121 million euro, approximately 20% higher than the figure for the first half of 2005. A significant contribution to this result was given by the rise in net interest income (+18%), which benefited from the progress in intermediated volumes, coupled with the positive performance of net fee and commission income (approximately +7%) driven by the positive results of bancassurance activities and by non-interest income. The reduction in profits on trading was instead attributable to the inclusion in the comparable figure of non-recurring profits generated by the sale of securities. The overall rise in operating income (approximately +6%), which more than balanced the increase in operating costs (+3.9%), linked to the expansion and development of operations, was supplemented by the positive effects of lower adjustments to loans (-31%) and of the return to more contained levels of provisions for risks and charges. As to balance sheet figures, both loans to customers and direct customer

deposits increased compared to as at 31st December 2005 (respectively approximately +7% to 12,547 million euro and approximately +4% to 13,019 million euro). Also indirect customer deposits registered a rise (+4.4% to 27,560 million euro).

Banca Popolare FriulAdria closed the statement of income for the first half of 2006 with a net income of 30.1 million euro, up by 3.7% with respect to the first half of 2005, with the following widespread rises in all main operating income components (overall up by 15.6%): i) net interest income (approximately +13%), due to higher intermediated volumes, ii) net fee and commission income (+7.5%), with particular reference to the placement of insurance products, and iii) profits on trading (9.9 million euro, *ex* 4.2 million euro). These trends easily absorbed both higher operating costs (+4.4%) and higher net adjustments to loans required by the deterioration of an important position. Balance sheet aggregates highlighted rises, compared to the end of 2005, both in loans to customers (+5.7% to 3,955 million euro) and, to a greater extent, in direct customer deposits (+10.7% to 3,390 million euro), which reflected a significant increase in bond issues. Also indirect customer deposits registered a rise (+0.8% to 5,183 million euro).

In the first six months of 2006 ***Banca di Trento e Bolzano*** recorded overall positive results, though with a slight reduction compared to the first half of 2005, due to the lower contribution given by trading activities. Net income amounted to 8.4 million euro against the 8.7 million euro as at June 2005. Despite lower profits on trading, operating income rose on the comparative figure (+1.6%) due to the higher contributions from the other operating areas. More specifically, net interest income rose by 4.4% due to higher intermediated volumes, while net fee and commission income recorded an approximately 17% progress. These results allowed to adequately offset higher operating costs (+7%) linked to the bank's expansion. Also net adjustments to loans registered a rise, due to the increase in substandard loans. Balance sheet figures highlighted rises in both loans to customers (+5.9% to 2,020 million euro) and direct customer deposits (+4% to 1,736 million euro), which benefited from the contribution of new treasury services. Also indirect customer deposits registered a significant increase (+11.5% to 2,195 million euro).

Cassa di Risparmio di Biella e Vercelli closed the statement of income for the first half of 2006 with a net income of 15.5 million euro, with an approximately 11% rise on the corresponding figure of 2005. This result was determined by the positive performance of operating income (+10.4%) and stemmed from the increase in net interest income (+5.5%), mostly in the customers and securities component, and in net fee and commission income (+10%), also due to the contribution of portfolio management and credit and debit cards segments. Instead, profits on trading received the contribution of the capital gain generated by the sale of an equity investment. The moderate rise in operating costs, mainly attributable to higher administrative expenses, and higher net adjustments to loans led to a 4.4% increase in income before tax from continuing operations. With regard to balance sheet figures, loans to customers recorded a contained reduction from December 2005 (-1.6% to 2,287 million euro), whereas direct customer deposits confirmed a recovery (+1.7% to 2,297 million euro). Indirect customer deposits stood at 3,135 million euro against 3,248 million euro as at the end of 2005.

The Saving Banks in Central Italy, united under the control of ***Intesa Casse del Centro***, highlighted an overall rise in operating income both in net interest income, which still represented the main source of revenues, and in net fee and commission income that further increased. With regard to costs, after the severe containment policy enacted in the last few years, a moderate increase was recorded as a consequence of the start-up of a new phase of expansion and implementation of new projects. Also net adjustments to loans and provisions for risks and charges rose.

In short, the Saving Banks, considered on a single basis, registered the following net incomes: Cassa di Risparmio di Viterbo, 8.4 million euro (-30%), Cassa di Risparmio di Ascoli Piceno, 8.9 million euro (-3.2%), Cassa di Risparmio di Terni e Narni, 8.2 million euro (+9%), Cassa di Risparmio di Rieti, 8 million euro (+14%), Cassa di Risparmio di Foligno, 5.7 million euro (+6%), Cassa di Risparmio di Spoleto, 5.2 million euro (+13%), Cassa di Risparmio di Fano, 5.7 million euro (+16%) and Cassa di Risparmio di Città di Castello, 3.3 million euro (+75%). Compared to

December 2005, main aggregate balance sheet figures showed an improvement in loans to customers, which reached 6.5 billion euro with an approximately 12% growth rate, a contained progress in direct customer deposits at 6.7 billion euro and a virtual stability in indirect customer deposits which firmly stood at approximately 5.6 billion euro.

International Subsidiary Banks Division

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %
Net interest income	357	328	29	8.8
Dividends	-	-	-	-
Profits (Losses) on investments carried at equity	-	-5	-5	
Net fee and commission income	158	126	32	25.4
Profits (Losses) on trading	80	73	7	9.6
Other operating income (expenses)	-3	-9	-6	-66.7
Operating income	**592**	**513**	**79**	**15.4**
Personnel expenses	-146	-127	19	15.0
Other administrative expenses	-124	-111	13	11.7
Adjustments to property, equipment and intangible assets	-40	-37	3	8.1
Operating costs	**-310**	**-275**	**35**	**12.7**
Operating margin	**282**	**238**	**44**	**18.5**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-3	1	-4	
Net adjustments to loans	-45	-50	-5	-10.0
Net impairment losses on other assets	3	4	-1	-25.0
Profits (Losses) on investments held to maturity and on other investments	3	4	-1	-25.0
Income (Loss) before tax from continuing operations	**240**	**197**	**43**	**21.8**

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %
Loans to customers	12,927	11,947	980	8.2
Due to customers	13,625	12,696	929	7.3
Securities issued	756	640	116	18.1
Net interbank position	-823	-1,098	-275	-25.0

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Positive results were also achieved by the Group entities operating in markets outside Italy, which find in the Eastern-European Countries, characterised by high growth rates, the most attractive development opportunities. The Division, which is in charge of international subsidiaries, recorded a positive trend. Operating income rose by over 15% to 592 million euro and represented over 11% of the Group's consolidated operating income. The programmed increase in operating costs to 310 million euro (+12.7%) was linked to the expansion of activities and of the operating network in the various areas where the Group is active. Therefore, operating margin improved by 18.5% to 282 million euro, with a cost/income ratio of 52.4% (ex 53.6%). Income before tax from continuing operations rose by approximately 22% to 240 million euro.

Gruppo Intesa operates in Central-Eastern Europe with the fourth largest Hungarian bank (Central-European International Bank), the second largest Croatian bank (Privredna Banka Zagreb), the second largest Slovakian bank (Vseobecna Uverova Banka), the second largest bank in Serbia (Banca Intesa Beograd) and with the fifth largest bank in Bosnia and Herzegovina (UPI Banka). Gruppo Intesa is also present in the Russian Federation with KMB Bank.

The ***Central-European International Bank (CIB)*** group registered a net income for the first six months of 2006 of 50.5 million euro, 15% higher than the figure of the first half of 2005,

following a generalised increase in all main income components, overall up by approximately 12%. In particular, the rise in net interest income (+6.3%), which benefited from higher intermediated volumes, was coupled with the substantial progress of net fee and commission income (approximately +21%), driven by current accounts and credit and debit cards. Also profits on trading highlighted a rise (approximately +13%). As to charges, the rise in operating costs, which was however moderate (approximately +5%), was directly connected to the expansion in operations, with the opening of new branches and with the increase in the number of employees. Also higher net adjustments to loans reflected the strong expansion of lending. Balance sheet aggregates evidenced, compared to as at 31st December 2005, a rise in loans to customers (+3.4% to 4,963 million euro), in direct customer deposits (approximately +2.7% to 3.251 million euro) and in indirect customer deposits (approximately +5% to 4,054 million euro).

The ***Privredna Banka Zagreb (PBZ)*** group registered a net income for the first half of 2006 of 70 million euro, with an increase (+27% on the first half of 2005) determined, to a significant extent, by the positive performance of net interest income (+7.4%) and, above all, by net fee and commission income (approximately +26%), driven by the expansion of credit cards. The reduction in profits on trading (approximately -8%) did not prevent operating income from registering a rise exceeding 11%, which was capable of adequately covering higher operating costs (approximately +8%) linked to the opening of new operating units and to the rise in the number of employees. Instead, net adjustments to loans registered a considerable reduction. Balance sheet figures highlighted a significant progress in loans to customers (approximately +15%), mainly directed to the retail market, and in indirect customer deposits (approximately +19%), also due to the positive performance of the asset management segment. Also direct customer deposits recorded a rise (+3.4%).

The ***Vseobecna Uverova Banka (VUB)*** group posted a net income of 54 million euro, with an approximately 11% increase on the first half of 2005, attributable to the good performance of operating income (+26%), due to the positive trend of all its main components: i) net interest income (+8%), ii) net fee and commission income (+35%), and iii) profits on trading (+44%). Higher operating income was only partly absorbed by the significant rise in operating costs (+17%) related to the expansion of operations and to the strengthening of the structure. Adjustments to loans decreased substantially (-29% to 6.3 million euro). Balance sheet items showed a slight rise in loans to customers compared to December 2005 (+0.8% to 2,282 million euro) and a significant increase in direct customer deposits (approximately +11% to 5,200 million euro). Indirect customer deposits instead slightly decreased (-1% to 1,291 million euro).

Banca Intesa Beograd closed the period with a net income of 16 million euro, in line with the result of the first six months of 2005. The significant rise in operating income (approximately +15%), attributable to the performance of net interest income and net fee and commission income, was, to a large extent, absorbed by the substantial increase in operating costs, linked to the organisational effort, currently under way, to strengthen the territorial presence and to broaden the range of products offered to customers. Instead, net adjustments to loans decreased. Balance sheet figures highlighted rises, compared to the end of 2005, in both loans to customers (from 504 million euro to 621 million euro) and direct customer deposits (from 725 million euro to 874 million euro).

KMB Bank, the other recent acquisition of the Group, is a leading bank in lending and leasing activities for small enterprises in the Russian Federation, even if its business plan sets the objective of expanding activities also in the retail segment. In the first half of 2006, the bank further expanded its operations, in terms of both number of customers and intermediated volumes. The statement of income closed with a net income of 3.3 million euro (*ex* 1.3 million euro), with an increase determined, to a significant extent, by net interest income and by net fee and commission income. Operating costs resulted higher, following the significant rise in the bank's operations. As to balance sheet figures, loans to customers reached 460 million euro (*ex* 372 million euro) whereas direct customer deposits rose to 270 million euro (*ex* 191 million euro).

The newly-acquired ***UPI Banka***, the fifth largest bank in Bosnia and Herzegovina in terms of total assets, closed the first half of 2006 with a net income of 1.2 million euro, up by approximately 37% on the comparative figure, in relation to the positive performance of operating income (approximately +30%), in both the net interest income component (+34%), which benefited from a rise in volumes, and the net fee and commission income component (approximately +24%). These positive results allowed to absorb the rise in operating costs (approximately +8%), linked to the expansion plans. Main balance sheet aggregates highlighted, compared to the 2005 balance sheet, a rise in loans to customers (approximately +8% to 119 million euro) and a consolidation of direct customer deposits (+0.3% to 187 million euro).

Corporate Division and Banca Intesa Infrastrutture e Sviluppo

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %
Net interest income	309	307	2	0.7
Dividends	6	3	3	
Profits (Losses) on investments carried at equity	-	-	-	-
Net fee and commission income	329	334	-5	-1.5
Profits (Losses) on trading	280	184	96	52.2
Other operating income (expenses)	16	16	-	-
Operating income	**940**	**844**	**96**	**11.4**
Personnel expenses	-139	-131	8	6.1
Other administrative expenses	-170	-164	6	3.7
Adjustments to property, equipment and intangible assets	-29	-33	-4	-12.1
Operating costs	**-338**	**-328**	**10**	**3.0**
Operating margin	**602**	**516**	**86**	**16.7**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-2	-5	-3	-60.0
Net adjustments to loans	-37	-66	-29	-43.9
Net impairment losses on other assets	-1	-2	-1	-50.0
Profits (Losses) on investments held to maturity and on other investments	27	-	27	-
Income (Loss) before tax from continuing operations	**589**	**443**	**146**	**33.0**

(in millions of euro)

	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %
Loans to customers	47,052	44,768	2,284	5.1
Due to customers	27,399	26,575	824	3.1
Securities issued	9,239	9,983	-744	-7.5
Net interbank position	-6,457	-4,339	2,118	48.8

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

The Corporate Division closed the first half of 2006 with an operating income of 940 million euro (equal to 18% of the Group's consolidated figure), up by 96 million euro with respect to the same period of the previous year (+11.4%). This result, which was determined by the commercial effort made by all of the Division's business units servicing customer relations, was particularly appreciable in a context in which competitiveness in the reference market considerably increased and greatly eroded credit spreads. The Division's intermediated volumes evidenced a good growth from the beginning of the year, confirming the continuation of the recovery in operations that started already in the last few months of 2005. This development was mainly attributable to lending activities, together with a substantial growth in funding activities, particularly on the Mid Corporate segment. In fact, loans to customers registered an increase (approximately +5%), resulting from the progress recorded by the corporate segments: i) a significant rise in activities outside Italy for Large Corporates and in the domestic network for Mid Corporates, mainly attributable to investment banking operations, ii) a virtual stability in the loans linked to structured finance operations, and iii) a good growth in operations with public entities and companies.
Also due to customers rose (approximately +3%) favoured, in particular, by the trend in funding from Mid Corporates and Financial Institutions.
Net interest income (309 million euro) was in line with the corresponding period of the previous year (+0.7%). This result was driven by the positive contribution of operating volumes, which

effectively contrasted the erosion of the mark-up, determined by both the rise in market rates and the context characterised by a high offer of credit. Furthermore, the aggregate of net interest income was affected by a higher funding cost (linked to the management of the securities portfolio related to the capital market and merchant banking segments) following the rise in interest rates and the increase in volumes; excluding these effects the change on the first half of 2005 would be 7%. Net fee and commission income, which totalled 329 million euro, was practically in line with the corresponding period of the previous year (-1.5%). It must be noted that the comparison is affected by the collection, in the first half of 2005, of higher revenues (totalling 15 million euro) linked to extraordinary corporate operations, particularly in the Large Corporate segment. Excluding such commissions, the change would be +3.2%. However, with regard to the various segments, a drop was evidenced in the economic returns linked to transaction service activities (cash & securities services) on Financial Institutions. Trading activities registered a good performance (totalling 280 million euro) benefiting, especially in the first quarter, from the capital gains generated by the valuation of the Fiat and Parmalat equity investments. Operating costs recorded a slight rise (+3%), from 328 million euro of June 2005 to 338 million euro of the first half of 2006. This rise was related both to administrative expenses (+3.7%), connected to the increase in the services provided by Group entities, following the expansion of activities with customers, and to personnel expenses (+6.1%). Operating margin rose to 602 million euro, with a 16.7% rise compared to the same period of 2005. Income before tax from continuing operations reached 589 million euro (+33%), in particular as a result of the reduction in net adjustments to loans (-43.9%), determined by a strategy aimed at expanding operating volumes while maintaining the portfolio's contained risk profile. The Corporate Division absorbed 29% of Group capital, unchanged compared to the first half of 2005 (28%). In absolute terms, the capital absorbed rose as a result of the development of corporate loans granted in the period. However, higher capital absorption was broadly balanced by the evolution of net income which determined an improvement in value creation of +132 million euro, thus contributing for 33% to consolidated EVA (against 20% of the same period of the previous year). Noteworthy was the further decline by approximately 3 percentage points of the cost/income ratio (from approximately 39% of June 2005 to approximately 36%).

The Corporate Division's activities include four business departments:

- *Corporate Relations Department*, which manages the relations with Italian and international Large and Mid Corporates (with turnover exceeding 50 million euro), and also coordinates the relevant commercial operations performed through the branches abroad;
- *Investment Banking Department*, which includes Structured Finance and M&A advisory;
- *Financial Institutions Department*, which is responsible for the relations with Italian and international financial institutions, for the management of transactional services related to payment systems, custody and settlement of securities as custodian and correspondent bank;
- *Merchant Banking Department* which operates in the private equity area also through the company Private Equity International (PEI).

The Corporate Division is also responsible for the coordination of the branches abroad, of the representative offices and of the companies Société Européenne de Banque, Intesa Bank Ireland and Zao Banca Intesa. Lastly, also Banca Caboto and Intesa Mediofactoring are included in the Corporate Division.

As already mentioned, ***Banca Intesa Infrastrutture e Sviluppo (BIIS)*** operates in close coordination with the Corporate Division. In the semester, BIIS continued to provide support to the public sector, as formerly done by the Parent Company's State and Infrastructures Department, as a separate legal entity. Various important operations were concluded in the period, including: i) in favour of the development of infrastructures, the funding of works for the realisation of the Roman Interport at Fiumicino; ii) in support of health and public utility services, the collection of health receivables towards Regions (the securitisation operations named 'Atlantide 3' for the Lazio Region and 'D'Annunzio' for the Abruzzo Region), the revolving financing of health receivables of the Molise Region's pharmacies; iii) project finance in favour of the solution of the environmental emergency in Sicily through the construction of systems for the disposal and thermovaluation of urban waste; iv) in support of urban projects and of projects for the territorial development, the project finance for the realisation of the

international tourist port of 'Marinara' at Marina di Ravenna; v) in support of the financial balance in the public sector, the completion of the securitisation of real estate properties owned by the State (operation named 'Patrimonio Uno'), the restructuring of the debt of the Pavia Province and of the Veneto Region, the continuation of BOC multi-issues of the Cities of Treviso, Brescia, Lecce and Potenza.
The statement of income for the first half, compared with the pro forma figures of the first half of 2005, confirmed the significant increases in margins set out in the Business Plan. Operating income rose by 68.6% to approximately 47 million euro, due to the generalised rise in income, including net interest income for 26.8 million euro, net fee and commission income for 18.7 million euro and profits on trading for 1.2 million euro. Operating costs increased from 18.7 to 20.5 million euro (+9.3%), characterised, on the one hand, by the foreseen rise in personnel expenses (+35.8%), after the hiring of new specialised resources, on the other hand, by the reduction in other administrative expenses (-2.8%), even if certain cost items were not included in the comparative figure since directly referred to the establishment of the bank. Consequently, operating margin exceeded 26 million euro, almost tripling the figure of the first six months of 2005. Net income, amounting to approximately 129 million euro, received the contribution of income after tax from discontinued operations for 113 million euro, derived from the dividend collected from the subsidiary E.Tr. which, as already said, is under disposal. As to main balance sheet aggregates, loans to customers and financial assets available for sale, amounting to 7,747 million euro, improved (+13.9%) compared to the beginning of the period, despite the slowdown in operations due to both the changed political situation and seasonal effects. Breakdown by contract type showed the prevalence of mortgages and loans (69.2%) and of equity underwriting (25.1%). Breakdown by counterparty showed that the most important segment was related to Public Entities and Administrations (66%) and Large Corporates involved in infrastructure works (15%). Direct customer deposits rose to 1,172 million euro (+22.6%), while the net interbank position was negative and totalled 6,010 million euro, with an 8.8% increase on the figure as at 1st January 2006.

BIIS is in charge of the activities of the Group's tax collection companies ***E.Tr.*** and ***Esa.Tri.*** Their financial statement figures were recorded, as already mentioned in the chapter related to the Consolidation area, under non-current assets held for sale and discontinued operations, following the signature of the preliminary contract for the sale of the equity investments to Riscossione S.p.A. within the reform of the tax collection system currently under way. With effect as of 1st October 2006 the system of assigning the national tax collection service to concessionaires will be suppressed and transferred to the Revenue Agency, which will operate through the company Riscossione S.p.A. The latter, within 30th September 2006, will purchase a minimum 51% stake in the capital of the tax collection companies currently owned by private shareholders and, within 31st December 2010, the remaining shares so as to hold the entire capital. The whole price paid by Riscossione S.p.A. to the current shareholders of the tax collection companies must be reinvested in shares of Riscossione S.p.A., that may be sold to third parties – with pre-emption rights in favour of public shareholders – after two years from the purchase. The current concessionaires will retain the right to continue tax collection activities within the local fiscal system. The Boards of Directors of Banca Intesa and BIIS already expressed favourable opinion on the acceptance of the offer made by Riscossione S.p.A. for the acquisition of up to 100% of the shares directly or indirectly held in the tax collection companies and also decided not to proceed to the spin-off of the operations related to the management of local fiscal activities. The relevant preliminary sale contract was signed in June.
As concerns operations, tax collection subsidiaries benefited in the semester from the possibilities conceded by Law 248 of 2nd December 2005, i.e. the reactivation of administrative custody and the simplified distraint procedure, that gave a new boost to the actions of concessionaires and its effects were evident in the amount of taxes collected in the period. E.Tr. closed the first half with a net income of 79.7 million euro (approximately 62 million euro without the adoption of IAS/IFRS) while Esa.Tri. recorded a net income of approximately 35 million euro (33 million euro without the adoption of IAS/IFRS).

With regard to the customer segments managed by the Corporate Relations Department, projects were initiated according to the Business Plan, aimed at strengthening the corporate segment through greater focus on the products addressed to the Mid Corporate segment and rising attention to cross-selling potential especially in the capital markets, structured finance and

trade finance segments. In presence of a market rising for mid-corporates and stable for large corporates, the switch from short-term loans to medium- and long-term loans continued, in both the segments, though with a lower intensity with respect to the first quarter of the year, and with a more marked trend for the large Corporate segment. The process aimed at reducing the portfolio's risk profile continued, with a contraction in absolute terms of the assets characterised by higher risk, with positive impact on the absorption of capital and, consequently, on the creation of value. During the first half market share was recovered in the Mid Corporate segment and in international corporates and the leadership in all main turnaround programmes at the national level was consolidated. Also the number of deals concluded in the structured finance and investment banking areas progressively increased: during the first half of 2006 over fifty operations were concluded. The new model, coupled with the launch of products specifically designed to support internationalisation (IntesaExport) and innovation (IntesaNova), allowed to strengthen the Bank's positioning in the corporate sector and to contribute to the development of Italian companies in the international markets.

Within the ***Investment Banking Department***, structured finance activities were characterised in the semester by the closing of important operations in all main sectors. In the project finance segment, five important operations were implemented, with primary roles, in the following sectors: i) energy (the expansion of a petrochemical complex in Kuwait and the funding of the development of an oil&gas field in the Philippines), ii) shipping (China Ocean Shipping Company and D'Amico International), and iii) telecom (the financing, by a consortium of private equity funds, of the acquisition of the Danish TDC). The leveraged & acquisition finance segment finalised the structuring and disbursement of credit facilities in support of the acquisition of important corporate groups (Giochi Preziosi, Arena, Seves) by private equity funds, as well as for the acquisition of Esaote by a syndicate of investors. Other operations were related to the structuring of credit facilities in favour of the Intercos, Stroili, Avio and Same Deutz-Fahr groups, as well as in favour of highly-leveraged entities in relation to corporate finance, leverage buyout or medium-term refinancing transactions. With regard to the real estate segment, during the period, Banca Intesa consolidated its leadership in both advisory and lending activities, analysing loans for 1.5 billion euro and structuring, as Mandated Lead Arranger, credit lines for approximately 800 million euro. The Bank also implemented the securitisation of part of the debt deriving from the conclusion of the funding of the real estate fund Patrimonio Uno, promoted by the Ministry of Economy and Finance with assets from Public entities and State-owned companies. Another securitisation referred to the second *tranche* of health receivables of the Abruzzo Region. The Bank continued, through the Duomo Funding company, warehousing activities, which enable customers, with modalities similar to those used in securitisations, to privately fund the accumulation of a credit portfolio to the size capable of allowing the subsequent placement in bond markets. In parallel to the development of the activities related to the subscription of medium-term loans, Banca Intesa continued to operate in the syndication sector taking to the market important operations with the role of Sole Bookrunner and Joint Bookrunner. Within the M&A sector, during the first half, consultancy activities related to acquisitions and sales of companies and equity investments were performed on the basis of mandates given by selected customers in the Mid Corporate segment and by Banca Intesa Infrastrutture e Sviluppo. Particular attention was paid to the support of companies involved in growth through acquisitions, as well as to privatisation and merger programmes in the utilities sector.

Within the ***Financial Institutions Department***, various initiatives were undertaken with the aim of broadening the customer base which is offered global custody and fund services.

Again for the purpose of meeting customer internationalisation needs, attention was focused on the core business of selling products and cash services to the network of foreign and Italian correspondents. Marketing actions continued, in coordination with Group's foreign and domestic subsidiaries, aimed at increasing payment flows in a context of synergy and higher competitiveness of the Group. Within international payments, Banca Intesa registered a further rise in the interchange of payments confirming the constantly upward trend of the last few years. With regard to transactional services in the securities area, new multi-party clearing solutions were developed, in addition to the traditional product for securities settlement reserved to customers operating in the Italian markets. A new service was launched for fiscal representation and administrative outsourcing on Italian securities dedicated to foreign depositaries. As correspondent bank, further market shares were acquired by promoting Banca Intesa's service quality and know-how in the foreign funds industry. Finally, the Bank maintained

its leadership for market share in foreign trade settlements, since it offered a complete range of products, from simple payments to Structured Export Finance.
The main deals closed in the period by the ***Merchant Banking Department*** include the sale of the equity investment in ISB (the owner of Cantiere del Pardo and Dufour) with simultaneous partial investment in the new-owner company, the sale of the equity investment in Fincantieri, the listing on the Star market of Bolzoni and the sale of part of the equity investment, the acquisition of 5% of the Sigma Tau company, one of the main national pharmaceutical operators, and the acquisition of 100% of Esaote, leading player in the biomedical equipment sector, by a group of financial investors and the company's management, in which Banca Intesa acted as organiser and lead investor. Furthermore, an agreement was reached with NH Hotels, one of the main European hotel operators, listed on the Madrid stock exchange, for the development of a project in the Italian hotel sector, with the subscription of a capital increase and the subsequent acquisition of a 49% stake in the capital of NH Italia. Finally, noteworthy was the launch of a new initiative specialised in the mezzanine financing sector in collaboration with a primary private group, with the objective of becoming the first domestic operator in this interesting sector. As at 30th June 2006 the Department's overall portfolio (direct and through the subsidiary Private Equity International) amounted to over 2.5 billion euro, made up of 49 equity investments in addition to investments in funds.

Also Banca Caboto and Intesa Mediofactoring are included in the Corporate Division.
In the first half of 2006, ***Banca Caboto***'s activities on the primary markets were characterised by two important issues in the *corporate* (Fiat and Fidis) and public ("Patrimonio Uno") sectors, as well as by important equity placements, including SARAS, EEMS and Bolzoni. Notwithstanding the unfavourable market context as of mid May, Banca Caboto acted as joint bookrunner for the Piaggio's IPO, concluded in July. In the secondary and derivatives markets increases were recorded in the revenues from the fixed-income segment and specifically from interest rate derivatives. Also the results achieved in equity intermediation (with a market share of 5.3% on the MTA) recorded a rise compared to the period under comparison. The distribution of interest rate derivatives instruments through the Parent Company was characterised by a strong rise in intermediated volumes, whilst the financial institutions segment registered a subdue market trend.
In this context, operating income equalled 113 million euro, with an approximately 7% increase with respect to the 106 million euro of the first half of 2005; this rise was mainly attributable to profits on trading. Operating costs, at 72 million euro, showed a physiological increase on the semester under comparison but were lower than those recorded in the last two quarters of 2005. Net income of 33 million euro (24 million euro in the semester under comparison) reflected the improvement in operating margin and was not affected by the negative effects of the non-operating components which had penalised the first half of 2005.

The Corporate Division is also responsible for ***Intesa Mediofactoring***, which closed the first half with satisfactory operating and economic results. Turnover recorded an approximately 11% increase compared to the first quarter of 2005. With regard to the statement of income, the comparison with the first half of 2005, which had benefited from the revenues linked to the acquisition of the business branch from Faber Factor, evidenced positive changes in net interest income (+1.1%) and net fee and commission income (approximately +1%), which allowed to entirely absorb higher operating costs (approximately +3%). Net income for the period (22.1 million euro) was virtually in line with the first half of 2005 (+0.3%).

Lastly, as already-mentioned the Corporate Division is also responsible for the operations of the following three foreign banks:
Société Européenne de Banque continues to operate with success in the Luxembourg financial market, mainly in support of corporate customers as well as in the private banking and mutual fund management areas. In the first half of 2006 the company recorded a net income of 8.7 million euro, with an approximately 4 million euro increase on the corresponding period of the previous year, as a result of the good performance of net interest income and the contained level of operating costs.

Intesa Bank Ireland, the Group bank operating in Ireland mainly in wholesale banking and trading in financial markets, registered a positive economic performance, with operating income

considerably higher than in the first half of the previous year. This was supplemented by the effects of the effective operating costs containment action, which contributed to the significant rise of net income (8.2 million euro against the 6.3 million euro of the first half of 2005).

Zao Banca Intesa, the bank established to assist Italian enterprises operating in the Russian market and those interested in operating there, offering commercial and financial services to corporate customers, closed the first half of 2006 virtually at breakeven, against the contained loss recorded in the comparison period, which had been more heavily influenced by the costs related to the strengthening of its operating structures.

Central structures

The Central Structures are responsible not only for governance and control, but also for treasury and strategic finance activities and the proprietary portfolio.

Within ***treasury*** activities, in the first half of 2006 Banca Intesa maintained its leadership in domestic and cross-border payment systems in euro, slightly increasing the levels of activities in terms of volumes, with market shares stable at the levels of the previous year. In line with initial programmes, activities continue for the implementation of the new Eurosystem's gross settlement system "TARGET2", where the Bank, which plays an important pilot role in the national field, will be called to make the first connectivity tests starting from the middle of next year. Also with regard to the "ABACO" project (Attivi BAncari COllateralizzati), the Bank continued the internal developments on the basis of the technical-operating specifications recently supplied by the Bank of Italy. The objective is to adhere to this important initiative from inception (January 2007), in support of a better management of liquidity and of infra-day settlements.

In the first half of 2006, net requirements of short-term liquidity remained at levels not far from those of the previous year. The Bank further increased the diversification of short-term funding sources in particular by satisfying the market's rising interest, in the US and Europe for the global commercial paper programme, the outstanding of which approached the maximum plafond of 7 billion dollars in the first days of May. For the purpose of allowing a further expansion of this short-term funding source compared to others, always in a context of diversification, the Bank decided to raise the overall plafond to 10 billion dollars and to proceed to apply for the assignment of the STEP certification (Short Term European Paper) by ACI/FBE (the Financial Markets Association/European Banking Federation) for the European part of the programme. The Bank intended to be among the first issuers acquiring this important certification which will guarantee a high level of transparency and could increase the number of investors interested in the issues.

The fear of higher inflation led the central banks in the main markets to proceed towards a progressive monetary tightening with a consequent rise in volatility, which generated interesting trading opportunities on the short-term yield curve and determined a significant rebalancing of global assets in financial markets. In the Government securities segment, this determined for the first half a progressively upward trend of market yields on the European curve, as well as a marked widening of asset swap spreads. To face this trend, strategies were privileged to contain the portfolio's duration and to broaden basis risk on asset swaps. The overall position in covered bonds was virtually unchanged, also in a context of prudent risk-reward management.

In the first half of 2006, the ***proprietary portfolio*** increased and, at the same time, also asset allocation by category and strategy was opportunely modified.

In the second quarter of the year the credit market had a fluctuating trend, characterised by a strong first phase which led to a considerable narrowing of credit spreads and by a second phase characterised by their progressive widening, due to the weakness of equity markets. In this context, the Bank reduced the credit-risk positions, in particular those in corporate bonds and, through the use of credit derivatives, protected the portfolio with hedging purchases by means of credit default swaps on the main European credit indexes.

In the first half of the year, equity markets, after having continued their upward trend till mid May, sharply returned to the levels of the beginning of the year for fear of inflation in America and of consequent further interest rate rises decided by the Fed. Moreover, the high volatility in the prices of the main raw materials and the still very unstable international geopolitical scenario contributed to raise the risk premium implicit in equity investments. In this context, the Bank succeeded in preserving a good portion of the result achieved in the first months through appropriate hedging operations with futures and options on indexes and single securities.

In the fixed-income market, the trend observed in the second quarter of the year confirmed the foreseen rise in yields in the US and European markets, with strong changes in volatility that made the management of the portfolios' sensitivity very costly. Emerging Countries' markets continued to show a considerable strength leading to continuously-decreasing spreads, which touched all-time bottoms in the first week of May and then evidenced a strong correction of all markets considered more at risk. The rise in volatility which characterised the markets in the second quarter of the year was marginally reflected in the area of the structured credit products without corporate risk as underlying. The structure of the European Asset Backed Securities segment proved very solid even in this context of high volatility. Demand from specialised investors prevented pressures on spreads even in moments of higher market weakness. In

particular, in the ABS primary market, a systematic imbalance between demand and supply continued to be registered in favour of the former. The European Collateralised Debt Obligation segment continued to concentrate on operations related to Leveraged loans and, more sporadically, to corporate loans present in the balance sheet of the originator. The American CDO market, more mature and articulated, was characterised by greater diversification in underlying *collateral* and this was also reflected in higher spreads. In this context, the Bank maintained a very contained risk profile, with a long position on European ABS concentrated, for approximately 90%, on the AAA class and investments in CDOs were of limited amount and confined to *tranches* with the maximum rating and to the most conservative asset categories. Moreover, long positions at risk in Super Senior (AAA+) *tranches* of CDO were reduced.

With regard to *Asset & Liability Management* activities, as is generally known, the management of interest rate and liquidity risks is charged to the Finance and Treasury Department, while strategic ALM and monitoring of the aforementioned risks are under the responsibility of the Risk Management Department.

Interest rate risk is measured in terms of sensitivity of market value of positions against changes in the yield curve at various maturities. Exposure to interest rate risk is maintained at modest levels: even significant movements in the yield curve generate virtually negligible variations. Structural liquidity risk is managed by monitoring cash flows at maturity. The analysis of medium- and long-term mismatching drives the decisions on bond issues.

With regard to ***funding activities***, in the first half of 2006, the total amount of Banca Intesa's bond issues placed in the domestic market amounted to over 1 billion euro, with a prevalence of the component consisting of plain vanilla securities (approximately 74% of the total) and a concentration on 2/3-year maturities (65% of the total).

In international markets, the issue of Notes related to the EMTN programme reached 5.2 billion euro (58% in public issues and the remaining in private placements), with a net prevalence of between 5 and 10 year maturities. Floating-rate bonds represented the most of the placed securities (65%), while fixed-rate bonds represented 19% and "structured" issues 16% of all operations in the semester. 96% of issues was denominated in euro. On 30th June 2006, with Regulation 7th July 2006, Banca Intesa launched its first Extendible Notes issue for an amount equal to 3 billion US dollar for US institutional investors. This is a floating-rate issue with an initial maturity of 13 months, for which each month investors have the right of extending, up to five years, the maturity of the notes. It is the largest single *tranche* issue ever made by Banca Intesa and also the largest inaugural issue of *Extendible Notes* made by an Italian issuer.

The Parent Company Banca Intesa

General aspects

Banca Intesa's Reclassified statement of income and Reclassified balance sheet as at 30th June 2006, respectively compared to as at 30th June 2005 and as at 31st December 2005 restated on a consistent basis to consider changes occurred is provided hereafter. In particular, as already indicated in the Annual report 2005, as of 1st July 2005, Banca Intesa was transferred the investment banking and capital market activities of the subsidiary Banca Caboto as well as the middle and back office activities and IT support of Nextra Investment Management SGR. Moreover, as already mentioned in the Consolidated report as at 31st March 2006, the contribution of a business branch for a net amount of 340 million euro to Banca Intesa Infrastrutture e Sviluppo came into effect as of 1st January 2006. The spin-off referred to assets and juridical relations relative to the pre-existing State and Infrastructures Department of the Parent Company as well as to personnel dedicated to managing relations with the Public Administration and companies operating in the realisation of infrastructures. Following such contribution, which mostly referred to loans to customers and due to customers (respectively approximately 6,600 million euro and approximately 960 million euro), Banca Intesa, sole shareholder, was attributed 340,000,000 shares of the new bank. Lastly, Intesa Gestione Crediti and Magazzini Generali Fiduciari Cariplo were merged in Banca Intesa as of 1st June 2006, but with accounting effects from the beginning of the year. The mergers were aimed at rationalising the Group's legal entities following the completion of the strategic projects which involved the two companies.

To permit a consistent comparison of statement of income and balance sheet figures as at 30th June 2006, in the comments below reference is made to comparative figures restated to consider the effects of the aforementioned operations, and reclassified as already illustrated in the comments to consolidated results. For completeness, in addition to consistent comparative figures, reclassified forms and detailed tables also contain figures as at 30th June 2005 and as at 31st December 2005 as published in the respective Reports. The effects of the company transactions described above are not considered in Banca Intesa's financial statements drawn up according to the forms defined by the Bank of Italy and published as an attachment to the present volume.

Banca Intesa's statement of income as at 30th June 2006 closed with a net income of 1,641 million euro, almost doubled with respect to the 839 million euro of the first half of 2005. The significant increase was mostly attributable to the dividend paid by Intesa Holding Asset Management, in relation to the sale, at the end of last year, of 65% of Nextra Investment Management SGR (now CAAM SGR S.p.A.) to the Crédit Agricole group, transaction already illustrated in detail in the Annual report 2005. Excluding this dividend, which was non-recurring in both nature and amount and the related tax impact, net income would have highlighted an approximately 12% increase with respect to the first half of 2005.

Reclassified statement of income

(in millions of euro)

	30.06.2006	30.06.2005 restated [*]	Changes amount	Changes %	30.06.2005
Net interest income	1,555	1,536	19	1.2	1,572
Dividends	930	262	668		262
Net fee and commission income	1,186	1,193	-7	-0.6	1,203
Profits (Losses) on trading	303	128	175		142
Other operating income (expenses)	87	72	15	20.8	36
Operating income	**4,061**	**3,191**	**870**	**27.3**	**3,215**
Personnel expenses	-1,021	-1,006	15	1.5	-1,014
Other administrative expenses	-575	-571	4	0.7	-554
Adjustments to property, equipment and intangible assets	-165	-153	12	7.8	-154
Operating costs	**-1,761**	**-1,730**	**31**	**1.8**	**-1,722**
Operating margin	**2,300**	**1,461**	**839**	**57.4**	**1,493**
Net provisions for risks and charges	-40	-118	-78	-66.1	-122
Net adjustments to loans	-215	-143	72	50.3	-151
Net impairment losses on other assets	-1	-8	-7	-87.5	-11
Profits (Losses) on investments held to maturity and on other investments	44	35	9	25.7	37
Income (Loss) before tax from continuing operations	**2,088**	**1,227**	**861**	**70.2**	**1,246**
Taxes on income from continuing operations	-447	-398	49	12.3	-404
Income (Loss) after tax from discontinued operations	-	10	-10		-
Net income	**1,641**	**839**	**802**	**95.6**	**842**

[*] Figures restated on a consistent basis

The reclassified statement of income for the first half of 2006, set out in the table, highlighted **operating income** – made up of revenues, costs and valuation effects on ordinary operations - amounting to 4,061 million euro, with an approximately 27% growth rate with respect to the consistent figure for the first half of 2005, in relation to the already-mentioned higher contribution of the caption dividends. Excluding the non-recurring portion of the caption, operating income would record an approximately 5% rise.
Breakdown by component of net interest income, 1,555 million euro, showed a slight increase on the figure for the first half of 2005 (+1.2%), as a combined effect of the diverse contributions of the single components. More specifically, net interest income with customers recorded a rise which reflected the positive trend, in terms of both volumes and spread, registered by the retail segment and a lower contribution of corporate customers, in relation to the interest rate trend in the segment. Also investments in financial activities rose, while interest on interbank relations decreased. The cost of funding via securities showed an expansion, also considering differentials on hedging derivatives, ascribable to both higher funds raised with this contract type and the rise in interest rates.
Lastly, net interest income includes fair value adjustments in hedge accounting, positive for 6 million euro (*ex* 15 million euro), that reflects the imbalance of positive and negative variations in the fair value of hedging derivatives and the relevant assets and liabilities hedged.
Dividends (930 million euro), as already mentioned, made a significant contribution to overall results, mostly as a result of the dividend distributed by IHAM (704 million euro) on the gain realised from the sale of Nextra. Other significant distributed dividends referred to Intesa Mediofactoring (40 million euro), FriulAdria (33 million euro), Intesa Private banking (30 million euro), Setefi (23 million euro) and Intesa Leasing (20 million euro).
Net fee and commission income (-0.6% to 1,186 million euro) was in line with the first half of the previous year and was characterised by a practical stability of both the component referred to commercial banking activities and to management, dealing and consultancy. The latter included commissions on the placement of insurance products that continued to increase, and dealing commissions which was stable due to the success in placement of new products, such as Intesa Garanzia Attiva, a mutual fund with guaranteed capital, which almost offset the lower contribution of placement of third party bond issues.

Instead, *profits (losses) on trading*, which includes profits, losses and valuation effects on disposal of financial assets held for trading or available for sale, as well as dividends related to securities classified in such categories, highlighted, with 303 million euro, a considerable increase with respect to the 128 million euro of the first half of 2005, mostly ascribable to the positive trend of interest rate activities and to the stable contribution of equities. More specifically, interest rate activities generated a positive contribution of 33 million euro (*ex* -108 million euro) in part attributable to the recovery of a portion of credit risk adjustment on derivatives following lower volumes, while the contribution of equities – which includes the effects of disposal as well as valuation of certain equity stakes classified as held for trading – was stable at 182 million euro. Conversely, continuing the trend already evidenced in the previous quarter, decreases were recorded by profits on foreign exchange activities, though with far lower absolute values, (21 million euro, *ex* 38 million euro) while credit derivatives increased (28 million euro, *ex* -1 million euro). Profits on trading also include the recognition to the statement of income of profits and losses realised on financial assets available for sale and financial liabilities, which totalled 39 million euro (*ex* 16 million euro), mostly relative to the sale of private equity investments.

Other net operating income – which, in the reclassified statement of income, does not include the recoveries of expenses and taxes and duties, directly deducted from administrative expenses - amounted to 87 million euro (*ex* 72 million euro). The most significant amounts which make up the caption referred, among income, to consideration for services rendered td Group companies (84 million euro) and, among expenses, to amortisation of leasehold improvements (10 million euro).

The moderate rise in **operating costs**, which totalled 1,761 million euro (+1.8%), referred to personnel expenses and, to a lower extent, to administrative expenses. More specifically, personnel expenses posted a moderate increase (+1.5% to 1,021 million euro), as a result of lower costs due to the reduction in average headcount and higher charges mainly related to the provisions of the new national labour contract and to the wider use of atypical contracts. Administrative expenses (+0.7% to 575 million euro) recorded a modest increase – continuing the trend of the previous year – in relation to higher growth-related expenses. In presence of an overall downward trend in other expense captions, information technology, advertising and promotional expenses and training expenses increased, while especially general structure costs decreased. The rise recorded by adjustments to property, equipment and intangible assets (approximately +8% to 165 million euro) reflected the increase in investments. On a quarterly basis, operating costs was slightly higher than the average of the previous quarters.

The trends of operating income and costs described above led to an **operating margin** of 2,300 million euro (approximately +57%). Excluding non-recurring income, operating margin would record an approximately 9% rise, while the relative cost/income ratio would be approximately 52%, improved by almost 2 points with respect to the first half of 2005.

Income before tax from continuing operations, at 2,088 million euro, highlighted an approximately 70% progress (approximately +13% net of non-recurring income). The figure was net of *net provisions for risks and charges* of 40 million euro, down with respect to the comparative figure (approximately -66%), due to the lower provisions required to adequately cover risks connected to legal disputes under way. Instead, *net adjustments to loans* rose up by approximately 50% to 215 million euro. More specifically, considering the various non-performing loan categories, net adjustments referred to: doubtful loans for 119 million euro, substandard loans for 75 million euro, restructured loans for 3 million euro, and loans past due by over 180 days for 6 million euro. Collective measurement of performing loans, determined adjustments for 31 million euro, which permit to maintain a congruous coverage of performing loans. Lastly, valuation effects on *guarantees and commitments* was positive for 19 million euro. In the first half of 2005 net adjustments totalled 143 million euro.

Income before tax from continuing operations also reflected *net impairment losses on other assets* (1 million euro) as well as *profits on investments held to maturity and on other investments* (44 million euro), almost entirely made up of gains on sale of real estate (42 million euro); the caption includes net effects of disposal and valuation of equity investments (2 million euro).

After the registration of a tax charge of 447 million euro, *Net income* – as already illustrated above – highlighted, with 1,641 million euro, a growth rate exceeding 95% on the first half of 2005, which would in any case stand at approximately +12% excluding non-recurring income.

Reclassified balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Financial assets held for trading	37,059	38,776	-1,717	-4.4	38,892
Financial assets available for sale	2,910	2,575	335	13.0	2,771
Investments held to maturity	-	-	-		-
Due from banks	42,093	41,046	1,047	2.6	35,725
Loans to customers	107,091	104,022	3,069	3.0	110,567
Equity investments	11,888	11,798	90	0.8	11,568
Property, equipment and intangible assets	1,774	1,875	-101	-5.4	1,873
Tax assets	2,206	2,337	-131	-5.6	2,258
Non-current assets held for sale and discontinued operations	-	-	-		-
Other assets	3,758	4,165	-407	-9.8	4,151
Total Assets	**208,779**	**206,594**	**2,185**	**1.1**	**207,805**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Due to banks	34,429	33,141	1,288	3.9	33,182
Direct customer deposits	139,805	136,885	2,920	2.1	137,862
Financial liabilities held for trading	10,559	14,061	-3,502	-24.9	14,136
Tax liabilities	1,019	457	562		437
Liabilities associated with non-current assets held for sale and discontinued operations	-	-	-		-
Other liabilities	6,349	5,611	738	13.2	5,728
Allowances for specific purpose	2,049	2,207	-158	-7.2	2,209
Share capital	3,613	3,596	17	0.5	3,596
Reserves	7,860	7,794	66	0.8	7,794
Valuation reserves	1,455	1,297	158	12.2	1,297
Net income	1,641	1,545	96	6.2	1,564
Total Liabilities and Shareholders' Equity	**208,779**	**206,594**	**2,185**	**1.1**	**207,805**

(*) Figures restated on a consistent basis

Main balance sheet aggregates, compared to the corresponding figures as at 31st December 2005, restated on a consistent basis as described above, highlighted **loans to customers** of 107,091 million euro, up by approximately 3%. The rise reflected the diverse trends recorded by the various contract types which make up the aggregate. More specifically, mortgages continued to grow, confirming the trend showed for some time (47,757 million euro, +6.5%), and at the end of the first half of 2006 represented almost 45% of total loans to customers. Also advances and other loans rose (41,514 million euro, +7.5%) mostly as a result of hot money transactions of considerable amount. Such trends more than offset the decline in current accounts (approximately -12% to 12,621 million euro). Decreases were also recorded by repurchase agreements (1,196 million euro, approximately -45%) while securities underwritten at the time of issue for the purpose of financing the issuer (954 million euro, *ex* 795 million euro) increased, though from far lower absolute values.

Including value of related fair value hedge derivatives connected to loans to customers, which as at 30th June amounted to 34 million euro (*ex* 23 million euro), as well as the fair value change of assets in hedged portfolios (-2 million euro as at 30th June 2006), the overall growth of total loans to customers would be 3%, whereas it would increase to approximately 4% excluding the lower contribution of repurchase agreements, which typically have a financial nature.

As regards loan quality, non-performing loans amounted to 3,049 million euro and highlighted, considered together, a 136 million euro decrease (-4.3%). More specifically, breakdown of this caption showed an increase in substandard loans (from 612 million euro to 733 million euro) ascribable to the inclusion of certain retail positions as well as to certain corporate positions previously classified as substandard. Substandard loans recorded a modest rise (from 2,113 million euro to 2,188 million euro) deriving from the transfer of positions previously recorded in loans past due, which posted a considerable drop with respect to the figure of the end of 2005 (from 460 million euro to 119 million euro). As at 30th June restructured loans amounted to 9 million euro.

As to performing loans (104,042 million euro, +3.2%), collective provisions of 492 million euro, determined based on the risk configuration of customers, guaranteed a 0.47% coverage (0.54% net of repurchase agreements and loans to subsidiaries). A further 107 million euro covered off-balance sheet risks.
Also **direct customer deposits**, 139,805 million euro, highlighted a progress with respect to the figure at the end of 2005 (+2.1%). Breakdown by contract type was as follows: current accounts recorded a moderate decline (-1.9% to 71,750 million euro), repurchase agreements an increase (approximately +31% to 6,472 million euro), securities issued rose significantly (+4.6% to 59,600 million euro), especially due to the higher recourse to such funding by branches abroad.
Including in the aggregate the net value of related fair value hedge derivatives, which as at 30th June 2006 amounted to 1,015 million euro (224 million euro at the end of 2005), total customer deposits would highlight a 2.7% rise.
The significant increase in **indirect customer deposits**, up by 2.8% to 209,477 million euro, was entirely ascribable to assets under administration (+4% to 181,079 million euro), which highlighted considerable contributions by institutional customers in addition to the growth, though more contained, of the retail segment. Assets under management – which, after the closing of the agreement with Crédit Agricole, represented less than 14% of total indirect customer deposits – posted instead a decrease with respect to the figure at the end of 2005 (-4% to 28,398), since the persisting growth of bancassurance products was not sufficient to offset the reduction in individual portfolio management schemes, which were still affected by the transfer of positions to Intesa Private Banking.
Financial assets held for trading, which comprise debt securities and equities held for trading, net of liabilities, totalled 26,500 million euro, with a 7.2% increase with respect to the end of 2005. The figure includes debt securities (26,497 million euro) and equities (1,659 million euro), that overall highlighted a positive change (+1.3%) determined by higher inventories of branches abroad (+9.6%). The fair value of debt securities and equities was positive whereas derivatives (-630 million euro, -40.5%) and other financial liabilities held for trading (-1,026 million euro, -49%) presented negative net values.
Financial assets available for sale totalled 2,910 million euro, 13% higher than the figure at the end of 2005, and comprised equity investments of 1,769 million euro (+16.2%), private equity investments of 312 million euro (+8.3%) and debt securities and equities amounting to 419 million euro (approximately –7%). Lastly, the caption also included 410 million euro (ex 314 million euro) of loans, attributable to portions of syndicated loans destined to be placed with third parties.
Equity investments, that amounted to 11,888 million euro, comprised controlling equity stakes for 9,945 million euro and associates or jointly controlled equity stakes for 1,595 million euro. The caption includes, in consideration of its peculiarity, the equity investment in the Bank of Italy, amounting to 348 million euro. The net increase with respect to the consistent figure as at 31st December 2005 (+90 million euro) was mainly ascribable to three new private equity investments (approximately 160 million euro), in addition to the aforementioned acquisition of 35% of Credit Agricole Asset Management SGR (25 million euro) and of the further stake in Banca CIS (80 million euro). Among decreases, in addition to the mergers of Intesa Gestione Crediti (-83 million euro) and Magazzini Generali (-24 million euro), the most significant amounts referred to the disposals of Lazard (-78 million euro) and International Sailing Boats (-38 million euro).

CREDIT RISKS

QUALITATIVE INFORMATION

As regards information relative to the credit granting process and credit risk methodologies, instruments and analysis – with particular attention to the development of the "internal rating based advanced method" – please refer to the description contained in the Annual report 2005.

QUANTITATIVE INFORMATION

The following table shows non-performing and performing exposures to customers, broken down by business units.

(in millions of euro)

	30.06.2006			31.12.2005 restated (*)		
	Gross exposure	Total adjustments	Net exposure	Gross exposure	Total adjustments	Net exposure
Retail Division						
Doubtful loans	2,766	-1,693	1,073	2,308	-1,411	897
Substandard loans	2,737	-562	2,175	2,471	-546	1,925
Restructured loans	71	-18	53	94	-26	68
Past due loans	328	-14	314	601	-32	569
Performing loans	81,719	-449	81,270	78,107	-406	77,701
Italian Subsidiary Banks Division						
Doubtful loans	463	-311	152	420	-280	140
Substandard loans	376	-98	278	368	-93	275
Restructured loans	35	-10	25	30	-6	24
Past due loans	55	-3	52	90	-5	85
Performing loans	26,953	-181	26,772	25,124	-176	24,948
International Subsidiary Banks Division						
Doubtful loans	379	-318	61	361	-322	39
Substandard loans	462	-120	342	455	-127	328
Restructured loans	-	-	-	-	-	-
Past due loans	2	-	2	3	-	3
Performing loans	12,705	-183	12,522	11,736	-159	11,577
Corporate Division						
Doubtful loans	741	-594	147	593	-498	95
Substandard loans	620	-227	393	879	-325	554
Restructured loans	12	-3	9	-	-	-
Past due loans	84	-	84	60	-2	58
Performing loans	46,632	-194	46,438	44,261	-200	44,061
Central Structures						
Doubtful loans	155	-124	31	313	-255	58
Substandard loans	128	-90	38	157	-105	52
Restructured loans	-	-	-	-	-	-
Past due loans	-	-	-	-	-	-
Performing loans	3,868	-76	3,792	5,389	-79	5,310
Loans to customers	**181,291**	**-5,268**	**176,023**	**173,820**	**-5,053**	**168,767**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

MARKET RISKS

QUALITATIVE INFORMATION

As to qualitative aspects – relative, among other things, to the use of internal models for regulatory reporting of capital absorption, indicators and simulation methodologies used for the analysis of the risk profile of the trading book and the banking book, as well as risk hedging activity – please refer to the information provided in the Annual report 2005.

QUANTITATIVE INFORMATION ON THE TRADING BOOK

Breakdown of capital at risk

Quantitative information indicated hereafter refers to the trading book subject to market risks. In the following paragraphs the market CaR is estimated by summing up VaR and simulations on illiquid parameters for the trading books of Banca Intesa and Banca Caboto; the Group's market risk is concentrated mainly in the books of these two entities.

Evolution of capital at risk

In the first half of 2006 market risks originated by Banca Intesa and Banca Caboto were practically stable: capital at risk was on average equal to 39 million euro in the first quarter and 38.3 million euro in the second quarter of 2006. Capital at risk is estimated summing up historical VaR (99% confidence level and one-working day holding period), DGV VaR of structured equity portfolios of Banca Caboto in London (99% confidence level and one-working day holding period), and risk simulations of the alternative investments portfolio and of other illiquid parameters (mainly correlation and inflation).

Daily capital at risk (CaR) of the trading portfolio for Banca Intesa and Banca Caboto [a]

(millions of euro)

	minimum 2nd quarter 2006	maximum 2nd quarter 2006	average 2nd quarter 2006	average 1st quarter 2006	average 4th quarter 2005	average 3rd quarter 2005	average 2nd quarter 2005	average 1st quarter 2005
Banca Intesa	28.0	41.0	34.4	36.1	30.6	29.7	18.8	14.5
Banca Caboto	3.2	4.8	3.9	2.9	3.0	2.3	2.1	2.3
Intesa and Caboto	**32.1**	**44.9**	**38.3**	**39.0**	**33.6**	**32.0**	**20.9**	**16.8**

[a] The table sets out on every line past estimates of daily capital at risk calculated on the quarterly historical time-series respectively of Banca Intesa and Banca Caboto; the estimate of minimum and maximum values for Banca Intesa and Banca Caboto is calculated using aggregate historical time-series and therefore does not correspond to the sum of the individual values in the columns.

The analysis of breakdown of risk profile in the second quarter of 2006 with regard to the various factors showed the prevalence of equity risk for both Banca Intesa and Banca Caboto (67% and 46% of overall CaR, respectively). For Banca Intesa Credit Default Swaps (CDS) in the trading book highlighted in the second quarter an average VaR equal to 1.5 million euro.

Contribution of risk factors to overall CaR [a]

2nd quarter 2006	Shares	Funds	Rates	Credit spread (*)	Foreign Exchange	Other Parameters
Banca Intesa	67%	13%	14%	4%	1%	1%
Banca Caboto	46%	-	15%	11%	-	28%
Intesa and Caboto	**65%**	**11%**	**14%**	**5%**	**1%**	**4%**

[a] The table sets out on every line the contribution of risk factors considering 100% the overall capital at risk, calculated as the average of daily estimates in the quarter broken down between Banca Intesa and Banca Caboto and indicating the distribution of overall capital at risk.

(*) Inclusive for Banca Intesa of spread VaR of trading CDS, except spread VaR of bonds.
Inclusive for Banca Caboto of spread VaR of cash CDS strategies.

Changes in capital at risk

The trend recorded by capital at risk in the first half of 2006 was mainly due to exposure to equity risk stemming from strategic investments, that was affected by negative stock market trends in May. However, the decrease in period-end risk reflected the partial disposal of the stake in Abn Amro Real, as provided for by contractual terms, due to the exercise of the 2nd *tranche* of the put option. Banca Intesa's interest rate component was stable on average. Banca Caboto's risk increased in the second quarter of 2006 following higher equity market volatility.

Evolution of market risks - daily capital at risk



million euro
50
45
40
35
30
25
20
15
10
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Banca Intesa + Banca Caboto
Banca Intesa only

QUANTITATIVE INFORMATION ON THE BANKING BOOK

Sensitivity analysis

As regards Banca Intesa's banking book, the sensitivity of interest margin over 12 months to considerable changes in interest rates (+/- 100 basis points) was in line with asset expansion and the upward trend recorded by reference interest rates, as shown by the following table.

(in millions of euro)

	On-balance sheet		Off-balance sheet		Total sensitivity	% sensitivity
	on demand	maturity	hedging	trading		
+100 basis points	-51.3	312.2	-141.6	58.7	178.0	5.73%
-100 basis points	75.6	-312.2	141.6	-58.7	-153.7	-4.94%

Also breakdown of capital by repricing dates highlighted the practical elimination of interest rate risks.

Figures referred to interest rate risk on Banca Intesa's banking book represented approximately 75% of exposures referred to the entire Gruppo Intesa.

Capital profile by repricing dates




40,000
30,000
20,000
10,000
0
-10,000
-20,000
-30,000
-40,000
-50,000
million euro
on demand
1 month
2 months
3 months
6 months
1 year
2 years
3 years
5 years
7 years
10 years
15 years
20 years
30 years
over
no sensitivity
Cash Positions
Hedging derivatives
Total gap banking book

The analysis of the medium- and long-term subset, broken down by time buckets, confirms the effectiveness of the hedging policy adopted to cover interest rate risk generated by commercial banking activities.


Medium-long term sensitivity (+1 basis point)
million euro
2.50
2.00
1.50
1.00
0.50
0.00
-0.50
-1.00
-1.50
-2.00
-2.50
1 month
2 months
3 months
4 months
5 months
6 months
9 months
12 months
2 years
3 years
5 years
7 years
10 years
12 years
15 years
20 years
25 years
30 years
Off-balance sheet
On-balance sheet
Total sensitivity

LIQUIDITY RISK

QUALITATIVE INFORMATION

For the illustration of the liquidity risk management processes and measurement methods please refer to the description provided in a specific chapter of the Notes to the consolidated financial statements of the Annual report 2005.

QUANTITATIVE INFORMATION


Weekly net exposure on the interbank market
million euro
2,000
0
-2,000
-4,000
-6,000
-8,000
-10,000
-12,000
-14,000
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06

The graph above shows the trend of net cumulated exposure for seven days on the interbank market. Average exposure in the last twelve months amounted to approximately 6.2 billion euro and does not present any particular trend in the period under observation. Such exposure is the combined effect of treasury activities in Milano and in the branches abroad.

Spreads in asset swaps of Banca Intesa benchmark issued



100
90
80
70
60
50
40
30
20
10
0
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
TIER 1
TIER 2
SENIOR

The graph, which shows the trends recorded by spreads in basis points of Banca Intesa issues in the last twelve months, confirms that the perception of the Bank's specific risk is close to all-time lows, relatively to Senior issues. Issues related to *Tier 1* and *Tier 2*, more volatile, continued a downward trend until the first quarter of 2006; subsequently, there was an inversion mostly related to the generalised increase in interest rates and the decline of stock markets.

OPERATIONAL RISK AND LEGAL LITIGATIONS

Activities to monitor and measure operational risks have been illustrated in detail in the Annual report 2005 to which, therefore, reference must be made.
As regards the various types of risk, and in particular legal risks, in the first months of 2006 the conciliation procedures with customers related to the Finmek and Finmatica bonds were concluded positively. Conciliations related to Parmalat, Cirio and Giacomelli bonds, as amply illustrated in the Report on operations of the Annual report 2005, had already been closed last year.
As concerns other important controversies, in the first months of the year no significant events occurred.
As concerns business continuity, in the first half Banca Intesa introduced a Crisis management organisational model which attributes the power to declare the state of emergency and specifies the command chain in charge of managing the company in exceptional circumstances that may partly or gravely jeopardise the Bank's regular operations. Events provided for are internal and external disasters and, in particular, cases of information technology failure, inaccessibility of the premises which normally host operations and unavailability of essential personnel. At the top of Crisis Management Model there is a specific Committee, made up of representatives of the company's top management, which is in charge of defining the strategies and coordinating the consequent initiatives to face the severe emergencies for all risk scenarios. Furthermore, the Committee has a consultative function as concerns i) the results of the periodic checks on operating continuity solutions, ii) communications to Supervisory Authorities, and iii) security

and business continuity strategies. The Model identifies a network of reference people in case of crisis, made up of representatives of all company functions which, under the coordination of an Overall head, may be called to make up the crisis unit in charge of managing emergency situations.
Lastly, it must be noted that in July Banca Intesa reached an agreement with the national representative of consumer associations, for the stipulation of a new, permanent conciliation procedure. This protocol will enable customers of the Bank to solve any litigations which should arise with the Bank extra-judicially, avoiding the delays and costs of a legal litigation. This dedicated conciliation table could interest, in theory, all Bank customers, who, in case of complaints which are not dealt with, may directly access the conciliation table for free. The agreement covers holders of all products launched from 2003 to date and the subscribers of services for households which Banca Intesa will launch in the future. Time to solve conflicts will be at most 60 days. The requests will be assessed individually by specific Conciliation Commissions made up of a representative of Consumer associations and a representative of the Bank. The six-month test phase will start in October for the Lombardia, Lazio and Puglia Regions. Subsequently the agreement will be extended to the whole national territory and to the other Gruppo Intesa banks.

Transactions with related parties

The individuals and juridical entities with the characteristics that make them eligible to be considered related parties on a consolidated basis – identified using the indications given by IAS 24 and applied with reference to the specific organisational and governance structure of Banca Intesa and Group companies – were defined with the same criteria used and illustrated in the Annual report 2005, to which reference must be made.
The table below sets out relations with the related parties as at 30th June 2006. With reference to subsidiaries the table illustrates relations with entities which are not fully consolidated for the reasons illustrated in the chapter related to the Consolidation area.

(in millions of euro)

	Financial assets available for sale	Investments held to maturity	Loans to customers	Due from banks	Due to customers	Due to banks	Guarantees given
Companies exercising significant influence over the Parent Company or its subsidiaries	-	-	1,356	16	256	55	43
Subsidiaries	-	-	7	-	2	-	-
Companies subject to joint control	-	-	927	-	1,211	-	18
Associates	-	-	1,008	11	279	56	40
Managers with strategic responsibilities and control bodies	-	-	23	-	29	-	-
Other related parties	-	-	31	-	332	-	139
Total	**-**	**-**	**3,352**	**27**	**2,109**	**111**	**240**

As already indicated in the Annual report 2005, within Gruppo Intesa, the relationships among its various economic entities are inspired to centralisation criteria as regards basic management and control activities, integrated with direction and assistance activities performed through consultancies in the fields of law, economic analysis, organisation and resource management. Instead, specific companies have the task of offering financial products and services, among which bancassurance products, fiduciary services and asset management, and near-bank services, such as leasing, factoring and long-term credit, placed through the sales networks of Group banks. Other companies also provide commercial and/or technical support in favour of Group companies.
The relationships with subsidiaries are seen within the normal operations of a multifunctional Group and mostly refer to relations for services rendered, deposits and financings which, in the case of non-banking subsidiaries, are destined to finance activities performed in various sectors. Agreements were stipulated between the Parent Company Banca Intesa and certain Group companies regarding, as mentioned, the distribution of financial products and/or services or assistance, consultancy, and more generally the provision of services complementary to and/or support banking activities.
The economic effects connected with the above-mentioned relationships are normally regulated on the basis of market conditions applied to primary customers. In the case of services given by the Parent Company as part of normal group synergies, economic relations are usually regulated at the minimum level, equal at least to the recovery of specific and general costs.
The relationships with other related parties – other than subsidiaries, associates and companies subject to joint control – are, normally, regulated at market rates or are aligned with the most favourable conditions applied to personnel.
With reference to balance sheet balances with related parties as at 30th June 2006, detailed in the table above, it must be noted that the increase in loans to "Companies exercising significant influence over the Parent Company" mostly reflected the use of loans granted at market conditions, to a non-bank entity which jointed Intesa's voting syndicate.
Also in the first half of 2006 activities continued normally as part of the collaboration agreements with the Generali group in the placement of insurance policies and with the Crédit Agricole group in consumer credit and asset management. Due to and from associates or companies subject to joint control, indicated in the table above, are, in fact, attributable mostly to the companies Intesa Vita, Agos, CAAM SgR and Crédit Agricole Asset Management.

Furthermore, substantial commissions have been paid by some of these companies. In particular, Gruppo Intesa companies have received commissions from asset management and bancassurance companies (for approximately 300 million euro and over 110 million euro respectively).
Likewise, relationships with companies or groups managed by directors continue, also regulated at standard market conditions.
As concerns Lazard & Co., in which Banca Intesa had a 40% stake, it must be noted that last May Banca Intesa and Lazard Group LLC closed the operation which had already been illustrated in the Consolidated report as at 31st March 2006, based on which Lazard repurchased Banca Intesa's investment in Lazard & Co. S.r.L. (Lazard Italia) for a combination of senior and subordinated promissory notes, issued by Lazard Group LLC, for a total of approximately 146 million dollars and expiring in February 2008.
Instead, Banca Intesa maintained the investment in Lazard Group LLC through the 150 million dollar subordinated convertible promissory note, which was amended to be convertible into Class A ordinary shares of the listed company Lazard Ltd. at a conversion price of 57 dollars per share. Conversion will be possible in three equal *tranches*, beginning from 1st July 2008, and until 30th June 2011. The interest rate on the note is 3.25% and maturity 30th September 2016. Terms of the agreement have no significant effects on Gruppo Intesa's statement of income.
In addition to the transactions indicated in the previous table, it must be noted that Banca Intesa's Board of Directors recently authorised the sale to a Director of a real estate property. To determine the value of the transaction various expert opinions drawn up by eminent companies in this sector have been requested. The Board of Directors applied the highest valuation as consideration for the sale.
As regards compensation paid to Directors, it must be noted that Banca Intesa's Shareholders Meeting held last 20th April approved the increase in Director compensation from 30,000 euro to 65,000 euro; solely for the members of the Executive Committee, it approved an additional compensation of 35,000 euro (ex 15,000 euro) and, for the members of the Internal Control Committee, an additional compensation of 25,000 euro.
As concerns the stock option plan resolved upon by the Extraordinary Shareholders' Meeting of 17th December 2002 in favour of managers of Banca Intesa and of Group companies, the Board of Directors of 26th April 2006 verified that the performance objectives for the exercise of the options related to 2005 had been achieved as set by the stock option plan connected to the implementation of the 2003-2005 Business Plan. In particular:

- the financial indicator EVA-Economic Value Added for the Group increased to 1,752 million euro in 2005 (1,090 million euro, net of the capital gain related to the sale of 65% of Nextra) from 681 million in 2004 restated on a consistent basis also taking into account IAS/IFRS while EVA was negative in 2002 for over 1,100 million pre-IAS/IFRS adoption;
- the total return on the Banca Intesa ordinary share in 2005 was approximately 27% after a return of 15% in 2004 and of approximately 58% in 2003;
- market capitalisation increased by approximately 7 billion euro between the end of 2004 and the end of 2005, from 23.8 to 30.7 billion euro, after the over 10 billion euro rise recorded between the end of 2002 and the end of 2004.

The Board of Directors, in execution of the mandate received from the Extraordinary Shareholders' Meeting of 17th December 2002, therefore resolved upon a capital increase for a maximum amount of 16,751,479.68 euro of share capital and 49,291,076.18 euro of share premium reserve to service the Stock Option Plan through the issue of a maximum 32,214,384 new ordinary shares with a nominal value of 0.52 euro to be assigned to the 185 managers holding the options.
In total, in the period 2nd-31st May 32,214,375 ordinary shares were subscribed following the exercise of the aforementioned options. Following such subscriptions share capital increased to 3,613,001,195.96 euro. Consistently with the intention of investing the entire capital gain deriving from the exercise of the stock options also for the options relative to 2005 in Banca Intesa shares (as had occurred last year following the exercise of the options relative to 2003 and 2004), the Managing Director and CEO traded in the "block market" the 5,000,000 shares resulting from the exercise of the options, reinvesting the entire capital gain to purchase 2,514,043 Banca Intesa ordinary shares.
As at 31st May 2006 all options assigned on the basis of the Shareholders' Meeting resolution of 17th December 2002 had been exercised or annulled.

Shareholder base and stock price performance

Shareholder base

Banca Intesa's shareholder base as at 30th June 2006 – detailed in the following table – includes reference shareholders which are part of a Voting syndicate and hold 43.81% of the Bank's ordinary shares (43.51% is vested in the Syndicate) and approximately 194,000 shareholders holding 56.19%. With respect to as at 31st December 2005, there was no modification in the reference shareholder base and only marginal changes in the number of shares held.

Name	Shares included in the Voting syndicate	Shares not included in the Voting syndicate	Total shares	% of shares included in the Voting syndicate on total	% of shares held on total
Crédit Agricole S.A.	1,070,574,249	2,596,258	1,073,170,507	17.80	17.84
Fondazione CARIPLO	554,578,319	-	554,578,319	9.22	9.22
Generali group	453,834,553	-	453,834,553	7.54	7.54
of which					
- Assicurazioni Generali	*3,942,065*	-	*3,942,065*		
- Alleanza Assicurazioni	*248,236,838*	-	*248,236,838*		
- Other subsidiary companies	*201,655,650* [a]	-	*201,655,650*		
Fondazione CARIPARMA	258,670,312	1,844,890	260,515,202	4.30	4.33
"Gruppo Lombardo"	279,926,547	13,658,858	293,585,405	4.65	4.88
of which					
- Banca Lombarda e Piemontese	*139,963,274*	*5,059,638* [b]	*145,022,912*		
- I.O.R	*29,578,536* [c]	*1,640,157*	*31,218,693*		
- Mittel Partecipazioni Stabili	*15,000,000*	*6,959,063* [d]	*21,959,063*		
- Carlo Tassara	*95,384,737*	-	*95,384,737*		
Total Shareholders in the Syndicate	2,617,583,980	18,100,006	2,635,683,986	43.51	43.81
Total other Shareholders	-	3,379,904,676	3,379,904,676		56.19
Total	**2,617,583,980**	**3,398,004,682**	**6,015,588,662**		**100.00**

[a] Aachener und Münchener Lebensversicherung AG, Assitalia S.p.A., Central Krankenversicherung AG, Cosmos Lebensversicherungs AG, FATA - Fondo Assicurativo Tra Agricoltori S.p.A., Generali Assurances Iard S.A., Generali Versicherung AG (A), Generali Versicherung AG (D), Generali Vita S.p.A., GPA-VIE S.A., Ina Vita S.p.A., La Venezia Assicurazioni S.p.A., UMS - Generali Marine S.p.A., Volksfürsorge Deutsche Lebensversicherung AG, Volksfürsorge Deutsche Sachversicherung AG .

[b] Including 4,855,302 shares via the subsidiary Banco di Brescia.

[c] Shares with beneficial interest in favour of Mittel.

[d] Via the subsidiary Mittel Generale Investimenti.

Lastly, it must be noted that the plan for the purchase and free assignment of ordinary shares approved by the Shareholders' Meeting held on 20th April 2006 was concluded at the end of the first half. Assignees have been the employees of Banca Intesa with an indefinite term contract in service as at 1st June 2006, who have been assigned free Banca Intesa ordinary shares for a total countervalue of 2,000 euro *per capita*. The aforementioned amount may be reduced in consideration of the lower service rendered due to part-time contracts or the shorter period of service. For the purpose of considering any variation in the number of beneficiaries between the date of the resolution and the assignment date, as well as oscillations in the value of the share in the same period, the Shareholders' Meeting of 20th April 2006 had authorised the purchase of Banca Intesa shares up to a maximum number of 18,000,000 and a maximum consideration of 63 million euro. The free stock granting plan involved in addition to the Parent Company, the employees of Italian subsidiaries which approved in their respective Shareholders' Meetings the purchase and assignment plans of Parent Company ordinary shares up to a total number of 2,511,240, shares for a maximum consideration of 8,776,580 euro. These purchase plans are similar to the Parent Company's.

In June, Banca Intesa and the subsidiaries involved purchased through Caboto – in compliance with provisions set forth by the Italian Civil Code, as determined in the resolutions of the Shareholders' Meetings and according to the operating methods set out in the regulations providing for the organisation and management of the markets – a total of 14,438,980 Banca Intesa ordinary shares for a total countervalue of 65,311,403 euro. The Parent Company purchased 12,634,100 shares for a countervalue of 57,081,692 euro. The shares were made available to the employees involved within 30th June 2006.

Stock price performance

The first half of the year highlighted two absolutely distinct phases: a first phase of growth of financial markets, which led the COMIT index to reach its peak in the year on 11th May, with a 12.2% progress with respect to the beginning of the year; a second phase in which, due to concerns regarding the trends recorded by raw materials and inflation, financial markets lost most of the ground gained in the first five months of the year. Therefore, the Italian Stock Exchange closed the first half with a 3.9% rise, practically in line with the European average (+4.2% the DJ Euro Stoxx index, in the same period).
The Italian banking sector, with a 7% performance in the first half of the year, outperformed the market by approximately 3 points, thanks to a favourable interest rate context, the restart of the consolidation process (with the tender offers of BNP Paribas and Abn Amro on BNL and Banca Antonveneta, respectively) and the good results recorded in the first quarter of 2006. Also in Europe the banking sector recorded a positive trend (+5.7% from the beginning of the year) though lower than in Italy.
The quotation of the Banca Intesa ordinary share closed the first half of 2006 with a 1.7% rise, after a sustained growth rate in the first quarter, mostly absorbed by a subsequent decline between April and May.
The Banca Intesa saving share registered a 1% progress, thus its discount with respect to the ordinary share remained practically unchanged at 7% like at the end of 2005.
The capitalisation of Banca Intesa as at 30th June 2006 reached 31.4 billion euro, with respect to 30.7 billion euro of the end of 2005.

Banca Intesa ordinary shares quotation and banking index (1)



Official price
5.40
5.20
5.00
4.80
4.60
4.40
4.20
4.00
Banking index
2,800
2,700
2,600
2,500
2,400
2,300
2,200
30/12/2005
05/01/2006
11/01/2006
17/01/2006
23/01/2006
27/01/2006
02/02/2006
08/02/2006
14/02/2006
20/02/2006
24/02/2006
02/03/2006
08/03/2006
14/03/2006
20/03/2006
24/03/2006
30/03/2006
05/04/2006
11/04/2006
19/04/2006
25/04/2006
02/05/2006
08/05/2006
12/05/2006
18/05/2006
24/05/2006
30/05/2006
05/06/2006
09/06/2006
15/06/2006
21/06/2006
27/06/2006
Banking index
Banca Intesa quotation

(1) Comit banking index

Earnings per share

The measurement of earnings per share – known as EPS – is regulated by a specific accounting principle, IAS 33. In the table below, the indicator is presented in the two formulations: "basic" and "diluted".
Basic EPS is calculated by dividing net income attributable to holders of ordinary shares (therefore net of the dividend attributed to saving shares and the Allowance for charitable,

social and cultural contributions) by the weighted average number of ordinary shares outstanding. Diluted EPS is calculated considering, at the denominator, the dilutive effect of the issue of ordinary shares deriving from the exercise of the stock options set out in the plan resolved upon in 2002 by Banca Intesa's Shareholders' Meeting.
The exercise of the options related to the 2003-2005 stock option plan and the consequent increase in share capital led the two ratios to fully converge starting from June 2006.

The table below provides the net income (both for the period and annualised) attributable to holders of ordinary shares, used as numerator in the two ratios, as well as the weighted average number of respectively basic and diluted ordinary shares used as denominator.

	2006			2005		
	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro
Basic EPS	1,363	5,988,713,686	0.228	2,799	5,955,380,517	0.470
Diluted EPS	1,363	5,988,713,686	0.228	2,799	5,963,635,153	0.469
Basic EPS annualised (**)	2,727	5,988,713,686	0.455	2,799	5,955,380,517	0.470
Diluted EPS annualised (**)	2,727	5,988,713,686	0.455	2,799	5,963,635,153	0.469

(*) Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions.

(**) Net income is not indicative of forecasted net income for the whole of 2006, since it is obtained by annualising net income for the period.

Price/book value

The index identifies the value attributed by the market to the share capital of a listed company and, therefore, indirectly to the entire value of its activities. Though it is affected by the exogenous factors which influence stock prices, the index, expressed as a multiple of total net shareholders' equity, measures the greater or lower confidence which financial analysts and the financial community have in the profitability prospects and the capital strength of the company. For Gruppo Intesa the evolution of this indicator – calculated on average figures and at the end of the period – highlights the positive performance of the share during the semester and, more generally, in the last few years which confirms the appreciation of the targets reached.

(in millions of euro)

	30.06.2006	2005	2004	2003	2002	2001
Market capitalisation	31,364	26,258	20,414	17,140	16,856	22,776
Shareholders' equity (*)	16,769	15,337	15,328	14,521	14,061	13,209
Price / book value	**1.87**	**1.71**	**1.33**	**1.18**	**1.20**	**1.72**

(*) Average shareholders' equity for the years prior to 2005 has not been restated to consider IAS/IFRS.

Pay-out ratio

The table below sets out the unit dividend attributed in the last 5 years to ordinary shares and saving shares, in percentage of consolidated net income.

(in millions of euro)

	2005	2004	2003	2002	2001
Net income (*)	3,025	1,884	1,214	200	928
Dividends (**)	1,532	729	330	108	331
Pay-out ratio	**51%**	**39%**	**27%**	**54%**	**36%**

(*) Average shareholders' equity for the years prior to 2005 has not been restated to consider IAS/IFRS.

(**) Dividends in 2003 and 2002 do not consider the countervalue of the free distribution of own shares which using book value of shares in the two financial statements (3.180 euro and 2.049 euro per share respectively) was overall equal to 1,013 million euro in 2003 and 326 million euro in 2002.

Rating

The most recent ratings assigned to Banca Intesa's debt, set out in the following table, highlighted compared to the end of 2005 an improvement as concerns Moody's, which upgraded both the long-term debt rating (to Aa3 from A1) and financial strength (to B from B-) and the agency Fitch, which upgraded the long-term debt rating to AA- from A+ and short-term debt rating to F1+ from F1. At the end of August, following the announcement of the approval of the guidelines of the merger project between Gruppo Intesa and Gruppo Sanpaolo IMI described above, Standard & Poor's placed Banca Intesa's A+ long-term and A-1 short-term debt ratings on CreditWatch with positive implications.

	Rating Agency		
	Moody's	**Standard & Poor's**	**Fitch**
Short-term debt	P-1	A-1	F1+
Long-term debt	Aa3	A+	AA-
Outlook	Stable	Stable	Stable
Financial strength	B	-	-
Individual	-	-	B
Support	-	-	2

Projections for the whole year

The trend recorded by operations in the second quarter confirmed the soundness of the particularly positive results of the first three months of the year. Therefore, it is possible to forecast that the projected growth targets and economic results for 2006 will be in line with the 2005-2007 Business Plan.

The Board of Directors

Milano, 4th September 2006

Report of the Board of Statutory Auditors

BANCA INTESA S.p.A.

REPORT OF THE BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors

- examined Gruppo Intesa's Consolidated report as at 30th June 2006, which shows a net income of 1,476 million euro and was approved by the Board of Directors on 4th September 2006 and transmitted to this Board of Statutory Auditors for its opinion;

- examined the report issued on 27th September 2006 by the Independent Auditors Reconta Ernst & Young S.p.A. appointed for the review of the aforesaid Consolidated report and acknowledged its work and the communicated conclusions;

- acknowledged that the figures of this Consolidated half-year report are compared with Balance sheet figures as at 31st December 2005 and Statement of income figures as at 30th June 2005, which do not consider the changes in the consolidation area that have subsequently occurred. In the Report on operations, for the purpose of favouring the comparison with the previous periods, figures have also been restated to consider changes in the consolidation area;

- verified that the aforesaid Consolidated half-year report complies with informative purposes required by the Law and by regulations issued by both the Bank of Italy and Consob.

Given all mentioned above, the Board of Statutory Auditors states to have no remarks on Gruppo Intesa's Consolidated report as at 30th June 2006.

Milano, 29th September 2006

The Board of Statutory Auditors

Independent Auditors' Review on the Consolidated report as at 30th June 2006

ERNST & YOUNG

■ Reconta Ernst & Young S.p.A.

■ Tel. +39 02 722121
Fax +39 02 72212037
www.ey.com

AUDITORS' REVIEW REPORT ON THE CONSOLIDATED REPORT AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2006 PREPARED PURSUANT TO ARTICLE 81 OF THE CONSOB REGULATION ADOPTED BY THE RESOLUTION NO. 11971 OF MAY 14, 1999 AND SUBSEQUENT MODIFICATIONS AND INTEGRATIONS

(Translation from the original Italian text)

To the Shareholders of
Banca Intesa S.p.A.

1. We have reviewed the interim consolidated financial statements, consisting of the balance sheet, the statement of income, the statement of changes in shareholders' equity and the statement of cash flows (the "Statements") and the related explanatory notes, included in the consolidated report of Banca Intesa S.p.A. as of and for the six months ended June 30, 2006. The consolidated report is the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to issue this review report based on our review. We have also examined that part of the information included in the management's discussion and analysis of operations, solely for the purpose of evaluating its consistency with the remaining part of the consolidated report.

2. Our review was conducted in accordance with auditing standards governing the review of interim financial statements recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. The review consisted mainly of obtaining information with respect to the accounts included in the Statements and the consistency of the accounting principles applied, through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such Statements. The review did not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities, and the scope of the work performed provides significant less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the consolidated report as we do in connection with reporting on our full scope audit of the annual consolidated financial statements.

3. With respect to the comparative data related to the consolidated financial statements of the preceding year and to the consolidated report for the same period of the preceding year presented in the Statements, reference should be made to our audit and review reports issued on April 3, 2006 and on September 21, 2005, respectively.

■ Reconta Ernst & Young S.p.A.

4. Based on our review, we are not aware of any significant modifications that should be made to the Statements and the related explanatory notes, identified in paragraph 1. of this report, in order for them to be in conformity with International Accounting Standard no. 34 and with the criteria for the preparation of the six months management report required by Article 81 of Consob Regulation as adopted in its Resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations.

Milan, September 27, 2006

Reconta Ernst & Young S.p.A.
Signed by: Guido Celona, Partner

Attachments

Parent Company's financial statements as at 30th June 2006

Table of significant equity investments in unlisted companies pursuant to art. 126 of Consob Regulation 11971 of 14th May 1999



Parent Company's financial statements

Balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005	Changes	
			amount	%
10. Cash and cash equivalents	939	1,098	-159	-14.5
20. Financial assets held for trading	37,059	38,892	-1,833	-4.7
30. Financial assets designated at fair value through profit and loss	-	-	-	
40. Financial assets available for sale	2,910	2,771	139	5.0
50. Investments held to maturity	-	-	-	
60. Due from banks	42,093	35,725	6,368	17.8
70. Loans to customers	107,091	110,567	-3,476	-3.1
80. Hedging derivatives	736	1,047	-311	-29.7
90. Fair value change of financial assets in hedged portfolios (+/-)	-2	-	2	
100. Equity investments	11,888	11,568	320	2.8
110. Property and equipment	1,442	1,509	-67	-4.4
120. Intangible assets	332	364	-32	-8.8
of which				
- goodwill	-	-	-	
130. Tax assets	2,206	2,258	-52	-2.3
a) current	*1,333*	*1,330*	*3*	*0.2*
b) deferred	*873*	*928*	*-55*	*-5.9*
140. Non-current assets held for sale and discontinued operations	-	-	-	
150. Other assets	2,085	2,006	79	3.9
Total Assets	**208,779**	**207,805**	**974**	**0.5**

Balance sheet

(in millions of euro)

Liabilities and Shareholders' Equity		30.06.2006	31.12.2005	Changes amount	Changes %
10.	Due to banks	34,429	33,182	1,247	3.8
20.	Due to customers	80,205	80,888	-683	-0.8
30.	Securities issued	59,600	56,974	2,626	4.6
40.	Financial liabilities held for trading	10,559	14,136	-3,577	-25.3
50.	Financial liabilities designated at fair value through profit and loss	-	-	-	
60.	Hedging derivatives	1,719	1,320	399	30.2
70.	Fair value change of financial liabilities in hedged portfolios (+/-)	-	-	-	
80.	Tax liabilities	1,019	437	582	
	a) current	*820*	*294*	*526*	
	b) deferred	*199*	*143*	*56*	*39.2*
90.	Liabilities associated with non-current assets held for sale and discontinued operations	-	-	-	
100.	Other liabilities	4,630	4,408	222	5.0
110.	Employee termination indemnities	870	861	9	1.0
120.	Allowances for risks and charges	1,179	1,348	-169	-12.5
	a) post employment benefits	*129*	*131*	*-2*	*-1.5*
	b) other allowances	*1,050*	*1,217*	*-167*	*-13.7*
130.	Valuation reserves	1,455	1,297	158	12.2
140.	Reimbursable shares	-	-	-	
150.	Equity instruments	-	-	-	
160.	Reserves	2,301	2,284	17	0.7
170.	Share premium reserve	5,559	5,510	49	0.9
180.	Share capital	3,613	3,596	17	0.5
190.	Treasury shares (-)	-	-	-	
200.	Net income (loss)	1,641	1,564	77	4.9
Total Liabilities and Shareholders' Equity		**208,779**	**207,805**	**974**	**0.5**

Statement of income

(in millions of euro)

	First half				Second quarter			
			Changes				Changes	
	2006	2005	amount	%	2006	2005	amount	%
10. Interest and similar income	3,641	3,127	514	16.4	1,897	1,545	352	22.8
20. Interest and similar expense	-2,160	-1,603	557	34.7	-1,146	-804	342	42.5
30. Interest margin	**1,481**	**1,524**	**-43**	**-2.8**	**751**	**741**	**10**	**1.3**
40. Fee and commission income	1,317	1,329	-12	-0.9	632	659	-27	-4.1
50. Fee and commission expense	-131	-126	5	4.0	-69	-68	1	1.5
60. Net fee and commission income	**1,186**	**1,203**	**-17**	**-1.4**	**563**	**591**	**-28**	**-4.7**
70. Dividend and similar income	1,043	494	549		1,042	454	588	
80. Profits (Losses) on trading	198	-105	303		-39	-146	-107	-73.3
90. Fair value adjustments in hedge accounting	6	15	-9	-60.0	3	16	-13	-81.3
100. Profits (Losses) on disposal or repurchase of	26	14	12	85.7	6	5	1	20.0
a) loans	*-12*	-	*12*		*-11*	-	*11*	
b) financial assets available for sale	*28*	*15*	*13*	*86.7*	*9*	*4*	*5*	
c) investments held to maturity	-	-	-		-	-	-	
d) financial liabilities	*10*	*-1*	*11*		*8*	*1*	*7*	
110. Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-		-	-	-	
120. Net interest and other banking income	**3,940**	**3,145**	**795**	**25.3**	**2,326**	**1,661**	**665**	**40.0**
130. Net losses / recoveries on impairment	-153	-115	38	33.0	-44	-19	25	
a) loans	*-171*	*-113*	*58*	*51.3*	*-59*	*-44*	*15*	*34.1*
b) financial assets available for sale	*-1*	*-8*	*-7*	*-87.5*	-	*-8*	*-8*	
c) investments held to maturity	-	-	-		-	-	-	
d) other financial activities	*19*	*6*	*13*		*15*	*33*	*-18*	*-54.5*
140. Net income from banking activities	**3,787**	**3,030**	**757**	**25.0**	**2,282**	**1,642**	**640**	**39.0**
150. Administrative expenses	-1,729	-1,683	46	2.7	-876	-853	23	2.7
a) personnel expenses	*-1,042*	*-1,018*	*24*	*2.4*	*-525*	*-509*	*16*	*3.1*
b) other administrative expenses	*-687*	*-665*	*22*	*3.3*	*-351*	*-344*	*7*	*2.0*
160. Net provisions for risks and charges	-48	-124	-76	-61.3	-15	-81	-66	-81.5
170. Net adjustments to / recoveries on property and equipment	-76	-67	9	13.4	-38	-35	3	8.6
180. Net adjustments to / recoveries on intangible assets	-89	-79	10	12.7	-48	-41	7	17.1
190. Other operating expenses (income)	200	135	65	48.1	97	67	30	44.8
200. Operating expenses	**-1,742**	**-1,818**	**-76**	**-4.2**	**-880**	**-943**	**-63**	**-6.7**
210. Profits (Losses) on equity investments	1	29	-28	-96.6	-9	11	-20	
220. Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-		-	-	-	
230. Goodwill impairment	-	-	-		-	-	-	
240. Profits (Losses) on disposal of investments	42	5	37		42	3	39	
250. Income (Loss) before tax from continuing operations	**2,088**	**1,246**	**842**	**67.6**	**1,435**	**713**	**722**	
260. Taxes on income from continuing operations	-447	-404	43	10.6	-205	-184	21	11.4
270. Income (Loss) after tax from continuing operations	**1,641**	**842**	**799**	**94.9**	**1,230**	**529**	**701**	
280. Income (Loss) after tax from discontinued operations	-	-	-		-	-	-	
290. Net income (loss)	**1,641**	**842**	**799**	**94.9**	**1,230**	**529**	**701**	

Changes in shareholders' equity as at 30th June 2006

(in millions of euro)

	First half 2006												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2006	3,111	485	5,510	2,199	85	336	-26	987	-	-	-	1,564	14,251
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves				22								-22	-
Dividends and other allocations [a]												-1,542	-1,542
CHANGES IN THE PERIOD													
Changes in reserves				-5		51	107						153
Operations on shareholders' equity													
Issue of new shares	17		49										66
Purchase of treasury shares													-
Extraordinary dividends													-
Changes in equity instruments													-
Derivatives on treasury shares													-
Stock options													-
Net income (loss) for the period												1,641	1,641
SHAREHOLDERS' EQUITY AS AT 30.06.2006	3,128	485	5,559	2,216	85	387	81	987	-	-	-	1,641	14,569

[a] The caption includes dividends and the amount attributable to the Allowances for charitable contributions.

Changes in shareholders' equity as at 30th June 2005

(in millions of euro)

	First half 2005												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2005	3,076	485	5,406	1,618	85 -	169	-6	987	-	-	-	1,309	13,129
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves				572	-							-572	-
Dividends and other allocations [a]					-							-737	-737
CHANGES IN THE PERIOD													
Changes in reserves				1		79	-57						23
Operations on shareholders' equity					-								-
Issue of new shares	35		104		-								139
Purchase of treasury shares					-								-
Extraordinary dividends					-								-
Changes in equity instruments					-								-
Derivatives on treasury shares					-								-
Stock options				4	-								4
Net income (loss) for the period					-							842	842
SHAREHOLDERS' EQUITY AS AT 30.06.2005	3,111	485	5,510	2,195	85	248	-63	987	-	-	-	842	13,400

[a] The caption includes dividends and the amount attributable to the Allowances for charitable contributions.

Statement of cash flows

(in millions of euro)

	30.06.2006	30.06.2005
A. OPERATING ACTIVITIES		
1. Cash flow from operations	**1,894**	**1,591**
- net income (-/+)	1,641	842
- gains/losses on financial assets held for trading and on assets/liabilities designated at fair value through profit and loss (-/+)	261	105
- gains/losses on hedging activities (-/+)	-6	-15
- net losses/recoveries on impairment (+/-)	235	157
- adjustments to/net recoveries on property, equipment and intangible assets (+/-)	165	146
- net provisions for risks and charges and other costs/revenues (+/-)	103	214
- taxes and duties to be settled (+)	449	406
- net adjustments to/recoveries on disposal groups net of tax effect (-/+)	-	-
- other adjustments (+/-)	-954	-264
2. Cash flow from / used in financial assets	**-2,779**	**-3,228**
- financial assets held for trading	1,456	-2,296
- financial assets designated at fair value through profit and loss	-	-
- financial assets available for sale	-284	178
- due from banks: repayable on demand	-982	-6,214
- due from banks: other	-65	5,764
- loans to customers	-3,322	-998
- other assets	418	338
3. Cash flow from / used in financial liabilities	**1,443**	**2,004**
- due to banks: repayable on demand	501	-559
- due to banks: other	788	2,824
- due to customers	294	268
- securities issued	2,627	-119
- financial liabilities held for trading	-3,502	-683
- financial liabilities designated at fair value through profit and loss	-	-
- other liabilities	735	273
Net cash flow from (used in) operating activities	**558**	**367**
B. INVESTING ACTIVITIES		
1. Cash flow from	**1,095**	**385**
- sales of equity investments	127	133
- dividends collected on equity investments	920	252
- sales of investments held to maturity	-	-
- sales of property and equipment	48	-
- sales of intangible assets	-	-
- sales of subsidiaries and business branches	-	-
2. Cash flow used in	**-335**	**-292**
- purchases of equity investments	-225	-198
- purchases of investments held to maturity	-	-
- purchases of property and equipment	-53	-50
- purchases of intangible assets	-57	-44
- purchases of subsidiaries and business branches	-	-
Net cash flow from (used in) investing activities	**760**	**93**
C. FINANCING ACTIVITIES		
- issues / purchases of treasury shares	-	-
- share capital increases	66	139
- dividend distribution and other	-1,543	-737
Net cash flow from (used in) financing activities	**-1,477**	**-598**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**-159**	**-138**
RECONCILIATION		
Cash and cash equivalents at beginning of period	1,098	970
Net increase (decrease) in cash and cash equivalents	-159	-138
Cash and cash equivalents: foreign exchange effect	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**939**	**832**

LEGENDA: (+) from (-) used in

Table of significant equity investments in unlisted companies pursuant to art. 126 of Consob Regulation 11971 of 14th May 1999

(List of equity investments in excess of 10% of the voting share capital in unlisted companies held directly and indirectly or for whatever reason)

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
21 Investimenti SpA	11.23		Banca Intesa	Holding
Abac - Aria Compressa SpA	12.85		Banca Intesa	Holding
Accessible Luxury Holdings 1 SA	15.65		Banca Intesa	Holding
Adar Holding SpA (former Sci USA SpA)	16.91		Banca Intesa	Pledge
Agos SpA (former Agos Itafinco SpA)	49.00		Banca Intesa	Holding
Agricola Investimenti SpA	100.00		Banca Intesa	Holding
Agricola Remuscita di D. Franzoni & C. Sas in liquidation		100.00	Agricola Investimenti	Holding
Agromedimurje d.d.		10.21	Medimurska Banka	Holding
Alfa-ex Ingatlanhasznosito es Forgalmazo		21.20	Central European International Bank	Pledge
Alfastamp Srl	14.59		Banca Intesa	Holding
Alfieri Associated Investors Servicos de Consultor	20.00		Banca Intesa	Holding
AL.GIO.FIN. SpA	20.00		Banca Intesa	Pledge
Allsystem SpA		100.00	C.R. Biella e Vercelli	Pledge
Alpifin Srl in liquidation (former Alpifin SpA)		16.43	Banca Popolare Friuladria	Holding
Alstom Hrvatska doo (former Alstom Power)		20.06	Investholding doo Karlovac	Holding
Anita Srl	100.00		Banca Intesa	Pledge
Antares SpA		97.19	C.R. di Parma e Piacenza	Pledge
Atlantis SA		81.25	Sudameris	Holding
		18.75	Intesa Holding International	Holding
Azzurra Srl		100.00	Cormano	Holding
Bamcard d.d.		20.03	UPI Banka	Holding
Banca Caboto SpA (former Banca Primavera, IntesaBci Italia Sim)	100.00		Banca Intesa	Holding
Banca Cis SpA		55.37	Banca Intesa Mediocredito	Holding
	28.33		Banca Intesa	Holding
Banca di Trento e Bolzano SpA		61.80	Finanziaria BTB	Holding
	8.28		Banca Intesa	Holding
Banca d'Italia	22.01		Banca Intesa	Holding
		2.03	C.R. di Parma e Piacenza	Holding
		0.03	Carifano	Holding
		0.22	C.R. Ascoli Piceno	Holding
		0.08	C.R. Viterbo	Holding
		0.08	C.R. Città di Castello	Holding
		0.01	C.R. Rieti	Holding
		0.03	C.R. Spoleto	Holding
		0.11	C.R. Foligno	Holding
		2.10	C.R. Biella e Vercelli	Holding
		0.15	C.R. Terni e Narni	Holding
Banca Generali SpA	25.00		Banca Intesa	Holding
Banca Impresa Lazio SpA	12.00		Banca Intesa	Holding
Banca Intesa a shareholding company, Beograd (former Delta Banka a.d.)		83.00	Intesa Holding International	Holding
Banca Intesa (France) S.A. (former B.ca Comm.le Ital. France)	99.99		Banca Intesa	Holding
Banca Intesa Infrastrutture e Sviluppo SpA (ex B.I. Infrastrutture SpA)	100.00		Banca Intesa	Holding
Banca Intesa Mediocredito SpA	100.00		Banca Intesa	Holding
Banca Intesa Private Banking SpA	100.00		Banca Intesa	Holding
Banca Popolare Friuladria SpA	76.05		Banca Intesa	Holding
Banco Patagonia S.A.		0.65	Atlantis	Holding
(former Banco Patagonia Sudameris / Banco Sudameris Argentina)		8.20	Sudameris	Holding
	11.10		Banca Intesa	Holding
Banksiel SpA	14.00		Banca Intesa	Holding
BCI Lux Conseil S.A. in liquidation		50.00	Société Européenne de Banque	Holding
BCI US Funding LLC I	100.00		Banca Intesa	Holding
BCI US Funding LLC II	100.00		Banca Intesa	Holding
BCI US Funding LLC III	100.00		Banca Intesa	Holding

Company	Percentage or quotas held direct	indirect	Direct ownership	Type of right
Belisce dd		14.70	Privredna Banka Zagreb	Holding
BI Private Equity Ltd		100.00	Private Equity International	Holding
Binda SpA in liquidation	0.15		Banca Intesa	Pledge
	11.25		Banca Intesa	Holding
		n.s.	Cormano	Holding
		0.01	Banca Caboto	Holding
		0.01	C.R. Biella e Vercelli	Pledge
BL Yachtclub Ltd		3.33	Cib Insurance Broker	Holding
		96.67	Cib Real Estate	Holding
Borsalino Giuseppe e Fratello SpA		54.32	Banca Popolare Friuladria	Pledge
Bosna Reosiguranje d.d.		14.63	UPI Banka	Holding
BSL Bertola Servizi Logistici SpA	14.00		Banca Intesa	Holding
Business Incubator Beocin d.o.o.		11.11	Banca Intesa a shareholding c., Beograd	Holding
CAAM SGR SpA (ex Nextra Investment Managem. SGR SpA,	32.05		Banca Intesa	Holding
ex Comit Asset Management SGR)		2.95	Intesa Holding Asset Management	Holding
C.R.L. Compagnia Regionale Leasing SpA		100.00	C.R. Terni e Narni	Holding
Cala Capitana Srl under bankruptcy procedures	100.00		Banca Intesa	Pledge
Camigliati Scuola Management Territoriale Scrl		20.00	Intesa Formazione	Holding
Cantiere Darsena Italia SpA in liquidation	20.00		Banca Intesa	Holding
Capitale e Sviluppo SpA		9.76	C.R. Spoleto	Holding
		9.76	C.R. Foligno	Holding
		9.76	C.R. Terni e Narni	Holding
Caprera Srl	100.00		Banca Intesa	Pledge
Caralt SpA	35.00		Banca Intesa	Holding
Carifano - Cassa di Risparmio di Fano SpA	56.63		Banca Intesa	Pledge
		30.00	Intesa Casse del Centro	Holding
		0.37	C.R. Foligno	Pledge
Cassa di Risparmio di Parma e Piacenza S.p.A.	100.00		Banca Intesa	Holding
Cartiere Paolo Pigna SpA	96.16		Banca Intesa	Pledge
Cartitalia Srl under bankruptcy procedures		51.00	Cormano	Holding
Case di Cura Riunite Srl under extraordinary administration	71.00		Banca Intesa	Pledge
Cassa di Risparmio di Ascoli Piceno SpA		66.00	Intesa Casse del Centro	Holding
Cassa di Risparmio di Biella e Vercelli SpA	55.00		Banca Intesa	Holding
Cassa di Risparmio di Città di Castello SpA		82.19	Intesa Casse del Centro	Holding
Cassa di Risparmio della Prov. di Chieti SpA	20.00		Banca Intesa	Holding
Cassa di Risparmio di Fermo SpA	33.33		Banca Intesa	Holding
Cassa di Risparmio di Foligno SpA		70.47	Intesa Casse del Centro	Holding
Cassa di Risparmio di Rieti SpA		85.00	Intesa Casse del Centro	Holding
Cassa di Risparmio di Spoleto SpA		59.44	Intesa Casse del Centro	Holding
Cassa di Risparmio della Prov. di Teramo SpA	20.00		Banca Intesa	Holding
Cassa di Risparmio di Terni e Narni SpA		75.00	Intesa Casse del Centro	Holding
Cassa di Risparmio della Prov. di Viterbo SpA		82.02	Intesa Casse del Centro	Holding
		0.01	C.R. Città di Castello	Holding
Castello Gestione Crediti Srl	19.00		Banca Intesa	Holding
Catelli Holding SpA		100.00	C.R. di Parma e Piacenza	Pledge
Central European International Bank Ltd		100.00	Intesa Holding International	Holding
Centrale dei Bilanci Srl		0.83	C.R. di Parma e Piacenza	Holding
	11.67		Banca Intesa	Holding
		0.15	Banca Cis	Holding
Centro Agro Alimentare di Parma Srl		11.40	C.R. di Parma e Piacenza	Holding
Centurion Financne Storitve d.o.o. (former Amex d.o.o.)		75.00	Banca Popolare Friuladria	Holding
		25.00	PBZ American Express Zagreb	Holding
Centurion Financijske usluge d.o.o.		100.00	PBZ American Express Zagreb	Holding
Chess Ventures Ltd	49.75		Banca Intesa	Holding
China International Packaging Leasing Ltd		17.50	Intesa Holding International	Holding
CIB Car Trading limited Liability Company		50.00	Cib Leasing	Holding
		50.00	Cib Credit	Holding
CIB Credit Ltd (former Cib Car Finance Rt.)		98.00	Cib Leasing	Holding
		2.00	Cib Real Estate	Holding

Company	Percentage or quotas held direct	indirect	Direct ownership	Type of right
CIB Factor Financial Service Ltd.		50.00	Cib Real Property Utilisation and Services	Holding
		50.00	Cib Service Property Utilisation and Services	Holding
CIB Insurance Broker Ltd.		100.00	Cib Leasing	Holding
Cib Inventory Management LLC (former Project Company I Kft.)		50.00	Cib Insurance Broker	Holding
		50.00	Cib Real Estate	Holding
CIB Residential Property Leasing Ltd. (ex Wallizing Financial Service)		100.00	Cib Credit	Holding
CIB Investment Fund Management Ltd.		6.66	Cib Real Property Utilisation and Services	Holding
		n.s.	Cib Service Property Utilisation and Services	Holding
		93.33	Central European International Bank	Holding
CIB Leasing Ltd.		1.31	Central European International Bank	Holding
		98.68	Cib Rent	Holding
		n.s.	Cib Service Property Utilisation and Services	Holding
CIB Real Estate Ltd		98.00	Cib Leasing	Holding
		2.00	Cib Credit	Holding
Cib Real Property Utilisation and Services Ltd. (ex Cib Securities)		26.00	Central European International Bank	Holding
		74.00	Cib Service Property Utilisation and Services	Holding
CIB Rent Operative Leasing Ltd. (former Cib Rent and Leasing Co. Ltd)		1.11	Cib Real Property Utilisation and Services	Holding
		98.89	Central European International Bank	Holding
CIB Service Property Utilisation and Services Ltd.		99.99	Central European International Bank	Holding
		0.01	Cib Leasing	Holding
Cil Bajor Co. Ltd.		50.00	Cib Real Estate	Holding
		50.00	Cib Insurance Broker	Holding
Cil Danubius Co. Ltd.		50.00	Cib Real Estate	Holding
		50.00	Cib Insurance Broker	Holding
Cil-Log Kft		50.00	Cib Real Estate	Holding
		50.00	Cib Rent	Holding
Cil Vaci ut Property Utilisation LLC		50.00	Cib Insurance Broker	Holding
		50.00	Cib Real Estate	Holding
Cimo Srl	100.00		Banca Intesa	Pledge
Cofragef S.A. in liquidation		99.76	Banca Intesa (France)	Holding
Comit Investments ltd - Ireland	99.91		Banca Intesa	Holding
Conser Soc. Consort. per Azioni in liquidation		51.00	E.TR. - Esazione Tributi	Holding
Consorzio Aeroporto Foligno-Spoleto		12.50	C.R. Foligno	Holding
Consorzio Agrario Provinciale di Parma Scrl		42.73	C.R. di Parma e Piacenza	Holding
Consorzio per gli studi universitari a distanza F. Corongiu		33.33	Banca Cis	Holding
Consul Service Srl in liquidation		98.41	Banca Cis	Holding
Consumer Finance Holding a.s.		100.00	Vseobecna Uverova Banka	Holding
Convetro SpA in liquidation		56.25	Banca Popolare Friuladria	Pledge
Cormano Srl	70.82		Banca Intesa	Holding
Credit Agricole Asset Management SGR SpA	32.05		Banca Intesa	Holding
		2.95	Intesa Holding Asset Management	Holding
Dante Prini SpA in liquidation	32.50		Banca Intesa	Holding
Deltafin S.A.		13.69	Private Equity International	Holding
Domina Group SpA in liquidation / under bankruptcy procedures (ex Multimoda Network SpA)	98.61		Banca Intesa	Pledge
Dulevo SpA under bankruptcy procedures	91.70		Banca Intesa	Pledge
E. Gilardi & C. Srl in liquidation		60.00	C.R. Biella e Vercelli	Holding
E.TR. - Esazione Tributi S.p.A.		100.00	Banca Intesa Infrastrutture e Sviluppo	Holding
Edilmarket Srl under bankruptcy procedures	100.00		Banca Intesa	Pledge
EDM Srl		25.00	C.R. Spoleto	Pledge
Elba Srl		100.00	Private Equity International	Holding
Elettrostudio Trading Srl		30.00	Banca Popolare Friuladria	Holding
Emerald UK Limited Partnership	11.14		Banca Intesa	Holding
Endeavour Holdings Srl		10.75	Private Equity International	Holding
Ente Nazionale Sementi Elette	49.41		Banca Intesa	Holding
Equinox Investment Company Scpa		28.98	Private Equity International	Holding
Equitypar Companhia de Participacoes S.A.		12.50	Intesa Brasil Empreendimentos	Holding
Esatri Esazione Tributi SpA		100.00	E.TR. - Esazione Tributi	Holding
Euromilano SpA (former Srl)	37.50		Banca Intesa	Holding
Europay Hrvatska d.o.o. in liquidation		12.50	Privredna Banka Zagreb	Holding
Europrogetti & Finanza SpA	15.97		Banca Intesa	Holding
Evoluzione 94 SpA	18.11		Banca Intesa	Holding

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
F.I.L.A. Fabbrica Italiana Lapis e Affini SpA	24.75		Banca Intesa	Holding
Fadalti SpA (former Fadalti Marco Orfeo SpA)		33.33	Banca Popolare Friuladria	Pledge
Fidia SGR SpA	25.00		Banca Intesa	Holding
Fiere di Parma SpA		17.33	C.R. di Parma e Piacenza	Holding
Finance Lab Srl		40.00	Banca Popolare Friuladria	Holding
Finanziaria Agricola Bresciana SpA in liquidation		100.00	Agricola Investimenti	Holding
Finanziaria BTB SpA	99.29		Banca Intesa	Holding
Fineurop SpA	15.00		Banca Intesa	Holding
Fintbrescia Holding SpA in liquidation	17.30		Banca Intesa	Pledge
Formula Sport Group Srl	52.00		Banca Intesa	Pledge
G.E.M.A. SpA Gestioni Esattoriali Mirella Alberini	35.00		Banca Intesa	Pledge
GE.I.PO. Srl	90.00		Banca Intesa	Pledge
Geni SpA under bankruptcy procedures	35.91		Banca Intesa	Holding
Gercom SpA	100.00		Banca Intesa	Pledge
Gestiones y Recuperaciones de Activos SA(ex Wiese Sudam. Leasing)		99.89	Inversiones Mobiliarias	Holding
GPE Srl		90.55	Banca Popolare Friuladria	Pledge
Granarolo SpA	19.78		Banca Intesa	Holding
Grin Srl in liquidation	100.00		Banca Intesa	Pledge
Gruppo Pasini SpA	100.00		Banca Intesa	Pledge
Guaber SpA	51.00		Banca Intesa	Pledge
Hospitalija Trgovina d.o.o.		14.58	Privredna Banka Zagreb	Holding
HROK d.o.o. - Hrvatski Registar Obveza po Kreditima		14.00	Privredna Banka Zagreb	Holding
Idra Partecipazioni SpA in liquidation	18.62		Banca Intesa	Holding
Ifas Gruppo SpA	45.00		Banca Intesa	Holding
Il Mondo dei Fiori Srl	100.00		Banca Intesa	Pledge
Imaging SpA	39.44		Banca Intesa	Holding
Imeco SpA	78.81		Banca Intesa	Pledge
Immobiliare Bella Riva Srl	100.00		Banca Intesa	Holding
Immobiliare Olimpia '93 SpA	100.00		Banca Intesa	Pledge
Impianti Srl in liquidation		1.69	Banca di Trento e Bolzano	Holding
		5.14	C.R. di Parma e Piacenza	Holding
	12.11		Banca Intesa	Holding
Impresa Castelli SpA	36.60		Banca Intesa	Pledge
Informatica Umbra Srl		8.33	C.R. Spoleto	Holding
		8.33	C.R.Foligno	Holding
Iniziative Urbane SpA		11.11	Banca di Trento e Bolzano	Holding
Insediamenti Produttivi Piemonte Settentrionale SpA - Nordind		12.76	C.R. Biella e Vercelli	Holding
Intervalv SpA	20.00		Banca Intesa	Holding
Intesa Bank Ireland Plc (ex IntesaBci B.I/B.ca Comm. Ital. Plc Ireland)	99.99		Banca Intesa	Holding
Intesa Bank Overseas Ltd.	100.00		Banca Intesa	Holding
Intesa Brasil Empreendimentos S.A. (former Traianus S.A.)	100.00		Banca Intesa	Holding
Intesa Casse del Centro SpA (ex Intesa Holding Centro/Holding IntesaBci C	96.07		Banca Intesa	Holding
Intesa Distribution International Services SA		0.03	Société Européenne de Banque	Holding
(ex Nextra Distribution Services SA, Prontofund Advisory SA)		99.97	Intesa Distribution Services	Holding
Intesa Distribution Services Srl	32.05		Banca Intesa	Holding
(ex Intesa Immobiliare/IntesaBci Immob.)		67.95	Intesa Holding Asset Management	Holding
Intesa e.Lab SpA (former IntesaBci e.Lab / B.ca Proxima)	100.00		Banca Intesa	Holding
Intesa Formazione Scpa (ex Intesa Formazione Sud, CEII S.)	61.00		Banca Intesa	Holding
		37.55	Intesa Casse del Centro	Holding
Intesa Funding Llc (former BCI Funding Corporation)	100.00		Banca Intesa	Holding
Intesa Global Finance Company Ltd		100.00	Intesa Holding International	Holding
Intesa Holding Asset Management SpA (ex Intesa Ass.Manag.SGR)	100.00		Banca Intesa	Holding
Intesa Holding International SA (former Comit Holding Intern.Sa)	99.99		Banca Intesa	Holding
Intesa Investimenti SpA (ex IntesaBci Inv./Comp.Ital. di Inv.Diversif.)	100.00		Banca Intesa	Holding
Intesa Lease Sec. Srl	60.00		Banca Intesa	Holding
Intesa Leasing d.o.o. - Beograd (former Delta Leasing d.o.o.)		51.00	Banca Intesa a shareholding c., Beograd	Holding
		49.00	CIB Leasing	Holding
Intesa Leasing SpA	99.67		Banca Intesa	Holding
Intesa Mediofactoring SpA (former Mediofactoring SpA)	100.00		Banca Intesa	Holding
Intesa Preferred Capital Co. Llc.	100.00		Banca Intesa	Holding
Intesa Previdenza SIM SpA (former Sim Co.Ge.F. SpA)	78.53		Banca Intesa	Holding
Intesa Real Estate Srl (former Immobiliare Maram Srl)	100.00		Banca Intesa	Holding

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
Intesa Renting SpA		65.00	Intesa Leasing	Holding
Intesa Sec. SpA (former IntesaBci Sec.)	60.00		Banca Intesa	Holding
Intesa Sec. 2 Srl (former IntesaBci Sec. 2)	60.00		Banca Intesa	Holding
Intesa Sec. NPL SpA (ex IntesaBci Sec Npl/Giotto Fin./Lario Fin.)	60.00		Banca Intesa	Holding
Intesa Sec. NPL 2 Srl (former La Centrale Consulenza Srl)	100.00		Banca Intesa	Holding
Intesa Soditic Trade Finance Ltd (ex BCI Soditic Trade Fin.)		50.00	Intesa Holding International	Holding
Intesa Vita SpA (former Timavo Vita SpA)	50.00		Banca Intesa	Holding
IntesaBci Preferred Capital Company Llc III Delaware	100.00		Banca Intesa	Holding
IntesaBci Preferred Securities Investor Trust		100.00	IntesaBci Preferred Capital Company Llc III Delaw.	Holding
IntesaTrade Sim SpA	100.00		Banca Intesa	Holding
Inversiones Mobiliarias S.A - IMSA	99.82		Banca Intesa	Holding
Inversiones Sudameris C.A.(Venezuela) in liquidation		100.00	Sudameris	Holding
Investholding d.o.o. Karlovac		56.38	Privredna Banka Zagreb	Holding
Investitori Associati S.A in liquidation	16.67		Banca Intesa	Holding
Ipef Partners Ltd.	40.50		Banca Intesa	Holding
Italia Generali Costruzioni Srl	100.00		Banca Intesa	Pledge
Italian Equity Advisors SpA in liquidation	17.16		Banca Intesa	Pledge
KMB-Bank Small Business Credit Bank(closed Joint Stock C.)		75.00	Intesa Holding International	Holding
KMB-Leasing (closed Joint Stock Company)		100.00	KMB-Bank	Holding
Lelle SPC - Real Estate Investment and Trading Rt.		99.96	Cib Real Estate	Holding
		0.04	Cib Insurance Broker	Holding
Leonardo Technology SpA	33.33		Banca Intesa	Holding
Lima Sudameris Holding S.A	49.28		Banca Intesa	Holding
		43.95	Inversiones Mobiliarias	Holding
Luxicav Conseil S.A.		99.97	Société Européenne de Banque	Holding
Luxi Privilege Conseil S.A.		50.00	Société Européenne de Banque	Holding
Mandricardo SpA	99.75		Banca Intesa	Pledge
Mantero Finanziaria SpA	10.59		Banca Intesa	Holding
Marcofil SpA under bankruptcy procedures	100.00		Banca Intesa	Pledge
Marcotex SpA under bankruptcy procedures	100.00		Banca Intesa	Pledge
Margit Business Center Limited Liability Company		100.00	Cib Real Property Utilisation and Services	Holding
Martoni SpA		51.00	Banca Popolare Friuladria	Pledge
Mater-Bi SpA	34.48		Banca Intesa	Holding
Medimurska Banka dd		96.39	Privredna Banka Zagreb	Holding
Medinvest Srl under bankruptcy procedures	100.00		Banca Intesa	Pledge
Metallurgica G. Berera SpA		50.00	C.R. di Parma e Piacenza	Pledge
Metronet Telekomunikacije d.d. za telekomunikacijske usluge		18.86	Privredna Banka Zagreb	Holding
Mezzanove Capital Management Sarl (ex Meridian Mezzanine Mariag.)		47.00	Private Equity International	Holding
Mezzanove Capital Sca-Sicar (ex Meridian Mezzanine Sca)		47.06	Private Equity International	Holding
Mirror International S.a.r.l.	2.10		Banca Intesa	Holding
		8.41	Private Equity International	Holding
Modulblok SpA		13.06	Banca Popolare Friuladria	Pledge
Montagna 2000 SpA		11.00	C.R. di Parma e Piacenza	Holding
Monte Mario 2000 Srl		47.50	Intesa Real Estate	Holding
N.H. Italia Srl	49.00		Banca Intesa	Holding
N.T.M. SpA		61.11	Banca Intesa Mediocredito	Pledge
Netsystem.com SpA	35.74		Banca Intesa	Pledge
Neubor Glass SpA		26.66	Banca Popolare Friuladria	Holding
Novacarta Srl in liquidation		99.90	Cormano	Holding
Nuova Cartiera di Arbatax SpA under extraordinary administration		16.00	Banca Cis	Holding
Nuova G SpA under extraordinary administration	100.00		Banca Intesa	Pledge
Nuovo Hotel S. Pietro Srl	28.00		Banca Intesa	Pledge
O.M.S.O. Officina Macchine per Stampa su Oggetti SpA	20.50		Banca Intesa	Pledge
Obiettivo Nordest Sicav SpA	29.62		Banca Intesa	Holding
OOO Intesa Realty Russia	100.00		Banca Intesa	Holding
P.B. Srl	42.24		Banca Intesa	Holding
Parmafactor SpA	10.00		Banca Intesa	Holding
		10.00	C.R. di Parma e Piacenza	Holding
Pasco SpA		90.00	C.R. Biella e Vercelli	Pledge
PBZ American Express d.o.o. - Skopje		95.00	PBZ Card	Holding

Company	Percentage or quotas held direct	indirect	Direct ownership	Type of right
PBZ Card d.o.o. (ex PBZ American Express d.o.o. Zagreb)		100.00	Privredna Banka Zagreb	Holding
PBZ Croatia Osiguranje Joint Stock Co. for Comp.Pens.Fund M. (ex PBZ Croatia Ósig. Plc for Compuls. Pension Fund Man.)		50.00	Privredna Banka Zagreb	Holding
PBZ Invest d.o.o.		100.00	Privredna Banka Zagreb	Holding
PBZ Kapital d.o.o. in liquidation		100.00	Privredna Banka Zagreb	Holding
PBZ Leasing d.o.o.		100.00	Privredna Banka Zagreb	Holding
PBZ Nekretnine d.o.o.		100.00	Privredna Banka Zagreb	Holding
PBZ Stambena Stedionica d.d.		100.00	Privredna Banka Zagreb	Holding
Petrochemical Investments Ltd	100.00		Banca Intesa	Holding
Pettinatura Biellese SpA		28.84	C.R. Biella e Vercelli	Pledge
Phoenix Beteiligungs und Verwaltungs GmbH & Co. KG		1.22	Phoenix Beteiligungs GmbH	Holding
(former Phoenix KG)	98.78		Banca Intesa	Holding
Phoenix Beteiligungs GmbH	100.00		Banca Intesa	Holding
Po Vita SpA		50.00	C.R. di Parma e Piacenza	Holding
Porto San Rocco SpA		19.13	Banca Popolare Friuladria	Pledge
Private Equity International S.A.(former Neuf)	99.99		Banca Intesa	Holding
Privredna Banka Zagreb d.d.		76.30	Intesa Holding International	Holding
Progetti SpA (former Srl)	24.00		Banca Intesa	Pledge
Progetto Milano Bastioni SpA	15.39		Banca Intesa	Holding
R.C.N. Finanziaria SpA (former T.F. Partners Srl)	23.96		Banca Intesa	Holding
Recovery a.s. (former Leasreal a.s.)		100.00	Vseobecna Uverova Banka	Holding
Remari Finanziaria Srl in liquidation	28.00		Banca Intesa	Pledge
Renee Srl under bankruptcy procedures	100.00		Banca Intesa	Pledge
Resco Uno Srl (former Trattamenti Termici Solbiate Srl)	100.00		Banca Intesa	Holding
Riconversider Srl	13.86		Banca Intesa	Holding
S.E.P. Società Economia Parmense Srl		19.00	C.R. di Parma e Piacenza	Holding
Sabaudia 29 Srl in liquidation	95.00		Banca Intesa	Pledge
Saga SpA	45.00		Banca Intesa	Pledge
Sailview Company		99.99	Private Equity International	Holding
San Francesco Srl	100.00		Banca Intesa	Pledge
Saper Participacoes Ltda (ex Saper Empreendim.Imobiliarios)		37.90	Soc. de Assessoria Tecnica e Administrativa	Holding
Scala Advisory S.A.		0.03	Société Européenne de Banque	Holding
	99.97		Banca Intesa	Holding
Scotiabank Perù S.A.A. (former Banco Wiese Sudameris S.A.)		15.73	Lima Sudameris Holding	Holding
	5.39		Banca Intesa	Holding
Seb Trust Ltd		99.99	Société Européenne de Banque	Holding
Servitia S.A.		99.99	Société Européenne de Banque	Holding
Servizi Riscossione Tributi Terni SpA (SE.RI.T. TERNI)		100.00	C.R. Terni e Narni	Holding
Servizio Riscossione Tributi Rieti SpA (SE.RI.T. RIETI)		100.00	C.R. Rieti	Holding
Setefi SpA	100.00		Banca Intesa	Holding
Shanghai Sino-Italy Business Advisory Company Ltd	40.00		Banca Intesa	Holding
Sicil Power SpA	97.00		Banca Intesa	Pledge
Sig Comaco SpA		100.00	C.R. di Parma e Piacenza	Pledge
Sig Manzini SpA		100.00	C.R. di Parma e Piacenza	Pledge
Sistemi Tecnologici SpA	100.00		Banca Intesa	Pledge
Slovak Banking Credit Bureau Spol. s.r.o.		33.33	Vseobecna Uverova Banka	Holding
SO.GE.A.P. Aeroporto di Parma SpA		15.82	C.R. di Parma e Piacenza	Holding
Soc. de Assessoria Tecnica e Administrativa Sa - SATA		99.99	Intesa Brasil Empreendimentos	Holding
Soc. Aree Ind. ed Artigianali - S.A.I.A. SpA	10.08		Banca Intesa	Holding
Società Europea di Sviluppo Srl	90.00		Banca Intesa	Pledge
Società Gestione per il Realizzo SpA	10.02		Banca Intesa	Holding
		0.95	Carifano	Holding
Società Italiana Acciai Bolzano SIAB SpA	45.18		Banca Intesa	Pledge
Società Italiana di Revisione e Fiduciaria SpA - SIREF	100.00		Banca Intesa	Holding

Company	Percentage or quotas held direct	indirect	Direct ownership	Type of right
Società per i Servizi Bancari - SSB SpA		0.23	Banca di Trento e Bolzano	Holding
		0.21	C.R. di Parma e Piacenza	Holding
	17.52		Banca Intesa	Holding
		0.05	C.R. Viterbo	Holding
		0.04	C.R. Città di Castello	Holding
		0.05	C.R. Rieti	Holding
		0.01	C.R. Spoleto	Holding
		0.04	C.R. Foligno	Holding
		0.11	C.R. Biella e Vercelli	Holding
		N.S.	Banca Cis	Holding
		0.06	Banca Popolare Friuladria	Holding
		0.02	C.R. Ascoli	Holding
		0.04	C.R. Terni e Narni	Holding
Società Riscossione Tributi Lucca e Cremona SpA (ex Bipielle Riscossioni)	18.57		Banca Intesa	Holding
Societe d'Investiss.et de Financ. Immobiliers S.A - Finameris		99.99	Banca Intesa (France)	Holding
Société Européenne de Banque S.A.		99.99	Intesa Holding International	Holding
Societe Fonciere Meyerbeer Sarl		100.00	Sudameris	Holding
Speroni Beni Stabili Srl		100.00	Banca Intesa Mediocredito	Pledge
Spinoffer Real Estate Srl	100.00		Banca Intesa	Pledge
Strutture Centrali Srl	25.00		Banca Intesa	Pledge
Sudameris SA (former Banque Sudameris SA)		99.99	Intesa Holding International	Holding
Sudameris Bank S.A.E.C.A.(ex Banco Sudameris Paraguay S.A.E.C.A.)		19.86	Sudameris	Holding
Sudameris Inmobiliaria SA (Panama)		100.00	Sudameris	Holding
Sviluppo Garibaldi Repubblica SpA in liquidation	33.00		Banca Intesa	Holding
Synesis Finanziaria SpA	25.00		Banca Intesa	Holding
Tabby SpA under bankruptcy procedures	73.81		Banca Intesa	Pledge
Tamma - Industrie Alimentari di Capitanata Srl	54.60		Banca Intesa	Pledge
Tasa Finance Lux S. à r.l.	100.00		Banca Intesa	Holding
Tecnoarredamenti Srl		100.00	Banca Popolare Friuladria	Pledge
Tecnoforge SpA	14.77		Banca Intesa	Pledge
Tehnolosko-Inovacijski Centar doo		11.20	Privredna Banka Zagreb	Holding
Tele 2 d.o.o. za telekomunikacijske usluge		14.00	Privredna Banka Zagreb	Holding
Termomeccanica SpA	33.29		Banca Intesa	Holding
The Titus Fund		100.00	Intesa Investimenti	Holding
Tornabuoni Srl	100.00		Banca Intesa	Pledge
Tre Re SpA in liquidation	39.99		Banca Intesa	Pledge
Trigoria 2000 Srl in liquidation	95.00		Banca Intesa	Pledge
Turismo e Immobiliare SpA	25.00		Banca Intesa	Holding
Twice Sim SpA (former Gemofin Sim)	19.95		Banca Intesa	Holding
Unirose International S.A. (ex Genseb-Generali e Seb Risk Service)		99.99	Société Européenne de Banque	Holding
Uno a Erre Italia SpA (former ECC Holding Srl)	13.51		Banca Intesa	Holding
		11.14	Banca Intesa Mediocredito	Holding
UPI Banka d.d. - Sarajevo		81.18	Intesa Holding International	Holding
Villaggio Turistico Internazionale Srl (former Sviluppo Marino Srl)	100.00		Banca Intesa	Pledge
Viterie Bal.Bi Srl		50.00	Banca Popolare Friuladria	Pledge
Vseobecna Uverova Banka a.s.		96.49	Intesa Holding International	Holding
Vub Asset Management Sprav. Spol. a.s.		100.00	Vseobecna Uverova Banka	Holding
Vub Factoring a.s.		100.00	Vseobecna Uverova Banka	Holding
Vub Generali dochodkova spravcovska spolocnost a.s.		50.00	Vseobecna Uverova Banka	Holding
Vub Leasingova a.s.		100.00	Vseobecna Uverova Banka	Holding
Zao Banca Intesa	100.00		Banca Intesa	Holding
Zao International Business Consulting in liquidation	55.00		Banca Intesa	Holding

N.S. = not significant since the percentage is under 0.001.



Contacts

Banca Intesa S.p.A.

Registered Office
Piazza Paolo Ferrari, 10
20121 Milano
Telephone +39 02 879 11
Fax +39 02 879 37892
e-mail: info@bancaintesa.it
www.bancaintesa.it

General Management
Via Monte di Pietà, 8
20121 Milano

Investor Relations
Telephone +39 02 879 43180
Telephone +39 02 879 42622
e-mail: investorelations@bancaintesa.it

Media Relations
Telephone +39 02 879 63531
Telephone +39 02 879 63010
e-mail: stampa@bancaintesa.it

PRINTING: GRUPPO AGEMA - ITALY

Gruppo Intesa

Reclassified consolidated statement of income

(in millions of euro)

	30.06.2006	30.06.2005 Restated (*)	Changes amount	Changes %	30.06.2005
Net interest income	2,773	2,627	146	5.6	2,597
Dividends	13	12	1	8.3	12
Profits (Losses) on investments carried at equity	79	103	-24	-23.3	66
Net fee and commission income	1,845	1,764	81	4.6	1,924
Profits (Losses) on trading	531	336	195	58.0	362
Other operating income (expenses)	20	-1	21		16
Operating income	5,261	4,841	420	8.7	4,977
Personnel expenses	-1,551	-1,488	63	4.2	-1,566
Other administrative expenses	-848	-815	33	4.0	-864
Adjustments to property, equipment and intangible assets	-241	-225	16	7.1	-242
Operating costs	-2,640	-2,528	112	4.4	-2,672
Operating margin	2,621	2,313	308	13.3	2,305
Goodwill impairment	-	-	-	-	-
Net provisions for risks and charges	-57	-157	-100	-63.7	-164
Net adjustments to loans	-372	-312	60	19.2	-321
Net impairment losses on other assets	-1	-4	-3	-75.0	-7
Profits (Losses) on investments held to maturity and on other investments	50	82	-32	-39.0	88
Income (Loss) before tax from continuing operations	2,241	1,922	319	16.6	1,901
Taxes on income from continuing operations	-750	-653	97	14.9	-670
Income (Loss) after tax from discontinued operations	43	4	39		16
Minority interests	-58	-73	-15	-20.5	-47
Net income	**1,476**	**1,200**	**276**	**23.0**	**1,200**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

	2006		2005 Restated (*)			
	Second quarter	First quarter Restated (*)	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,413	1,360	1,332	1,349	1,333	1,294
Dividends	13	-	-	-	12	-
Profits (Losses) on investments carried at equity	50	29	50	47	50	53
Net fee and commission income	895	950	848	818	881	883
Profits (Losses) on trading	175	356	114	170	153	183
Other operating income (expenses)	8	12	11	-7	11	-12
Operating income	2,554	2,707	2,355	2,377	2,440	2,401
Personnel expenses	-780	-771	-823	-753	-746	-742
Other administrative expenses	-436	-412	-453	-394	-434	-381
Adjustments to property, equipment and intangible assets	-124	-117	-154	-121	-116	-109
Operating costs	-1,340	-1,300	-1,430	-1,268	-1,296	-1,232
Operating margin	1,214	1,407	925	1,109	1,144	1,169
Goodwill impairment	-	-	-6	-	-	-
Net provisions for risks and charges	-19	-38	-192	-45	-113	-44
Net adjustments to loans	-165	-207	-263	-165	-123	-189
Net impairment losses on other assets	-4	3	-18	1	-8	4
Profits (Losses) on investments held to maturity and on other investments	50	-	709	42	21	61
Income (Loss) before tax from continuing operations	1,076	1,165	1,155	942	921	1,001
Taxes on income from continuing operations	-346	-404	-46	-318	-305	-348
Income (Loss) after tax from discontinued operations	24	19	98	55	-1	5
Minority interests	-29	-29	-27	-34	-35	-38
Net income	**725**	**751**	**1,180**	**645**	**580**	**620**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Reclassified consolidated balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005 Restated (*)	Changes amount	Changes %	31.12.2005
Financial assets held for trading	51,160	51,067	93	0.2	51,067
Financial assets available for sale	4,828	4,380	448	10.2	4,379
Investments held to maturity	2,479	2,810	-331	-11.8	2,810
Due from banks	29,338	27,184	2,154	7.9	27,111
Loans to customers	176,023	168,767	7,256	4.3	169,478
Investments in associates and companies subject to joint control	2,144	2,099	45	2.1	2,091
Property, equipment and intangible assets	4,211	4,279	-68	-1.6	4,280
Tax assets	2,817	3,055	-238	-7.8	3,096
Non-current assets held for sale and discontinued operations	1,079	3,739	-2,660	-71.1	2,869
Other assets	6,118	6,380	-262	-4.1	6,354
Total Assets	**280,197**	**273,760**	**6,437**	**2.4**	**273,535**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005 Restated (*)	Changes amount	Changes %	31.12.2005
Due to banks	36,598	31,760	4,838	15.2	31,771
Due to customers	193,761	187,207	6,554	3.5	187,590
Financial liabilities held for trading	16,750	21,249	-4,499	-21.2	21,249
Tax liabilities	1,658	1,057	601	56.9	1,091
Liabilities associated with non-current assets held for sale and discontinued operations	1,010	3,716	-2,706	-72.8	2,963
Other liabilities	9,987	8,427	1,560	18.5	8,531
Allowances for specific purpose	2,856	2,819	37	1.3	2,834
Share capital	3,613	3,596	17	0.5	3,596
Reserves	10,775	9,255	1,520	16.4	9,255
Valuation reserves	968	829	139	16.8	829
Minority interests	745	820	-75	-9.1	801
Net income	1,476	3,025	-1,549	-51.2	3,025
Total Liabilities and Shareholders' Equity	**280,197**	**273,760**	**6,437**	**2.4**	**273,535**

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Quarterly development of the reclassified consolidated balance sheet

(in millions of euro)

Assets	2006		2005 Restated (*)			
	30/06	31/3 Restated (*)	31/12	30/09	30/06	31/03
Financial assets held for trading	51,160	53,444	51,067	53,211	60,673	56,408
Financial assets available for sale	4,828	4,533	4,380	4,197	4,582	4,688
Investments held to maturity	2,479	2,378	2,810	2,577	2,425	2,402
Due from banks	29,338	26,112	27,184	26,596	26,678	23,673
Loans to customers	176,023	176,834	168,767	160,338	159,186	156,379
Investments in associates and companies subject to joint control	2,144	2,208	2,099	2,726	2,213	2,071
Property, equipment and intangible assets	4,211	4,287	4,279	3,756	3,356	3,770
Tax assets	2,817	2,992	3,055	2,945	3,098	3,409
Non-current assets held for sale and discontinued operations	1,079	462	3,739	4,751	5,129	4,755
Other assets	6,118	5,817	6,380	7,055	7,734	8,058
Total Assets	280,197	279,067	273,760	268,152	275,074	265,613

Liabilities and Shareholders' Equity	2006		2005 Restated (*)			
	30/06	31/3 Restated (*)	31/12	30/09	30/06	31/03
Due to banks	36,598	40,666	31,760	31,918	33,010	34,719
Due to customers	193,761	187,747	187,207	179,833	183,082	173,289
Financial liabilities held for trading	16,750	18,982	21,249	24,229	26,217	24,054
Tax liabilities	1,658	1,599	1,057	1,319	1,276	1,236
Liabilities associated with non-current assets held for sale and discontinued operations	1,010	304	3,716	3,061	3,393	2,945
Other liabilities	9,987	10,127	8,427	8,851	9,812	11,544
Allowances for specific purpose	2,856	2,903	2,819	2,503	2,617	2,872
Share capital	3,613	3,596	3,596	3,596	3,596	3,561
Reserves	10,775	10,724	9,255	9,248	9,229	9,105
Valuation reserves	968	913	829	700	628	600
Minority interests	745	755	820	1,049	1,014	1,068
Net income	1,476	751	3,025	1,845	1,200	620
Total Liabilities and Shareholders' Equity	280,197	279,067	273,760	268,152	275,074	265,613

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

Gruppo Intesa

Breakdown of financial highlights and financial ratios by business area

(in milions of euro)

	Retail Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Corporate Division and Banca Intesa Infrastrutture e Sviluppo		Central Structures		Total	
	30.06.06	30.06.05 Restated (*)	30.06.06	30.06.05 Restated (*)	30.06.06	30.06.05 Restated (*)	30.06.06	30.06.05 Restated (*)	30.06.06	30.06.05 Restated (*)	30.06.06	30.06.05 Restated (*)
Operating income	2,783	2,627	841	781	592	513	940	844	105	76	5,261	4,841
Operating costs	-1,442	-1,394	-393	-378	-310	-275	-338	-328	-157	-153	-2,640	-2,528
Operating margin	1,341	1,233	448	403	282	238	602	516	-52	-77	2,621	2,313
Provisions and adjustments	-260	-159	-70	-82	-45	-45	-40	-73	-15	-114	-430	-473
Profits (Losses) on investments held to maturity and on other investments	-1	—	3	15	3	4	27	—	18	63	50	82
Income (Loss) before tax from continuing operations	1,080	1,074	381	336	240	197	589	443	-49	-128	2,241	1,922
RWA	81,196	76,949	27,604	25,711	15,468	12,386	56,679	51,615	14,078	17,081	195,025	183,742
Allocated capital	4,901	4,633	1,656	1,543	932	746	3,401	3,097	845	1,025	11,735	11,044
Income from continuing operations on allocated capital	44.4%	46.8%	46.3%	43.9%	51.9%	53.4%	35.0%	28.9%	-11.6%	-25.0%	38.5%	35.1%

(*)Figures restated on a consistent basis, considering changes in the consolidation area.